**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated March 29, 2019

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2018**

SUITE OF REPORTS

INTEGRATED REPORT
2018

AngloGoldAshanti

VISION

To be the leading mining company.

MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Our business values and beliefs guide our behaviour, in order that we make a positive impact. These behaviours and beliefs link our business activities to our social performance.

 **Safety** is our first value.

 We treat each other with **dignity and respect.**

 We are **accountable** for our actions and undertake to deliver on our commitments.

 We want the **communities and societies** in which we operate to be better off for AngloGold Ashanti having been there.

 We value **diversity.**

 We respect the **environment.**

AngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global mining company with operations and projects on four continents. AngloGold Ashanti is the third largest gold producer in the world in terms of production

<IR> CONTENTS

The structure of our integrated report reflects our value creation story and how we delivered on our strategic objectives in 2018, considering the world in which we operate, the resource inputs required and used, and the governance framework we have in place to guide and oversee sustained value creation.

ABOUT OUR REPORT

Scope, boundary and reporting principles

This 2018 integrated report documents AngloGold Ashanti's operational and financial performance incorporating our performance in relation to the environment and society, and how this is guided and underpinned by our governance framework for the year from 1 January to 31 December 2018.

Structured according to our strategic objectives, this report aims to provide a concise, comprehensive review, highlighting successes, challenges and progress in delivering on our strategy, given our external operating context, the ensuing material opportunities and risks, stakeholders' concerns and the outlook for the future and the long-term sustainability of the business.

In addition to the King IV Report on Corporate Governance for South Africa, 2016 (King IV), this integrated report also complies with the International Integrated Reporting Council's (IIRC's) framework on integrated reporting, the South African Companies Act, No.71 of 2008 (as amended) and the JSE Listings Requirements.

This is a group level report covering the entire Company, including its joint ventures and investments. While performance and targets are reported regionally, in line with

our corporate structure, we report fully on all operations managed by AngloGold Ashanti. Those operations in which we have an ownership interest but do not manage – Kibali and Morila – are partially reported. There were no significant changes to the scope, boundary or measurement methods used in this report. Restatements of comparatives, if any, are indicated.

Information relating to joint ventures and other interests is provided if deemed material. Production, costs and capital expenditure data is attributable, unless otherwise indicated. Employee data and average workforce data are reported for AngloGold Ashanti with joint ventures reported as attributable. Employee data includes both permanent employees and contractors.

While this report presents an integrated overview of the Company in terms of the capitals used and impacted, more detailed coverage of our sustainable development performance is presented in the Sustainable Development Report 2018.

Any significant, material event that occurs between the end of the financial year and the date on which this report is approved is included.

Materiality and target audience

While information presented in this report is aimed primarily at current and potential investors and financiers, to enable them to assess our ability to create value and the future viability of our business, this report will also be relevant to other stakeholders – various levels of government, regulators, NGOs, among others – who have an interest in our performance and outlook.

The material risks and issues reported are those considered most likely to affect the sustainability of our business in the short, medium and long term. In identifying these, as well as any opportunities, we have taken into account our operating context and stakeholder feedback during the year. Our most material stakeholder issues are discussed more fully in the <SDR>.

 Your feedback is important to us. Should you have any queries, please address these to our company secretary/investor relations at companysecretary@anglogoldashanti.com.

SUSTAINABLE DEVELOPMENT GOALS

In this integrated report, we acknowledge the United Nations' Sustainable Development Goals (SDGs). Our sustainable development strategy and its aims, which support our overall business strategy, are aligned with the SDGs. The SDGs also speak to our environment, social and governance (ESG) impacts. More detailed information on our contribution towards achieving the SDGs can be found in the <SDR>.

The 17 SDGs, developed to support the United Nations 2030 Agenda, are aimed overall at ending poverty and inequality, protecting the planet, and ensuring peace and prosperity for all.

See page
21
SUSTAINABLE DEVELOPMENT GOALS

ABOUT OUR REPORT CONTINUED

AngloGold Ashanti's 2018 suite of reports comprises:

<IR>
Integrated Report
- The primary document in our suite of reports
- Provides a comprehensive overview of our performance in relation to our strategic objectives and the outlook for the Company
- Both financial and non-financial performance are reviewed
- Complies with the IIRC framework, King IV and the JSE Listings Requirements



<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)
- Notice of forthcoming annual general meeting
- Description of resolutions to be voted on
- Remuneration policy and implementation report
- Summarised financial information



<SDR>
Sustainable Development Report
- Describes commitment to sustainable development
- Provides detail on socio-economic and environmental performance in relation to material issues
- Complies with GRI Standards and is aligned with the UN Global Compact and UN Sustainable Development Goals (SDGs)
- Independently assured



<R&R>
Mineral Resource and Ore Reserve Report
- Detailed breakdown of our Mineral Resource and Ore Reserve – at group and operational level
- Complies with SAMREC and JORC, as well as Section 12.11 of the JSE Listings Requirements
- Signed off by Competent Person



<AFS>
Annual Financial Statements
- Prepared in accordance with the International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, No 71 of 2008, as amended, the JSE Listings Requirements and King IV
- Audited in accordance with International Standards on Auditing
- Includes the Directors' report



<WWW>
Our dedicated annual reporting website, hosts PDFs of the full suite of reports to facilitate ease of access by and communication with stakeholders.



www.aga-reports.com
Houses the full suite of 2018 reports together with supplementary information


Scan to visit the mobile website

OPERATIONAL PROFILES <OP>
Compiled for each operation, these include relevant operational and sustainable development information

DIRECTORS' STATEMENT OF RESPONSIBILITY, COMMITMENT AND ASSURANCE

The board and executive management consider the matters discussed in this report to be those that most influence our ability to successfully achieve our strategic objectives, create value and manage the risks we face, and believe that this report fairly records our performance in the past year and our outlook.

The board confirms AngloGold Ashanti's commitment to ethical leadership, governance, and our corporate citizenship and assurance responsibilities, which are reflected throughout this report, in line with King IV, Principle 5.

The board, assisted by the Audit and Risk and the Social, Ethics and Sustainability Committees, is ultimately responsible for confirming the integrity and completeness of this and the entire suite of 2018 reports. Having applied its collective mind to the preparation, information and presentation of this report, the board declared that all material issues have been addressed and that this report presents a fair and balanced view of the Company's integrated performance for the year ended 31 December 2018.

Approvals and assurance

The information contained in this report has been subject to either an internal or an external audit. The group's annual financial statements were subject to an external audit and signed off by Ernst & Young (EY). Internal audit and approval processes, including, among others, management assurance and internal audit reviews of information and data published, are conducted regularly. In addition, our operations are subjected to risk-based, integrated, combined assurance reviews focusing on commercial, safety and sustainability aspects of the business. The outcomes of these reviews and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of our internal control systems and procedures.

This report was approved by the board of directors on 19 March 2019.

Chairman	Chief Executive Officer	Chief Financial Officer
Sipho M Pityana	Kelvin Dushnisky	Christine Ramon

Chairman: Audit and Risk Committee	Chairman: Social, Ethics and Sustainability Committee	
Rhidwaan Gasant	Nozipho January-Bardill	

Independent non-executive directors		Alan Ferguson
Albert Garner	Dave Hodgson	Michael Kirkwood
Maria Richter	Rodney Ruston	Jochen Tilk



SECTION 1

ABOUT ANGLOGOLD ASHANTI

Introducing AngloGold Ashanti, explaining who we are, our strategy and investment case

SECTION HIGHLIGHTS

Production	Productivity	All-in sustaining cost	Improved safety performance
3.4Moz	**13.31oz**	**down 7%**	**AIFR down 36%**
	per total employee costed	year-on-year	

WHO WE ARE – CORPORATE PROFILE

AngloGold Ashanti, an independent, global gold mining company with a diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa.

Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.

Our portfolio of assets

As at 31 December 2018, our portfolio of 14 operations in nine countries included long-life, relatively low-cost operating assets with differing ore body types, located in key gold-producing regions around the world. These operating assets were supported by three greenfields projects in a tenth country and a focused global exploration programme.

Our operations and greenfields projects are grouped into the following regions: Continental Africa, Americas, Australasia and South Africa.

Our footprint

AMERICAS

1 **Argentina**
Cerro Vanguardia (92.5%)

2 **Brazil**
Serra Grande
AGA Mineração

3 **Colombia**
Gramalote (51%)
La Colosa
Quebradona (94.876%)

CONTINENTAL AFRICA

4 **Guinea**
Siguiri (85%)

5 **Mali**
Morila (40%) [1]
Sadiola (41%)
Yatela [2]

6 **Ghana**
Iduapriem
Obuasi [3]

7 **DRC**
Kibali (45%) [1]

8 **Tanzania**
Geita

SOUTH AFRICA

9 **South Africa**
Mponeng (West Wits)
Surface Operations
Vaal River
Kopanang [4]
Moab Khotsong [4]

AUSTRALASIA

10 **Australia**
Sunrise Dam
Tropicana (70%)

(1) Morila and Kibali are managed and operated by Barrick Gold Corporation (Barrick) following its merger with Randgold Resources Limited.
(2) Yatela is being sold.
(3) Obuasi – the redevelopment project began in early 2019.
(4) The Vaal River operations, Kopanang and Moab Khotsong, were sold on 28 February 2018.

LEGEND
Operations / Projects
Asset sale being considered
Greenfields exploration

Note: Brownfields exploration is conducted at all operations



Colombia 3
Brazil 2
Argentina 1
Guinea 4
Mali 5
6 Ghana
DRC 7
8 Tanzania
South Africa 9
Australia 10

WHO WE ARE – CORPORATE PROFILE CONTINUED

Our business

Our business activities span the full spectrum of the mining value chain – from exploration through mining to the production of refined gold and its sale. Our activities also include mitigating our impact on the communities and environments in which we operate.

To maintain and strengthen our social capital, we aim to create sustainable value for shareholders, employees, and social and business partners through safe and responsible mining and discipline in the allocation of capital.

Over the past five years, AngloGold Ashanti has transformed itself by increasing efficiencies and competitiveness, focusing on safety and sustainability performance, improving margins, containing operating and overhead costs, and generating positive cash flows, in line with our strategic objectives.

Our organisational and management structures align with global best practice in corporate governance. By using our human capital efficiently, enabling functions cover planning and technical, strategy, sustainability, finance, human resources, legal and compliance, and stakeholder relations. The planning and technical functions focus on identifying and managing opportunities, maintaining long-term optionality, and ensuring the optimal use of our intellectual capital through a range of activities that include brownfields and greenfields exploration as well as innovative research focused on mining excellence.

Our exploration programme is aimed at establishing an organic growth pipeline to enable us to generate significant value over time. Greenfields and brownfields exploration is conducted in both established and new gold-producing regions, through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings.

Our world-class greenfields discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia.

CORPORATE STATUS UPDATE

- Restructuring of South Africa region continued. Sales of Moab Khotsong and Kopanang were successfully concluded on 28 February 2018

- Following ratification by the Ghana parliament of agreements reached with government during the second half of 2018, the redevelopment of Obuasi began in January 2019

- Closure is on track at Yatela and its sale is pending, subject to fulfillment of conditions precedent

- All other assets are operational

- Disclosure refers to continuing operations


Argentina – Cerro Vanguardia

Our product

Once mined, gold ore is processed into doré (unrefined gold bars) on site and dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the London Bullion Market Association's standards of 'good delivery'. The refined gold bars are then sold directly to bullion banks.

While gold is our principal product, several by-products also make up a small proportion of our manufactured capital output. By-products are silver in Argentina and sulphuric acid in Brazil. In compliance with all applicable legislation, great care is taken to ensure the safe production, transportation and storage of sulphuric acid, which is a hazardous material.

Following the sale of the Vaal River operations, effective 28 February 2018, which included the uranium producing unit, AngloGold Ashanti no longer produces uranium.

WHO WE ARE – CORPORATE PROFILE CONTINUED

Shareholders and their shareholdings

AngloGold Ashanti has a diverse spread of shareholders that includes some of the world's largest financial institutions.

Our listings

The primary listing of the Company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs), on the Australian Securities Exchange (ASX) in the form of Depositary Interests (CDIs) and on the Ghana Stock Exchange as ordinary shares and as Ghanaian Depositary Shares (GhDSs).

At 31 December 2018, AngloGold Ashanti had 412,769,980 ordinary shares in issue and a market capitalisation of $5.2bn (2017: $4.2bn). Post year-end, at 19 March 2019, the date on which this report was approved by the board, the Company's market capitalisation was $5.5bn.

Our top 10 shareholders

The top 10 shareholders together own 46.37% of the ordinary shares in issue. Three shareholders had holdings exceeding 5% of the total ordinary issued share capital.

As at 31 December 2018, the top 10 shareholders in AngloGold Ashanti were:

Rank	Shareholder	No. of shares	% of issued share capital
1	VanEck Global (New York)	52,402,004	12.70
2	BlackRock Investment Management – Index (San Francisco)	32,926,713	7.98
3	Public Investment Corporation (Pretoria)	25,395,823	6.15
4	Dimensional Fund Advisors (London)	18,303,651	4.43
5	Vanguard Group (Philadelphia)	14,533,792	3.52
6	Paulson & Co (New York)	12,782,400	3.10
7	Old Mutual Investment Group (Cape Town)	11,092,906	2.69
8	Investec Asset Management (Cape Town)	9,210,706	2.23
9	Fidelity Management & Research (Boston)	8,069,081	1.95
10	GIC (Singapore)	6,678,002	1.62

The Bank of New York Mellon holds 183,174,711 shares, equivalent to 44% (2017: 159,347,405 shares; 39% holding), through various custodians in respect of AngloGold Ashanti's ADS programme on the NYSE.

Shareholder spread as at 31 December 2018:

Class of shareholder	Number of shares held	% of total shares in issue	Number of shareholders	% of total shareholders
Public shareholders	412,447,978	99.92	11,333	99.92
Non-public: Directors	148,352	0.04	8	0.07
Strategic holdings (government of Ghana)	173,650	0.04	1	0.01
Total	412,769,980	100.00	11,342	100.00

Stock exchange data

	High (R or $/share)	Low (R or $/share)	Average (R or $/share)	Volume traded (000)	Ave monthly volume traded (000)
JSE					
2018	184.00	100.21	123.46	834,000	1,789
2017	183.50	116.65	141.55	461,832	1,818
NYSE					
2018	12.70	7.16	9.35	2,580	3,700
2017	13.52	8.94	10.59	2,520	3,036

Source: Bloomberg



Australasia – Tropicana



Shareholders – geographic distribution
(as at 31 December 2018)

United States	47
South Africa	22
United Kingdom	15
Rest of Europe	7
Asia	3
Ghana	1
Rest of the world	5

KEY FEATURES OF THE YEAR

Creating value for shareholders by delivering on our strategy – Our key features demonstrate solid performance in 2018, our focus on safety and environmental stewardship with improved integration of environmental, social and governance (ESG) factors into our business.

We have delivered consistently on targets, improved our cost management and balance sheet flexibility through enforced capital discipline, which has underpinned improved free cash flow generation.

We also improved our portfolio quality by delivering on self-funded growth projects and maintained optionality with our exploration pipeline contributing to the replacement of our Ore Reserve.

4.81
per million hours worked
All injury frequency rate down 36%
Fatalities 3 (2017: 7)



3.4Moz
Production (2017: 3.8Moz)
Impacted by asset sales in South Africa



2 REPORTABLE ENVIRONMENTAL INCIDENTS
(2017: 3)

Reportable environmental incidents

88% decline over six years

2012 2013 2014 2015 2016 2017 2018

44.1Moz
Gold Ore Reserve

Maiden copper Ore Reserve of

2.8Mlbs declared



$976/oz
All-in sustaining cost
(2017: $1,054/oz)

CHAIRMAN'S LETTER



Dear Stakeholders,

I am in the fortunate position to report on another positive year for AngloGold Ashanti, as the Company continued to deliver on its commitments, while improving its financial, social and operational performance.

Sipho M. Pityana
Chairman

I am in the fortunate position to report on another positive year for AngloGold Ashanti, as the Company continued to deliver on its commitments, while improving its financial, social and operational performance.

I am also delighted to welcome our new CEO Kelvin Dushnisky, who has an excellent track record in the mining industry, most recently at Barrick Gold. As was announced in June 2018, once again, we extend our gratitude on behalf of all stakeholders to Srinivasan "Venkat" Venkatakrishnan, who resigned as CEO at the end of August 2018, for his years of dedication and the invaluable work done in laying the excellent foundation from which we are able to continue building this Company.

For all our achievements in 2018, it is heartbreaking to reflect upon the deaths of three employees as a result of accidents in the workplace during the year: at Cuiabá, in Brazil, Heber de Oliveira Temoteo; and in South Africa, Sikheto Mathebula at Moab Khotsong and Palo James Machini at Mponeng. These tragedies bring safety into even sharper focus as we continue the work to eliminate all injuries and accidents across our mines.

Elsewhere in this report it is clear that we have, nonetheless, made significant and important strides in making our workplaces safer, with fatality rates reaching unprecedented low levels and all injury frequency rates at their lowest levels in the Company's long history. We remain committed to continuously improving

We remain committed to continuously improving our performance, not only the area of safety, but also in the broader areas of governance, the stewardship of the environment and the promise to conduct our business in an ethical and sustainable way.

our performance, not only the area of safety, but also in the broader areas of governance, the stewardship of the environment and the promise to conduct our business in an ethical and sustainable way.

In our quest for zero harm we continuously review, update and at times renew our systems and processes as we learn from events both internal and external to our Company. The tragic failure of the Brumadinho tailings dam wall in Brazil, where more than 160 people died after a tailings storage facility collapsed, is such an event. We have, particularly in light of these developments, already reviewed both the integrity of our facilities and the systems, processes we use to manage them, but we will closely monitor the investigation outcomes to determine if there are any other actions we need to take to achieve the highest standards of governance in the management oversight of our tailings facilities. Our hearts go out to those impacted by this tragic event.

Politics of polarisation

It is true that the political landscape the world over – and especially in many jurisdictions where mining takes place – remains complex. This means that securing and maintaining our social licence to operate is an ongoing process as we balance the requirements and demands of a wide range of stakeholders. AngloGold Ashanti will continue to nurture strong relationships with these stakeholders in the jurisdictions in which it operates.

In Europe, the UK continues the difficult process of leaving the European Union, while across the European continent political views appear to be increasingly polarised. The uncertainty around Brexit is likely to drag on the performance of the UK economy. In the US, politicians are already jockeying for position ahead of the 2020 Presidential race, with the early signs pointing to a similarly divided environment. These turbulent political environments are not isolated to the

CHAIRMAN'S LETTER CONTINUED

developed world and are symptomatic of the shifting political sands across many operating jurisdictions. Navigating them successfully requires patience, careful stakeholder management, delivery on our commitments and close adherence to our values.

In South Africa, the uncertainty over a previous version of the Mining Charter was mitigated when a revised document, which governs the rules around transformation in the mining sector, was released in September 2018. Although a great improvement on the previous iteration, additional engagements between the industry and the Department of Mineral Resources will be required to ensure some lingering challenges are resolved. The engagement between the industry and the current administration has proved constructive, and I have no doubt that a workable solution to these outstanding issues will be found.

In the DRC, a new Mining Code passed in March 2018 resulted in uncertainty with respect to how the new law will be harmonised with the guarantee of stability which was contained in the previous legislation. Barrick Gold Corporation, our operating partner in the Kibali joint venture, remains in close dialogue with the government in order to gain greater clarity on these issues. On the positive side of the ledger, we reached an agreement governing the remittance of outstanding value-added tax balances in October 2018, giving weight to the government's efforts to create an environment welcoming to foreign investment. This was further cemented by the handover of power at the end of the

year, following the election of Félix Tshisekedi as President of the DRC. The poll that marks the first peaceful and democratic political transition, ushers in a new administration which will need to attract significant investment across a range of industries, to advance the country's significant development needs.

In order to attract the large, long-term capital investment that mining demands, host governments must ensure good governance, regulatory clarity and certainty, and fair and stable financial arrangements. These are important to generating not only the confidence, but also the returns which are necessary for ongoing reinvestment.

We are keenly aware that we must fulfill our side of the bargain, too. To that end, we will continue the work to build strong relationships with our employees and our host governments, and also with the local communities in which we operate. This involves being a good, tax-paying corporate citizen, while also listening to the needs and aspirations of communities as we design the sustainability projects that are meant to remain active after our operations have ceased. This is an area in which our industry could generally improve as we try to turn the perception of mining from one of an industry preoccupied with extraction, to one that is truly an engine of development.

In South Africa, President Cyril Ramaphosa has made it clear that he wants to create an environment conducive to investment. We applaud that ambition but realise that in the run-

up to the general election in May 2019, business will find itself at the mercy of political volatility that often manifests itself in myriad ways. This is again time for calm heads. We must insist on ethical leadership and behaviour and clarity of economic strategy and direction as we navigate the inevitable choppiness that the first half of 2019 is likely to bring.

This same clear-headed approach is needed to stabilise Eskom, South Africa's monopoly energy parastatal. Large-scale corruption, mismanagement and looting of the utility in recent years have left it on the brink of bankruptcy, and the country in a perilous state. It is overstaffed, inefficient and buckling under the weight of an over-leveraged balance sheet. Its refinancing and performance loom over the wider economy leading to credit ratings agencies threatening potentially ruinous downgrades that would increase the cost of both government and private sector borrowing.

In the wider economic context, lack of certainty on the supply and future price of electricity will impact not only economic growth in the short term, but the large investments required to power South Africa's growth in the long term. The impact on dangerously low employment levels across all sectors could be calamitous. There is no doubt that the Eskom monopoly in electrical energy supply no longer serves the long-term needs of our economy.

On a positive note, South Africa's fiercely independent judiciary, civil society and media have held the line after years of pressure, and



together have ensured that those responsible for the most egregious graft and misconduct are now being called to account.

The broader market

The consensus emerging from the World Economic Forum meeting in Davos in January 2019 was that the world economy will likely remain under threat from the polarised political environment characterising many large economies, as well as the economic nationalism that is threatening a more open marketplace.

That view alone appeared to gain some purchase in the latter part of 2018 and into the new year, as the dollar weakened, and general uncertainty hit equity markets in the US and Europe. Gold was a clear beneficiary, climbing the wall of concern to levels around $1,300/oz in February of 2019. The volatility in the bullion market makes the direction hard to determine in the near-term, but the long-term trajectory

CHAIRMAN'S LETTER CONTINUED

looks increasingly positive given the multitude of factors that threaten to derail developed market growth and the upward trajectory of US interest rates. Even if that bullish scenario for gold were to play out, our focus on cost discipline and tight capital allocation will remain absolute. This prudence is demonstrated by plans to further reduce leverage to 1.0 times net debt to adjusted EBITDA through the cycle, providing additional flexibility on our balance sheet.

A cash dividend of the equivalent of $0.07 per share has been declared by the board, which is in accordance with our dividend policy to pay 10% of free cash flow pre-growth capital. In addition, the board exercised its discretion by adding back the South Africa region restructuring costs of $61 million to free cash flow in determining the dividend. This was consistent with the discretion that the board applied last year.

Structure

You will read also in the CEO's letter, and elsewhere in this report, about changes to the Company structure and management with the retirement of a number of key executive committee members. I thank them for their dedicated service to the Company.

While we bid farewell to Charles Carter, David Noko and Chris Sheppard – all seasoned executives who are retiring – we welcome an excellent crop of new leaders in Sicelo Ntuli (Chief Operating Officer: Africa), Pierre Chenard (Executive Vice President: Strategy

and Business Development), and Stewart Bailey (Executive Vice President: Corporate Affairs).

We will now have two divisions, International – covering our operations and projects in the Americas and Australia – and an Africa division, which will incorporate our operations across the continent, including South Africa. I am confident the new structure will provide a platform for improved focus, that will bring with it the gains in productivity and efficiency which will lead to a stronger balance sheet, as we execute on the strategy outlined in the CEO's review and outlook.

We have two board members – Michael Kirkwood and David Hodgson - who are due to retire at the forthcoming Annual General Meeting (AGM), in accordance with board policies and guidelines. On behalf of the board, I'd like to thank them both for their tremendous contribution and diligence in fulfilling their responsibilities.

We are pleased to welcome the newly appointed independent non-executive directors – Alan Ferguson and Jochen Tilk – who joined the Company's board of directors with effect from 1 October 2018 and 1 January 2019, respectively. The board will nominate the two new directors for election by shareholders at the May 2019 AGM. They bring with them the depth and breadth of financial, technical and corporate experience, set out in the <NOM>. Also see their CVs on the Company's website **1**.

Strategic follow-through

As we look to 2019, we will work to ensure continued follow-through on our strategic objectives and our ongoing work to realise the value that we are confident exists in this Company. That requires, among other factors, continued diligence in extracting – in a safe and sustainable way – as much benefit from the natural resources we mine as possible, while demonstrating the equitable sharing of these benefits with all stakeholders. As ever, we also continue to evaluate a range of initiatives that can unlock value and complement those already ongoing.

In closing, I'd like to thank our CEO, Kelvin Dushnisky, his executive management team, and everyone throughout the organisation, whose commitment to AngloGold Ashanti's values make for an efficient, safe and operationally sound company. I would also like to extend my gratitude to my colleagues on the board who go beyond the call of duty in fulfilling their tasks. Further, the group's total commitment to transparency in its business, disdain for corruption and desire to do the right thing whatever the circumstances, underscores its standing as a sustainable miner. This approach ensures AngloGold Ashanti will continue to play its part in building a better society, while also providing continued growth and opportunity for stakeholders.

Sipho M. Pityana
Chairman
19 March 2019

1 https://www.anglogoldashanti.com/company/leadership/#Board.



OUR STRATEGY AND INVESTMENT CASE

Focusing on the strategic areas of the Company

AngloGold Ashanti's core strategic focus is to generate sustainable cash flow improvements and shareholder returns by focusing on five key areas, namely:

- People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.
- We must ensure our balance sheet always remains able to meet our core funding needs.
- All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.
- We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.
- While we are focused on ensuring the most efficient day-to-day operation of our business, we must keep a close eye on creating a competitive pipeline of long-term opportunities.

These focus areas drive our plans for inward investment, to deliver better quality production aimed at increasing margins, extending mine lives and shaping the portfolio in the longer term.


OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Supporting our strategy for sustainable cash flow improvements and returns

ANGLOGOLD ASHANTI'S INVESTMENT CASE:

- Ongoing portfolio improvements and rationalisation, extensive and proven world-class exploration programme to maintain **high-quality portfolio** of long-life assets with a **track record of disciplined capital allocation and project delivery**
- Transparent, **decisive** management team, focused on **minimising risk** and **improving shareholder returns**
- **Prioritising margins** over volume; and improving cost management
- Clear and predictable **strategic approach** with a decisive **response** to a lower gold price
- Balance sheet **flexibility**; appropriate liquidity, and maturities while within set covenant ratio
- **Well-developed engagement model** ensures strong stakeholder relationships and maintains licence to operate

SECTION 2

DELIVERING ON OUR STRATEGY

Explaining what we do – how we create value, how we share value and how we have performed in delivering on our strategy and strategic objectives – given our external operating environment and the consequent risks and opportunities

Strategic objectives

Focus on people, safety, and sustainability

Ensure financial flexibility

Optimise overhead, costs and capital expenditure

Improve portfolio quality

Maintain long-term optionality

IN THIS SECTION

3.4Moz
Production at the top end of guidance, lower year-on-year due to asset sales

$773/oz
Total cash costs at the lower end of guidance of between $770 to $830/oz

14%
the South Africa region's contribution to group production

ZAR 95 cents
Dividend declared, given strong cash flow performance

CEO's REVIEW AND OUTLOOK

Fellow Shareholders,

Last year at AngloGold Ashanti, we continued to consolidate our position as a disciplined gold company with strengthening fundamentals.



Kelvin Dushnisky
Chief Executive Officer

Importantly, we met or improved upon each element of our operating, cost, and capital guidance for the year, demonstrating reliability and consistency, crucial ingredients to an improving valuation over the long term. We also provided clarity in the strategic direction of the Company and the steps that will be taken to advance it.

We remained active managers of the portfolio, with the sale of the deep underground Moab Khotsong and Kopanang mines concluded at the end of February, reducing the contribution from South Africa to around 14%. The remaining South African portfolio – comprising the underground Mponeng mine and Surface Operations – was further restructured to match the off-mine cost structures to the smaller production footprint, improving the longer-term sustainability of the business.

Redevelopment of the Obuasi gold mine started during 2019, as we began to recapitalise this important ore body to bring it back into production as a modern, mechanised operation. The project, estimated at between $495m to $545m, came with the close cooperation of the government of Ghana, demonstrated by a suite of agreements guaranteeing fiscal stability and security. We share the government's ambition for the mine to be an important

vehicle for development in the region and have committed to fostering growth in local content through procurement and employment at all levels. This is rightly an important element in maintaining and strengthening our licence to operate in the region.

If our Reserve is the cornerstone of a sustainable operating base, then a strong and flexible balance sheet is the bedrock of the financial health of the business. Our investments to improve margins and extend the lives of key assets were manifested in both a wider all-in sustaining cost margin at 23%, and a net increase in reserves at the end of the year. Net debt was 17% lower at 31 December 2018, aided by a lift in free cash flow generation to $67m even after all restructuring costs were accounted for.

While these operating and financial fundamentals have improved, so too has our overall sustainability performance. Before getting to the safety and environmental performance during the year, it's important to remember three of our colleagues who

All part of a roadmap to lead us to our ultimate goal:
ZERO HARM

died in workplace accidents: Heber de Oliveira Temoteo at the Cuiabá mine, Sikheto Mathebula at Moab Khotsong mine and Palo James Machini at the Mponeng mine. These deaths are reminders to us that the work of eliminating accidents from our workplaces is an ongoing effort that will require vigilance, resources, initiative, teamwork and adherence to our safety strategy and protocols. All part of a roadmap to lead us to our ultimate goal: zero harm.

Our operating teams continue to do important work to realise safety improvements. The group all injury frequency rate (AIFR) has improved for eight consecutive quarters, and the 2018 annual AIFR performance improved by 36% compared to 2017. This was the best performance in the Company's history.

We are clear that our social licence to operate – which is the explicit and tacit consent from a range of stakeholders to conduct our business – depends on us never becoming complacent with respect to our performance on the full ambit of sustainability activities.

CEO's REVIEW AND OUTLOOK CONTINUED

Portfolio strength

AngloGold Ashanti also has a strong portfolio and a well-developed project pipeline, both with options that will allow us to extend mine lives, improve margins and sustain growth. An appropriately geared balance sheet is fundamental to maintaining strict capital allocation and ensures we will not be forced into measures to check falling production or spiralling costs. This strengthens the business as discretionary free cash flow is used to further improve leverage.

In short, you have a business that for 10 years has not issued additional equity, but has managed to build two new mines; service what at times was an onerous debt load; deleverage; invest in its capital needs; fund a global exploration programme; and return a dividend to shareholders.

Despite a sharp focus on optimising all expenditures in recent years on projects – particularly non-operating spending – the Company has maintained a truly world-class suite of exploration assets. I have found these to be largely under-appreciated by the market. This provides a good opportunity for us to daylight nascent value in the business. These hidden exploration gems include an exciting asset package in southern Nevada that continues to go from strength to strength with every new drill hole. This land package, known as the Silicon Project, is close to the Motherlode property of Corvus Gold, a junior exploration company in which we are the largest shareholder at 19.8%.

Elsewhere in the US, our generative exploration teams are doing the groundwork necessary to test their thesis that a significant gold deposit is to be found in Northern Minnesota's Iron Range. This is the same long-range, science-based initiative that yielded our early exploration success in Colombia, which has since recorded mineral inventory (+60Moz gold equivalent), and in Western Australia, where we found, built, and now operate the impressive Tropicana gold mine.

Colombia is a rich terrain for exploration, and one in which our first-mover advantage has given us an excellent foothold. The two most important projects in our Colombian portfolio are the Gramalote gold deposit, a joint venture with B2Gold, and the Quebradona copper/gold deposit, both in the mining-friendly Colombian department of Antioquia. We are at various stages of feasibility study for both and will devote our focus to them after selling off the bulk of our non-core tenements in the country in early March 2019.

Australia is another exciting area for our geologists, who are working to prove that major undiscovered potential exists at the Mount Clarke regional tenement package in North Queensland.

Elsewhere in the portfolio, our brownfield drilling programmes, closely integrated with our 'Operational Excellence' initiative, continue to find new ounces around our current operating footprint, not only helping us extend lives at our key mines, but to do so profitably.

Strategy going forward

After completing my first six months as CEO, and working closely with the senior management team, we have made the following decisions as key elements of our plan to better focus the business and unlock its significant value.

The balance sheet is the foundation of any durable and successful business. Excellent work has been done to transform what was a heavily geared balance sheet into one that can comfortably handle significant downside in the gold price and/or unforeseen operational disruption. There is significant liquidity, no immediate debt maturities, and our planning for this year targets funding all expenditures and investments from internal sources (i.e. cash-flow breakeven) at a $1,200/oz gold price.

For a gold-producing company, which produces a single commodity in an increasingly complex global operating environment, lower debt means lower risk and added strategic flexibility. Over time, these benefits that come with lower balance sheet leverage will help specifically improve both credit and equity ratings, thereby lowering the cost of capital. Therefore, I believe we would benefit from lowering our current target of a 1.5 times net debt to adjusted EBITDA ratio, through the cycle. From this point on we will target an average ratio of 1.0 times net debt to adjusted EBITDA, through the cycle; a level that, at our current planning assumptions, we can reach and hold even as we invest inward, pay a dividend and service our debt obligations.

Portfolio rationalisation

From my perspective, the portfolio of 14 assets feels somewhat 'heavy'. Given the growing complexity of operating large, commercial-scale operations anywhere in the world, my preference is for more focused management oversight of operating hubs.

With this in mind, in November, we announced a process to dispose of our interest in the Sadiola gold mine in Mali and have now also opted to start a similar process to divest ourselves of the Cerro Vanguardia mine in Argentina. As with Mali, Argentina has been a good jurisdiction for this company for almost two decades, but with competing demands for limited capital, we believe another owner will likely be in a better position to extend the life of this asset benefitting the local, regional and national economies. Be assured, we are not forced sellers and will look to achieve fair value for these assets. If we do not manage to sell these, we will keep them and maximise their efficiencies. As I mentioned, the bulk of the restructuring in South Africa is now behind us, leaving a single underground mine (Mponeng) and a surface business. The latter is made up principally of the surface rock dump processing unit, which is near the end of its life, and the cash generative, long-term Mine Waste Solutions dump-retreatment operation.

Mponeng is ramping up production from the 'Below 120 Level' project, which gives it a lifespan of around eight years. To extend that further, this mine will require additional capital investment starting in about two years and

CEO's REVIEW AND OUTLOOK CONTINUED

running for several more, which will extend life for decades. The investment in extending life at Mponeng beyond eight years will have to compete for scarce capital with a host of other projects in the portfolio, which at current planning assumptions are more attractive given higher returns and quicker payback periods. We must make that decision inside of 18 months.

Focus on advancing projects

Once this rationalisation of the portfolio is complete, we will have a leaner, more efficient portfolio that will benefit from greater management focus. It is upon this foundation that we will bring our Obuasi mine into production, continue to invest in a series of affordable, high-return and quick payback brownfields improvements, and advance our two key projects in Colombia – Gramalote and Quebradona – up the value curve. In each case we will aim to bring ounces into production that improve our average margin.

Our strong organic pipeline, in turn, means we are not forced to undertake expensive and complex M&A to shore up production. We will continue to favour inward investment in our drive to unlock latent value from the business.

We will also take a pragmatic view of funding our pipeline, with no reservations around employing the partnership model which has worked so well at Tropicana, Kibali and Sadiola. In each case of funding needs being analysed, the sole driver in our decision making will be how best to create value for our

shareholders without placing undue financial risk on the Company. In every discussion we are clear that our equity remains a treasured asset – albeit undervalued – and one that should be protected.

Management

We have exciting projects in front of us as we bring Obuasi into production, advance two Colombian projects to feasibility, and put pressure on some relatively high-cost assets in Australia and Brazil to improve performance.

I have made some organisational and management changes to accommodate this. These appointments were implemented in February 2019, in parallel with the scheduled retirements of Chris Sheppard, David Noko and Charles Carter. These outgoing executives were emblematic of the exceptional quality of leadership inside the organisation – we thank them for their service and dedication to the Company.

The first of these restructuring decisions is to reconfigure the operating accountability into two divisions - International, including our operations and projects in the Americas and Australia, and Africa (now including South Africa). The changes to the operating structure provide greater focus on the portfolio: its increasing complexity; rising global political risk; Obuasi coming into operation; and long dated projects in Colombia now moving to feasibility.

Ludwig Eybers will remain Chief Operating Officer: International, with responsibility for

unlocking the potential that exists within our Brazil and Australia assets, advance our Colombia options up the value curve, and ensuring that our global exploration programme continues to deliver strong outcomes.

The Africa portfolio, which will now include the rationalised South Africa footprint, will be overseen by Sicelo Ntuli now Chief Operating Officer: Africa, formerly Senior Vice President: Continental Africa. Sicelo has done excellent work in driving the turnaround of Iduapriem in Ghana during several years running that operation. He also held line responsibility for the Continental Africa region, which has delivered consistently strong operating performances.

Moses Madondo, who did exceptional work as Senior Vice President: Vaal River, before the sale of those assets last year, has assumed responsibility for our South Africa portfolio, as Senior Vice President: South Africa.

Pierre Chenard, formerly Senior Vice President of Business Development of Rio Tinto Alcan Inc., and its General Counsel, was appointed to the role of Executive Vice President: Business Development & Strategy. Pierre, who has held senior roles in the North American gold sector with Cambior, Hope Bay and latterly as a director on the board of Osisko Gold Royalties Ltd., brings a wealth of experience across a number of jurisdictions.

Stewart Bailey, formerly Senior Vice President of Investor Relations & Group Communications, is now Executive Vice President: Corporate Affairs, a portfolio that

will continue to include Investor Relations and group communications but will be broadened to also cover the ambit of sustainability policy and oversight. His in-depth knowledge of the Company and many of its stakeholders, close cooperation with the sustainability team over several years and ongoing work in integrating environmental, social and governance reporting into the broader business, provide a strong foundation for this role.

In closing, I'd like to thank my predecessor, Srinivasan Venkatakrishnan, for his support during my transition into this role and for leaving behind an organisation steeped in a set of strong values. To our Chairman, Sipho Pityana, and the board of directors, your counsel and support, for which I am grateful, have been similarly invaluable in the past months, as we've charted the course forward for the Company.

And to the executive leadership and the team at AngloGold Ashanti, I thank you for the warm welcome and your ongoing efforts. While we have a strong foundation from which to grow, there is a tremendous amount of work ahead of us as we do what is necessary to unlock value across the business.

Sincerely,
Kelvin Dushnisky
CEO
19 March 2019

CEO's REVIEW AND OUTLOOK CONTINUED

2019 OUTLOOK

		Guidance	Notes
Production		3.25Moz - 3.45Moz	Production will be back weighted, with a stronger second half expected for Geita, Siguiri and Brazil
Costs	All-in sustaining costs	$935 - 995/oz	
	Total cash costs	$730 - 780/oz	
Overheads	Corporate costs	$75 - 85m	
	Expensed exploration and study costs	$130 - 140m	Including equity-accounted joint ventures
Capital expenditure	Total	$910 - 990m	
	Sustaining capital expenditure	$520 - 560m	
	Non-sustaining capital expenditure	$390 - 430m	Expenditure related to Obuasi, Siguiri, Tropicana, Quebradona and Mponeng
	Depreciation and amortisation	$680m	
	Depreciation and amortisation – included in equity-accounted earnings	$160m	Earnings of associates and joint ventures
	Interest and finance costs – income statement	$130m	
	Other operating expenses	$85m	Primarily related to the costs of care and maintenance for Obuasi and South African region

Economic assumptions are as follows: ZAR 14.00/$, $/A $0.75, BRL3.65/$, AP40.00/$; Brent $74/barrel.

Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, no further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F, filed with the United States Securities and Exchange Commission (SEC).

Sensitivities
(Based on a gold price of $1,200/oz and the same assumptions used for guidance)

	All-in sustaining cost ($/oz)	Cash from operating activities before taxes for 2019 ($m)
10% change in the oil price	6	21
10% change in the local currency	58	148
5% change in the gold price	2	193
50,000oz change in production	14	56


Australia – Sunrise Dam

OUR BUSINESS MODEL

CREATING
VALUE

Understanding the world in which we operate, how it impacts us, stakeholder expectations and how we impact others, is essential to delivery on our strategy and value creation. This understanding enables effective planning to mitigate risks, act on opportunities and achieve our strategic objectives, while our governance processes and practices guide all that we do.



CAPITAL INPUTS

GOVERNANCE

MANAGING OUR CAPITAL INPUTS

1 Exploration and mine development

4 Rehabilitation and closure

STRATEGY AND STRATEGIC OBJECTIVES

2 Mining, processing and refining

3 Generating revenue, financial management

Strategic planning and allocating resources

Analysing our operating environment

Identifying and prioritising risks and opportunities

Understanding our impact and stakeholders

SHARING VALUE CREATED

Shareholders, investors and financiers

Employees

Communities, suppliers and service providers

Governments

OUR BUSINESS MODEL CONTINUED

CAPITAL RESOURCES

Delivery on our strategy and creating value requires optimising and balancing the use of the five capital resource inputs required in the conduct of our business, while simultaneously enhancing outcomes and minimising our impacts.



Natural capital

Our business depends on having economically viable gold deposits to exploit and mine safely and productively. We consume land, water, energy, among others, in the course of our operations and our activities impact the environment.

Related core strategic focus area

- Maintain long-term optionality
- Focus on people, safety and sustainability

Human and intellectual capital

People are vital to our business. A skilled, motivated, healthy and safe workforce is essential to delivery on our strategy. Many employees are based in host communities which maybe impacted by operational and organisational changes.

Related core strategic focus area

- Focus on people, safety and sustainability
- Optimise overhead, costs and capital expenditure

Social and relationship capital

Securing our regulatory and social licences to operate depends on developing and maintaining open, honest and respectful engagement with all stakeholders, which requires skillful management and balancing of stakeholder expectations

Related core strategic focus area

- Focus on people, safety and sustainability

Manufactured capital

Mining infrastructure: process plants, machinery, equipment and technology, including information technology, are all necessary to our business. These must be maintained and operated effectively and efficiently by employees with the necessary skills.

Related core strategic focus area

- Improve portfolio quality
- Maintain long-term optionality
- Optimise overhead, costs and capital expenditure

Financial capital

Access to capital to fund exploration for, and the acquisition and development of gold-bearing deposits. It also sustains, maintains and grows the business. Value created is often measured in financial terms.

Related core strategic focus area

- Ensure financial flexibility
- Optimise overhead, costs and capital expenditure
- Improve portfolio quality

OUR BUSINESS MODEL CONTINUED

SDGs AND THE CAPITALS



NATURAL CAPITAL

- 6 CLEAN WATER AND SANITATION
- 11 SUSTAINABLE CITIES AND COMMUNITIES
- 12 RESPONSIBLE CONSUMPTION, PRODUCTION
- 13 CLIMATE ACTION
- 15 LIFE ON LAND

SUSTAINABLE DEVELOPMENT GOALS

For further information, see: Mineral Resource and Ore Reserve – summary, Exploration – planning for the future and Managing our sustainability and ESG impacts

HUMAN AND INTELLECTUAL CAPITAL

- 1 NO POVERTY
- 3 GOOD HEALTH AND WELL-BEING
- 5 GENDER EQUALITY
- 8 DECENT WORK AND ECONOMIC GROWTH
- 10 REDUCE INEQUALITIES
- 16 PEACE, JUSTICE AND STRONG INSTITUTIONS
- 17 PARTNERSHIPS FOR THE GOALS

For further information, see: People are our business and Managing our sustainability and ESG impacts

MANUFACTURED CAPITAL

- 9 INDUSTRY, INNOVATION, INFRASTRUCTURE
- 12 RESPONSIBLE CONSUMPTION, PRODUCTION

For further information, see: Regional reviews

FINANCIAL CAPITAL

- 8 DECENT WORK AND ECONOMIC GROWTH
- 9 INDUSTRY, INNOVATION, INFRASTRUCTURE
- 11 SUSTAINABLE CITIES AND COMMUNITIES

For further information, see: CFO's review, Financial review and <AFS>

SOCIAL AND RELATIONSHIP CAPITAL

- 1 NO POVERTY
- 2 ZERO HUNGER
- 3 GOOD HEALTH AND WELL-BEING
- 4 QUALITY EDUCATION
- 10 REDUCE INEQUALITIES
- 11 SUSTAINABLE CITIES AND COMMUNITIES
- 12 RESPONSIBLE CONSUMPTION, PRODUCTION
- 13 CLIMATE ACTION
- 15 LIFE ON LAND
- 16 PEACE, JUSTICE AND STRONG INSTITUTIONS
- 17 PARTNERSHIPS FOR THE GOALS

For further information, see: Managing our sustainability and ESG impacts and <SDR>

OUR BUSINESS MODEL CONTINUED

WHAT WE DO – OUR MINING PROCESS

We explore, develop, mine and process ore to produce gold. In so doing, we consciously integrate the environmental, social and governance (ESG) factors, from the exploration stage to beyond closure so as to maintain our social licence to operate.



1 Exploration and mine development

ACTIVITY

Establish and maintain a competitive pipeline of viable projects, and develop and equip long-term operations with the required infrastructure. Exploration is a cornerstone of the business

CAPITAL INPUT

NATURAL CAPITAL · FINANCIAL CAPITAL · HUMAN CAPITAL · SOCIAL CAPITAL · MANUFACTURING CAPITAL

RELATED STRATEGIC OBJECTIVE

Maintain long-term optionality

Improve the quality of the portfolio

Focus on people, safety, and sustainability

2 Mining, processing and refining

ACTIVITY

Develop and maintain mining and processing infrastructure in good operating order and their adequate resourcing to ensure cost efficient safe operations and that the workforce has the requisite skills, expertise and training

CAPITAL INPUT

FINANCIAL CAPITAL · MANUFACTURING CAPITAL · HUMAN CAPITAL · SOCIAL CAPITAL · NATURAL CAPITAL

RELATED STRATEGIC OBJECTIVE

Optimise overhead, costs and capital expenditure

Improve the quality of the portfolio

Focus on people, safety, and sustainability

3 Generating revenue, financial management

ACTIVITY

Sales of gold and by-products produced generate revenue, in turn a function of prevailing prices and exchange rates. Robust financial management and allocation of revenue and expenditure ensure positive sustainable cash flows and returns

CAPITAL INPUT

FINANCIAL CAPITAL · HUMAN CAPITAL · MANUFACTURING CAPITAL

RELATED STRATEGIC OBJECTIVE

Ensure financial flexibility

Optimise overhead, costs and capital expenditure

4 Rehabilitation and closure

ACTIVITY

Develop and maintain effective, honest and transparent relationships with stakeholders to ensure regulatory and social licence to operate, to minimise our environmental impact and to manage closure in line with socio-economic principles

CAPITAL INPUT

NATURAL CAPITAL · FINANCIAL CAPITAL · HUMAN CAPITAL · SOCIAL CAPITAL · MANUFACTURING CAPITAL

RELATED STRATEGIC OBJECTIVE

Focus on people, safety, and sustainability

OUR BUSINESS MODEL CONTINUED

What we do
continued



	1 Exploration and mine development	**2** Mining, processing and refining	**3** Marketing and sale of gold produced	**4** Rehabilitation and closure

ACTIONS TAKEN IN 2018	• Continued focus on exploration programmes with new greenfields sites explored in Colombia, the United States and Australia; while target generation is underway in Brazil and Guinea
	
	• Advancement of two projects in Colombia – maiden Ore Reserve declared at Quebradona
	
	• Following ratification of agreements by parliament, the final go-ahead was given for the redevelopment of Obuasi
	
	• Identified Ore Reserve replacement opportunity in Kibali's KZ trend and around KCD
		• Emphasis on Operational Excellence for innovative control and management of costs, to improve operational efficiencies and productivity
		
		• Restructuring in South Africa region, included asset sales and closure, downscaling and introduction of a new shift arrangement at Mponeng
		
		• Driving zero harm
		
		• Infrastructure investment in the Australasia region
		
		• In Continental Africa, life extension projects and initiatives to improve operating efficiencies included those at Geita, Iduapriem, Siguiri and Kibali
			• A new five-year revolving credit facility agreement signed to consolidate and replace two of the existing facilities
			
			• Short-term rand gold hedge set up to further protect the South Africa region's cash flow from exchange rate volatility
				• Extensive stakeholder engagement in:
				  • Colombia – project development
				  • Ghana – redevelopment of Obuasi
				  • South Africa – wage negotiations and the sale, downscaling and closure of operations
				  • Tanzania – payments to government
				  • DRC – agreement reached on tax remittances

IMPACTS AND OUTCOMES	• 4.3Moz total group Ore Reserve • Redevelopment of Obuasi will support local recruitment, transfer of skills, establishment of local underground mining joint venture – first production expected in December 2019 • Similarly, in Colombia, development of projects will benefit communities and government. Will be a focus on environmental stewardship	• Produced 3.4Moz of gold • South Africa region now more focused, sustainable; generated positive free cash flow in second half of the year with improved safety and productivity at Mponeng • Improved group safety performance • Reduced costs with the all-in sustaining cost per ounce down by 7% and improved margins	• Improved free cash flow and earnings overall • Improved liquidity and financial flexibility • Net debt reduced by 17% and net debt to adjusted EBITDA ratio at 1.12 times • Dividend declared	• Earned social licence to operate in Ghana – proceeding with implementation of the Obuasi redevelopment plan which will ultimately add value and contribute to value creation, delivery on strategic objectives, and to local communities

Economic value generated ($m)

	2018	2017
Sales of gold and by-products	3,943	4,510
Interest received	17	15
Royalties received	10	18
(Loss) / profit from sales of assets	(20)	8
Income from investments	95	7
Total	**4,045**	**4,558**

HOW WE SHARE VALUE

Economic value distributed – 82% of value generated

Related capitals		2018	2017
$1,676m (41% of value generated)	**Suppliers** – includes procurement of goods and services, operating costs, rehabilitation and exploration	1,676	1,839
$713m (17% of value generated)	**Employees** – includes salaries and wages paid and investment in training and development	713	1,002
$714m (18% of value generated)	**Government** – includes current tax, royalties, tax paid on behalf of employees and production, property and other taxes	714	659
$202m (5% of value generated)	**Providers of capital** – includes finance costs, unwinding of obligations and dividends paid	202	208
$21m (1% of value generated)	**Community –** includes region-specific socio-economic development programmes in relation to our social licence to operate	21	27
Total		3,326	3,735

Aligning with the SDGs

Related SDGs

12 RESPONSIBLE CONSUMPTION, PRODUCTION	16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS	

1 NO POVERTY	5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH	10 REDUCE INEQUALITIES

12 RESPONSIBLE CONSUMPTION, PRODUCTION	16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS	

8 DECENT WORK AND ECONOMIC GROWTH	17 PARTNERSHIPS FOR THE GOALS

3 GOOD HEALTH AND WELL-BEING	4 QUALITY EDUCATION
6 CLEAN WATER AND SANITATION	11 SUSTAINABLE CITIES AND COMMUNITIES

OUR EXTERNAL OPERATING ENVIRONMENT

Various external factors in the world in which we operate have the potential to affect our ability to deliver on our strategy and create value in the short, medium or long term. They can influence our operational and financial performance, our ability to maintain our regulatory and social licence to operate and even the sustainability of our business.

Gold market

The 2018 year, and in particular the last quarter, was challenging for equity markets in general. Investors have had to contend with rising US central bank interest rates, a sharp slowdown in business confidence in the Eurozone, weaker Chinese growth, and rising geopolitical concerns (including Brexit, Italian politics and the ongoing trade conflict between the US and China). On the up side, government bonds lived up to their traditional role as a defensive investment in a well-balanced portfolio.

Regarding the gold market, annual jewellery demand for the year barely changed, ending the year at 2,200 tonnes. The 3% year-on-year drop in fourth quarter jewellery demand to 636.2 tonnes reversed third quarter gains. China was the main engine of growth in 2018, despite the slowdown in the fourth quarter. The slowdown was mainly attributable to the trade

war with the US and slowing economic growth rate which weighed on gold demand. Economic hardship, relatively weak currencies and the after-effects of tax changes affected Turkey and Middle Eastern markets to varying degrees, with Iran and Turkey hit particularly hard.

Inflows into global gold-backed exchange traded funds (ETFs) and similar products totalled 69 tonnes in 2018, 67% lower than the 206.4 tonne inflow in 2017. Sizable annual flows into European-listed funds at over 96.8 tonnes drove growth in the sector, while North American funds – which experienced heavy outflows for part of the year – reversed in fourth quarter. Global inflows amounting to 112.4 tonnes during the fourth quarter reversed the 104 tonnes of outflows from the third quarter. Growth in fourth quarter was split almost equally between US-listed and European-listed funds, with inflows of 57.1 tonnes and 59.1 tonnes respectively. For the first time since 2012, the value of total gold-backed ETF holdings ended the year at $100.6 billion.

The official gold coin market saw annual demand surge 26% to 236 tonnes, the second highest level on record – the previous high was 270.9 tonnes in 2013. Gold coin demand flourished in a few countries, most notably Iran and South Africa, where retail investor concerns around stock market volatility, currency weakness and geopolitical uncertainty were common themes. Gold bar sales were steady at 781.6 tonnes in 2018 and

have been remarkably stable over the past five years with annual demand anchored between a 2014 low of 780 tonnes and a high of 797 tonnes in 2016.

Central bank net purchases reached 651.5 tonnes in 2018, 74% higher year-on-year. This is the highest level of annual net purchases since the suspension of dollar convertibility into gold in 1971 and the second highest annual total on record. Central banks now hold nearly 34,000 tonnes of gold. Heightened geopolitical and economic uncertainty throughout the year increasingly drove central banks to diversify their reserves and re-focus their attention on investing in safe and liquid assets.

Over the year, global gold mine production rose by just over 2% to 3,346.9 tonnes in 2018. Although this growth has slowed in recent years, this is now the tenth successive year of annual growth. Gold production in 2018 exceeded the previous high level of annual mine output on record of 3,268.7 tonnes in 2017.

Net producer de-hedging totalled 29.4 tonnes for the year, following on from 27.9 tonnes of net de-hedging in 2017. At the end of 2018, the global hedge book stood at an estimated 195 tonnes, 13% lower year-on-year, continuing the general downward trend.

The average gold price for the year was $1,268/oz, marginally higher than the $1,251/oz recorded in 2017. AngloGold Ashanti achieved an average price of $1,261/oz for gold sold for the year.

Credit rating

AngloGold Ashanti's rating from S&P Global (S&P) remained at BB+ with a stable outlook, and from Moody's Investor Services (Moody's) at Baa3 with a positive outlook. Ratings firm S&P announced on 24 November 2018 that it had left South Africa's sovereign rating unchanged at sub-investment grade, holding South Africa's long-term foreign-currency rating at BB, while the long-term local-currency rating stayed at BB+. Fitch Ratings agency announced on 6 December 2018 that it had retained South Africa's sovereign rating at BB+ with a stable outlook. Moody's, the only ratings agency that rates South Africa's sovereign debt maintained its rating at investment grade Baa3.

Silicosis litigation

On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, No 78 of 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including class actions and individual claims.

OUR EXTERNAL OPERATING ENVIRONMENT CONTINUED

1 www.silicosissettlement.co.za
2 www.oldcollab.co.za

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD (OLD Working Group) to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM).

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGOLD Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class. On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal (SCA). On 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA. On 10 January 2018, in response to a postponement request from all parties involved in the appeal due to the advanced stage of settlement negotiations, the Registrar of the SCA postponed the hearing date until further notice. Settlement of the consolidated class action litigation was reached on 3 May 2018, after three years of extensive negotiations between the OLD Working Group companies and the lawyers of the claimants. On 13 December 2018, the High Court issued a Court order setting out the process of how members of the settling classes and any interested parties can object to the proposed settlement. In the coming months, the High Court is scheduled to hold a hearing during which the Court will consider arguments by the parties to the settlement as well as arguments by other interested parties who are granted leave by the Court to participate, including parties filing objections to the proposed settlement. The purpose of this second hearing is to determine the fairness and reasonableness of the settlement.

If the settlement is approved by the Court and all its other conditions are met, a trust (Tshiamiso Trust) will be established and will exist for a minimum of 13 years. Eligible claimants will be able to seek specified payment from the Tshiamiso Trust and the amount of monetary compensation will vary depending on the nature and degree of the disease. As of 31 December 2018, AngloGold Ashanti has recorded a provision of $63 million to cover the estimated settlement costs and related expenditure of the silicosis litigation.

Regulatory and operating environment

The regulatory environment with the various changes, uncertainty and challenges it brings AngloGold Ashanti across the portfolio, is mostly influenced by local conditions and differing laws and regulations in the jurisdictions where we operate. The effects of the regulations are also dependent on the issues each of the jurisdictions focus on. In addition, operations face unique uncertainties and challenges, such as artisanal small-scale mining (ASM) and/or illegal mining. AngloGold Ashanti's operations and projects affected by ASM are in South Africa, Tanzania, Ghana, Mali, Guinea and Colombia. Efforts to strengthen local economic development to reduce dependence on illegal mining are discussed under the material issue on "Contributing to self-sustaining communities" in the <SDR>.

Regulatory and political issues

During 2018, political and regulatory uncertainty and risk remained one of the most significant material issues facing AngloGold Ashanti. Some of these regulatory changes include the addition of social considerations and requirements into the licensing process. Increasing community activism as well as declining government coffers contribute to escalating tension in an environment where stakeholders are demanding a greater share of the benefits derived from resources.

In South Africa, the revised Mining Charter was gazetted, along with the withdrawal of the Mineral and Petroleum Resources Act Amendment Bill. This was broadly welcomed by the industry and its stakeholders, although certain elements of the revised Mining Charter remain a concern. The consultative and reconciliatory approach by the new Minister of Mineral Resources is anticipated to contribute towards improving sentiment in the South African mining industry.

The Carbon Tax will be implemented in June 2019. There is, however, less clarity on the draft National Climate Change Bill. A number of concerns have been raised by industry, including areas of incongruence with the Paris Agreement on Climate Change and the intent to introduce criminal sanction for failure to meet a carbon budget. Further discussions on this are anticipated over the course of 2019. In South Africa, our electricity consumption remains the major source of greenhouse gas (GHG) emissions, because we use the national energy supplier, Eskom, which is dependent on coal for power generation.

OUR EXTERNAL OPERATING ENVIRONMENT CONTINUED

⤓ **1** *www.anglogoldashanti.com*

Overall, the Company's greenhouse gas emissions intensity declined by 30% for the year.

During 2018, in the Continental Africa region, there was regulatory uncertainty in Tanzania, Guinea, Mali and the DRC. In Tanzania, AngloGold Ashanti continues to focus on pursuing collaborative dialogue with the government of Tanzania. The arbitration proceedings that began in July 2017 have been suspended until July 2019. In Guinea, the socio-economic challenges of poverty and unemployment were reflected in the frequent community grievances related to demands for employment, electricity and land access. The local community demanded access to the Company's inactive pits, which lead to various incidents, including invasion of the marginal stockpile. These incidents were managed without any significant conflict taking place.

In Mali, presidential and parliamentary elections during the year heightened in-country political tensions and instability. In addition, community discontent continued to escalate due to concerns and uncertainty around the future of the Sadiola and Yatela operations. In this regard, an agreement between AngloGold Ashanti and employees at these operations was successfully concluded and implemented to phase retrenchments as necessitated by restricted and suspended mining operations. The agreement, effective from 31 May 2018, focused on providing an additional social package, among others, so helping to soften the impact of the retrenchments.

In the DRC, the government announced a new mining code that purports to make several changes to the operating environment for the DRC's extractive industries, including those in its mining, and oil and gas sectors. These changes may impact the protections enjoyed by AngloGold Ashanti's joint venture in the country. The joint venture is operated and jointly owned by Barrick Gold Corporation (previously Randgold Resources (45%)). The other owners are AngloGold Ashanti (45%) and Société Minière de Kilo-Moto SA (SOKIMO) (10%). Engagement continues between mining industry representatives in the DRC and the country's Ministry of Mines, ahead of the publication of the regulations that will govern implementation of the new code. This engagement aims to address concerns about the revised mining code and in particular the protection to be afforded to title holders who benefit from a 10-year stability agreement under the 2002 Mining Code. Industry representatives account for more than 85% of the DRC's copper, cobalt and gold production and its most significant development projects. The representatives have submitted a formal proposal to the Ministry of Mines that is designed to address concerns on the regulatory changes. Among other things, industry proposes linking a sliding scale of royalty rates to the prices of key commodities, which industry representatives believe would be a more effective mechanism than the windfall tax introduced in the new code. At current prices, this proposal would

immediately give the government a higher share of revenues than provided for in the new code. It also deals with stability arrangements, state guarantees and mining conventions. See the press release of 29 March 2018, titled "Mining industry submits code proposal to DRC Government" on www.anglogoldashanti.com **1**.

In the Americas, Colombia continued the peace process after decades of conflict. In Brazil, a country facing political change after the presidential elections in 2018, uncertainties arose around how potential policy changes might affect the mining industry. There was also a nationwide truck drivers' strike which impacted our operations somewhat.

Water management challenges

Excess fissure water from the operations of Blyvooruitzicht Gold Mining Company Limited (in provisional liquidation) in West Wits remains a potential threat to our Mponeng mine, for maintaining process water balance and the mine's ability to absorb a large amount of rainfall. Throughout the year, Covalent Water Company, a wholly owned subsidiary of AngloGold Ashanti, managed to pump and discharge extraneous water from Blyvooruitzicht shafts, while the West Wits operations absorbed some of the acidic water from Blyvooruitzicht Mine 5 Shaft. To eliminate the risk, Covalent Water Company have begun evaluating options to intercept and process the acidic water. Covalent Water Company operates the Blyvooruitzicht 4 and 6 shafts in terms of a registered servitude.

In Ghana, for the Sansu community in the vicinity of the Obuasi mine, the issue of possible contamination of ground water resources was one of the focus areas during the year. In dealing with this, the Company commissioned two independent consultants – the Council for Scientific and Industrial Research and Envaserv Research – to independently test the ground water and investigate any possible mine pollution. The consultants representing the community and the mine respectively, concluded assessments in the second half of 2018. The findings of both studies were consistent, demonstrating no evidence of mine pollution on the ground water. Any abnormalities that were detected related to natural geological factors. The process to engage communities on the findings commenced at the end of the year, and it is planned that the Obuasi mine will offer guidance to the community in responding to its water quality challenges.


Ghana – Obuasi

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES

Our approach

Stakeholder engagement underpins the value creation process and is vital to the successful conduct of our business. Our stakeholders are those groups of people who may be affected by AngloGold Ashanti's decisions and/or activities, and who can in turn influence our activities.

Our stakeholder engagement is informed by our operating environment and our activities. The feedback obtained from stakeholder engagement feeds into the processes to determine our material issues and our business risks and opportunities. Engagements are driven by the need for us to determine and understand stakeholders' perspectives, views and expectations, and aim to establish and maintain mutually-beneficial relationships with all stakeholders. This is especially important in relation to our host communities, one of several important stakeholder groupings with which we engage. Building and nurturing our stakeholder relations is integral to securing and protecting our licence to operate, to addressing our material issues, and to enhancing shareholder value as we execute our strategy.

We engage directly and indirectly with our various stakeholders. Such engagement is regular, transparent, and aligned with our values. Engagement is an inclusive, continuous two-way process. It is important that we understand stakeholders' needs and expectations in order to better manage them; and we in turn provide and share information about AngloGold Ashanti, on our objectives, policies and standards, and our financial, operating and sustainability performance.

Oversight and accountability

Engagement is conducted in line with the King IV principles. Our stakeholder engagement process continues throughout the life cycle of an operation, from exploration through to closure. Our approach is to mindfully partner with our stakeholders to assess, manage and mitigate ethical and regulatory risks.

The board is accountable for stakeholder engagement through each of the board committees, and maintains oversight of material issues concerning stakeholders through the Social, Ethics and Sustainability Committee.

Given the diverse footprint of our business, there is a correspondingly diverse set of stakeholders, each operating within a unique social, economic, political and regulatory context. Engagement takes place either at group level, for an overview of the business as a whole, or at an operating level, with stakeholders who need to understand operational impact and stakeholder influence on the business. In all our interactions with stakeholders we demonstrate our adherence to our corporate values.

We strive to conduct all stakeholder engagements in dynamic, honest, transparent and inclusive ways. Given the wide range of stakeholders, we adopt a multi-pronged approach, including:

- visiting communities and government bodies in and around the areas in which we operate
- meeting providers of capital and financiers
- co-ordinating community focus groups in the regions where we have operations
- undertaking community grievance procedures
- seeking employee views by means of our group-wide engagement survey and "town hall" meetings

Our stakeholders

Our major stakeholder groups are:

- Employees
- Investment community
- Governments and regulators
- Communities
- Suppliers and industry partners
- Media

Identifying our material issues

We are guided by the International Integrated Reporting Council and its related framework, King IV, the GRI standards G4 guidelines and the Accountability AA1000 Stakeholder Engagement Standard, to identify major issues of material concern that affect the Company. As in the previous year, our internal review process involved:

- A review of the previous year's material issues
- Identification of emerging issues
- Prioritising material issues, based on, among others, their relation to our strategy, operations and their potential impact on the business and our social licence to operate

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

Our material issues

For 2018, the following were identified as our top 10 material issues:



| Employee safety | Employee and community health | Contributing to self-sustaining communities | Responsible environmental stewardship | Integrated closure management | Employee, community and asset security | Artisanal and small scale mining (legal and illegal) | Respecting human rights | Talent management and skills development | Navigating regulatory and political uncertainty and risk |

Stakeholders and their related material issues

Stakeholder	Related material issue
Employees	
Investment community	
Governments and regulators	
Communities	
Industry partners and suppliers	
Media	

Engaging with employees – mitigating safety risk, employee wellness and ensuring stable labour relations

AngloGold Ashanti's approach to employee engagement is aimed at promoting good labour relations, increasing productivity and maintaining a focus on our strategic objectives. The wellbeing of all our employees and their safety is the foundation of who we are and how we conduct ourselves. Our company value – Safety *is our first value* – captures the importance of safety, which remains our top priority.

We ensure that employee engagement is professional and respectful and in line with the laws and regulations that govern the mining sector in our various operational jurisdictions.

Furthermore, good labour relations encourage a collaborative approach to problem-solving in the workplace. Our engagement, using a variety of approaches, emphasises and reinforces the importance of being safe in the workplace, and of complying with safety procedures and standards. It also encompasses wellness, employee security, and performance against our strategic objectives, as we work to create value for our stakeholders.

AngloGold Ashanti employees have a right to freedom of association and to collective bargaining. This is embedded within the Company and is embraced and viewed by management as central to effective labour relations at all operations, where the country's regulations allow.

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

Key employee engagements in 2018:

- **South Africa region:** engagement was aimed at informing relevant stakeholders about the restructuring process which is aimed at protecting the longer-term sustainability of the business and limit job losses. The process was completed reaching a balance between preserving local jobs while we focused on creating a smaller, more profitable production base. These engagements helped to mitigate forced retrenchments, limiting the 2,000 retrenchments initially anticipated to 72. This was achieved by offering voluntary severance packages, and preserving jobs when selling some of the mines and the non-core assets, such as healthcare facilities and rail networks in the Vaal River area.

  Additionally, during the year we concluded wage negotiations and signed a three-year wage agreement with all employee representatives – the unions. The wage negotiations were concluded amicably without any strikes or disruptions to work and we managed to agree on a new shift arrangement. This shift arrangement was implemented in November 2018. For further information, see <Regional reviews>.

- **Continental Africa region:** we successfully finalised wage negotiations at Siguiri in Guinea. We also concluded a compressed working week agreement with the union for implementation at Geita in Tanzania

- There were no unresolved labour issues in 2018

- Employee survey – we conduct this survey every two years to understand employees' perceptions and views of the Company. The next survey is planned to be conducted during 2019. For more detail on this, see <People are our Business>.

Engaging with the investment community – managing expectations, particularly against strategic objectives

Our investment community is geographically diverse and includes financiers and bond holders, analysts and the providers of capital – our shareholders and prospective investors. We conduct our engagement with the investment community regularly, in person and by email, at our interim and annual results presentations, via conference calls, site visits, investor conferences and at one-on-one meetings. We engage in a transparent manner, in compliance with JSE Listings Requirements and with the regulations of the various other exchanges on which we are listed, including the NYSE.

Engagement here includes reporting, which we do periodically or as and when there are new developments, either within the Company or in the markets which impact the Company. We report on our operational, financial and sustainability performance, our delivery on our strategic objectives, as well as on material matters that may have an impact our performance, such as regulatory and political risk, corporate activity by way of acquisitions or sales, other corporate transactions, labour unrest, and community matters, among others.

We believe that open and transparent engagement can enhance the valuation and company credit ratings thus improving our access to capital. These engagements are necessarily proactive and inform investors on new developments, and more importantly they inform investor sentiment. In addition to reporting on our performance, not limited to these topics of engagement during the year were:

- Safety – improved safety performance

- South Africa region restructuring – finalisation of asset sales, operational turnaround, and outsourcing of non-core assets

- Asset sale proposals in Mali and Argentina and sale of greenfields tenements in Colombia

- Management and director changes – appointment of new CEO and non-executive directors

- Silicosis update – issued notice on the court's approval of the settlement agreement on silicosis and tuberculosis

- Obuasi – start of mine redevelopment, signing of the five-year joint venture contract for underground development with Ghana's local mining and engineering sector, and the first blast

- Balance sheet – in October 2018, a new five-year $1.4bn multi-currency revolving credit facility was agreed with our banking syndicate (see the <CFO's review> for further detail on this and its effect on our liquidity position)


Brazil – Lamego

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

- Progress at our low-capital, high-return projects – Siguiri, Iduapriem, Geita, Kibali, Tropicana, and Sunrise Dam

- Exploration – progress made at our Colombia projects and registration of maiden Ore Reserve for the Quebradona project

In addition, we proactively engage with shareholders leading up to the annual general meeting to ensure understanding of the resolutions put out in the notice of meeting. See <NOM>.

Engaging with governments and regulators – mitigating regulatory and political risk

We focus on maintaining good working relations with governmental authorities, appraising them of any new developments at our operations and projects, discussing key concerns within each operating jurisdiction. Our aim is to encourage regulatory certainty and create an environment conducive to the investment and development necessary for the long-term growth of the business and the respective countries, while remaining law-abiding citizens. Our responses in navigating political and regulatory uncertainty are also informed by our Code of Ethics. In engaging with governments and regulators, our actions generally fall into one of three categories:

- Engaging proactively in policy development, regulatory proposals and conflict resolution, seeking mutually beneficial and sustainable outcomes

- Enhancing our internal systems and activities to meet the requirements of applicable regulatory changes

- Disputing and seeking recourse where we believe that we have been treated unfairly and/or outside of accepted regulatory prescripts

Conversely, governments engage with us as a mining company to ensure that the benefits of mining flow through to the state at national, local and community levels. In addition to job creation, taxes, royalties and investment, the benefits of mining at a local level include employment, skills development, local procurement and infrastructure and service development. They also engage with us to ensure and monitor regulatory compliance.

During 2018, the following engagements took place with governments and regulators:

South Africa: We engaged with the regulators on the Reviewed Mining Charter and as part of the Working Group on Occupational Lung Disease which continues to engage the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD), the government departments responsible for certifying and compensating mineworkers with OLD. For more detail on these see <Our External Environment>. We also engaged on the restructuring of the South Africa operations which included the sale of our Vaal River mines as well as the sale and/or outsourcing of non-

core assets. These engagements were held with local, provincial and national government.

- **Ghana:** We engaged with the Government of Ghana throughout the year and secured the necessary agreements and permits to enable us to begin the redevelopment of Obuasi. The relevant fiscal and development agreements, and environmental permits were granted, and signed by the Government of Ghana. All these agreements were ratified by Ghana's parliament in June 2018. For further detail, see the <Regional Reviews>.

- **Tanzania:** Following legislative changes, we continued to seek engagement with the government of Tanzania to obtain clarity regarding the new laws and regulations. The changes apply to those companies that have in place long-standing mine development agreements. Arbitration proceedings began in July 2017. AngloGold Ashanti's focus remains to pursue collaborative dialogue with the government of Tanzania. The arbitration proceedings have been suspended until July 2019

- **DRC:** We are working with our joint venture partner – Randgold Resources, now Barrick Gold Corporation – and peers in the industry in that country to lobby against the implementation of a proposed New Mining Code. Meetings took place throughout 2018, between the then President, Joseph Kabange Kabila, and mining industry representatives. See <Our External Environment> for more on this.



Australia - Tropicana

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

- **Australia:** We engage with the Government in Australia, with which we have a collaborative working relationship. We are currently planning a deep diamond drilling programme where, one kilometre to the south of Sunrise Dam, targets will be tested with in a programme partially funded by the Western Australian Government's Exploration Incentive Scheme

Engaging with communities –
managing expectations, upholding human rights and ensuring security of assets and the community

Our community engagement aims to establish mutually beneficial partnerships with host communities for shared value creation. We are also driven by the need to maintain our social licence to operate, which is core to how we work with our host communities and conduct business.

We are guided by our global Engagement Management Standard that requires each operation to prepare and implement a community engagement strategy that is, among others, forward-looking and identifies potential areas of concern to stakeholders. We have local economic development programmes, run in partnership with local governments and host communities. These contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine.

Our proactive engagement is focused on ensuring that we work with governments in relation to their service delivery responsibilities to communities and society at large. For more information on our material issue, contributing to self-sustaining communities, see the <SDR>.

The following community engagement took place in 2018:

- **South Africa:** the restructuring of our South African operations and sale of certain mines. In addition to the related employee and government engagement discussed previously, we also engaged with local communities (NPOs, NGOs and youth), small, medium and micro enterprises as well as those local municipalities in host communities affected and major labour-sending areas. We continued with the roll-out of agreed social and labour plan programmes and related community development projects.

- **Ghana:** Post-year end in January 2019, community and traditional leadership attended the official launch of the redevelopment of Obuasi. In line with our commitments to the Government of Ghana and the local community, we will focus on and promote Ghanaian participation in this redevelopment. This focus includes the recruitment of Ghanaians which has commenced, both locally and off-shore, as many Ghanaians work globally. Where we have imported specialist operational managerial and technical skills, we have

identified Ghanaian successors who will be developed throughout the project.

- **Australia:** At Tropicana, we ran a unique entry-level opportunity for indigenous people in Western Australia's goldfields region during the year. Participants were taken on a pre-employment mining programme for traineeships in the mining and geology departments. The programme

is carried out by a training provider and indigenous mining contractor Carey Mining in partnership with AngloGold Ashanti Australia and the mining contractor at Tropicana. It is intended that the programme will run again in 2019. The programme was commended in the Western Australia Parliament by the Minister for Regional Development.


Colombia – Gramalote

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

Engaging industry partners and suppliers – working on long-term partnerships, empowering the local population

We collaborate with our peers in the sector and industry bodies on engagement on various matters with governments, labour and other key stakeholders. This includes coming up with solutions to either sector or industry challenges, and on any new developments to promote the future of the industry. These industry partners include the World Gold Council, the International Council on Mining and Metals (ICMM), the Extractive Industries Transparency Initiative (EITI), Business Unity South Africa (BUSA), Business Leadership South Africa (BLSA), This is Gold, the Occupational Lung Disease (OLD) working group, and the Minerals Council South Africa (Minerals Council), previously the Chamber of Mines of South Africa.

During the year engagement included:

- **Industry partners:** We engage regularly with the Minerals Council and Chamber of Mines in the various regions in which we operate. In South Africa, we focused primarily on negotiations related to the Reviewed Mining Charter, the gold sector wage negotiations, which ended with the signing of a three-year wage agreement, and continued work on occupational lung disease (for more details on this see <Our external environment>).

- **Working Group on Occupational Lung Disease:** Collaboration continued within the Gold Working Group on OLD and with other key stakeholders to agree a comprehensive solution to silicosis litigation and related statutory compensation. See also <Our external environment> for more information on work done on this.

- **Suppliers:** AngloGold Ashanti always endeavours to have suppliers apply our business ethics and values. Our supplier Code of Conduct encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies, and safety procedures, policies and standards. Our approach with suppliers involves ensuring responsible environmental, social and governance (ESG) practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour. In 2018 we also rolled out the application of the supplier assessment questionnaire which covers safety, environment, human rights, and governance, including anti-corruption matters. We are currently in the process of developing screening tools that can be applied at site level to risk-rate existing and potential suppliers for further due diligence investigation.

In addition, we work closely with suppliers to promote local procurement, transformation and capacity building. For example, in the redevelopment of Obuasi, in line with our commitments to the Government in Ghana and the community there, we awarded a five-year mining contract to the Underground Mining Alliance, a joint venture between Australia's AUMS and Ghana's Rocksure. The contract will employ and train approximately 550 Ghanaians.

Engaging with the media – complements and supplements engagement with many other stakeholders

Our media engagement is transparent, covers a range of matters, and facilitates understanding of AngloGold Ashanti's activities, and promotes accurate reporting and constructive relationships with other stakeholders. Engagement with the media augments and underpins communication with other stakeholders such as communities, investors and government, and other interested stakeholders.

Successful media engagement is fundamental to ensuring accurate representation and understanding of the Company, management of our reputation and our credibility, and maintenance of our social licence to operate. It can be used to address speculation and misinformation in the public domain.


South Africa – Mponeng

MANAGING OUR RISKS AND OPPORTUNITIES

AngloGold Ashanti's risk management process aims to strike a balance between mitigating and minimising our risks, and maximising the potential reward. A structured internal risk management process is in place to identify risks, while simultaneously taking into account the views and interests of our stakeholders.

The Audit and Risk Committee, which oversees risk management on behalf of the board, receives regular risk-related feedback from operational management. The committee regularly reviews and assesses all risk-related information and governance structures, ensuring that the roles and accountability for identifying, managing, mitigating, reporting and escalating risks and opportunities are clearly defined. The board has ultimate responsibility for managing and reducing risks and for realising value from opportunities.

The risk management process supports delivery of our strategic objectives and provides a platform for identifying risks and opportunities. We continuously adapt to the ever-changing environment in which we operate and ensure that AngloGold Ashanti is positioned to alleviate and reduce risks and to take advantage of opportunities identified so as to enable sustained value creation.

Identifying and monitoring our risks and opportunities

Our risks and opportunities are identified, quantified and monitored with input from senior management to ensure accountability. They are reviewed quarterly, or more often as required, based on developments in our operating environment. The relevant risk owners are consulted to confirm status of risks and opportunities in terms of severity and likelihood, to ensure alignment with regular independent assessments.

Monitoring and reporting

Risks and opportunities are identified with input from business units with the Executive Committee having accountability.



- **Board** through respective committees (quarterly) and as part of the board strategy sessions

- **Audit and Risk Committee** (quarterly)

- **Executive Committee** (monthly review)

- **Operations:** mine sites, etc (regularly/as required)


Tanzania – Geita

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Our top 10 risks 2018-2019

The risks tabulated below are the top ten risks for the AngloGold Ashanti group as at the end of January 2019, ranked from highest to lowest in order of magnitude. The previously reported ranking is in parentheses.

A summary and explanation of our top 10 risks is given in the table overleaf.

Rank: (Previous)	Potential risk:
1 (1)	Elevated **political** and country risk profile in core production areas
2 (2)	**Operational underperformance** negatively impacting improved track record
3 (5)	Delivery of **growth projects**
4 (4)	Adverse **gold and commodity prices** and **currency movements**
5 (3)	**Cost competitiveness**
6 (7)	Inability to develop projects and bring **Ore Reserve and Mineral Resource** to account
7 (9)	**Critical skills** and **talent retention**
8 (–)	Future **regulatory implications** for industry from the Vale tailings dam failure in Brazil
9 (–)	Failure to comply with **local economic development** requirements
10 (–)	**Implications** of industry **consolidation impacting our divestment strategy**

(–) indicates new group risk

The top group risks are depicted in a 'heat map' below that plots the severity and likelihood of the top risks.



Top group risks heat map

Nature of risk: Strategic, Operational, External

- Political (1)
- Operational underperformance (2)
- Commodity prices and currencies (4)
- Regulatory implications of tailings dam failure (8)
- Growth projects (3)
- Cost competitiveness (5)
- Ore Reserve and Mineral Resource (6)
- Skills (7)
- Divestment impediments (10)
- Local economic development (9)

SEVERITY / LIKELIHOOD



Mali – Sadiola

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Risk oversight and responsibility by board committee

Risk	Nature of risk	Strategic objectives impacted	Responsible board committee
Elevated **political** and country risk profile in core production areas	External		Social, Ethics and Sustainability Committee Audit and Risk Committee
Operational underperformance negatively impacting improved track record	Operational		Audit and Risk Committee
Delivery of **growth projects**	Strategic		Investment Committee
Adverse **gold and commodity prices** and **currency movements**	External		Audit and Risk Committee Investment Committee
Cost competitiveness	External		Audit and Risk Committee Investment Committee
Inability to develop projects and bring the **Ore Reserve and Mineral Resource** to account	Strategic		Investment Committee
Critical skills and **talent retention**	Operational		Social, Ethics and Sustainability Committee Remuneration Committee
Regulatory implications for industry of the Vale tailings dam failure in Brazil	Operational		Social, Ethics and Sustainability Committee
Failure to comply with **local economic development** requirements	External		Social, Ethics and Sustainability Committee
Implications of industry **consolidation** impacting our divestment strategy	External		Investment Committee

Strategic objectives

Focus on people, safety, and sustainability

Ensure financial flexibility

Optimise overhead, costs and capital expenditure

Improve portfolio quality

Maintain long-term optionality

Given its role to support value creation, the board has ultimate responsibility for oversight and management of risks and their impacts

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Mitigation of top ten group risks 2018-2019

Risk	Potential consequences	Mitigation developments and actions
1. Elevated political and country risk profile in core production areas	• Regulatory uncertainty • Increased tax and royalties • Adverse impact on our business plans • Adverse impact of market capitalisation • Increased operational costs • Reduced cash flow • Reputational damage – continued scrutiny from governments, international NGOs and communities • Political instability • Compromised employee safety and security	• Ongoing stakeholder engagement with greater focus on government structures, local community and non-governmental organisations (NGO) • Exploring opportunities for inclusive engagement and broader collaboration with NGOs (activists) • Continuous monitoring of legislative/political landscape conducted in anticipation of any negative impact on business • Use of joint venture alliances, including host country partnerships, in line with host country regulatory requirements
	Tanzania • In July 2017, the Government of Tanzania passed into law a new legal framework for the country's extractive industries • Working capital lock-up as VAT is not being refunded	• Applying arbitration proceedings under rules of the United Nations Commission on International Trade Law – a precautionary measure to safeguard AngloGold Ashanti assets in Tanzania • Continued engagement with key stakeholders on our position, including government, business, media and communities • Ensuring compliance with legislation in conjunction with the Mining Development Agreement (MDA)
	South Africa • Regulatory uncertainty around the new 2018 Mining Charter • Potential protracted labour disputes • Widespread allegations of corruption in State owned entities	• Restructuring of the South African asset base was completed after a collaborative effort with key stakeholders • Full compliance with the Labour Relations Act and the Mineral and Petroleum Resources Development Act (MPRDA) • Security/operational readiness for any potential labour/community unrest • Working towards compliance with the new 2018 Mining Charter targets – required by 31 March 2020 • The Minerals Council South Africa filed an application for judicial review of certain clauses of the new 2018 Mining Charter

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Risk	Potential consequences	Mitigation developments and actions
1. Elevated political and country risk profile in core production areas continued	**DRC** • Political instability • Regulatory uncertainty • Adoption of the 2018 Mining Law introduces several amendments to the 2002 Mining Code which are unfavourable to holders of existing mining titles and which breach the stability guarantee	• The elections have been relatively peaceful compared to the 2006 and 2011 elections which were marred by violence. • Continuous engagement with government through the joint venture partner (Barrick) on fiscal stability • An alternative structure has been tabled to the government consisting of an article 220 decree, aimed at preserving historic rights • VAT refund agreement signed with the DRC Tax Administration in 2018 permitting AngloGold Ashanti to offset the amount of tax credits eligible for repayment against other payments to government
2. Operational underperformance negatively impacting improved track record	• Unsustainable, loss-making operations resulting in reduced cash flow and decreased liquidity • Reduced earnings, uncertain delivery on targets and disproportionate penalty on share price • Decline in investor confidence • Credit ratings impact • Restricted ability to invest in strategic growth and development projects • Eskom power supply interruptions could potentially aggravate operational underperformance in the South Africa region	• Further improvements in the delivery on business plans and operating margins • Drive Operational Excellence programmes to improve productivity, efficiency and improve costs structures towards the targeted quantile in line with the Operational Excellence initiatives **South Africa** • Proceeds from the sales of Kopanang and Moab Khotsong used to reduce debt to improve liquidity • TauTona and Savuka placed into orderly closure • New shift arrangements implemented at Mponeng to improve face time and associated production, safety and cost efficiencies • Implementation of a safe production strategy continues to remove people from danger and to create more flexibility in mining plans • Long-term research will be conducted under the auspices of the Mine Health and Safety Council to provide further insights into and improve seismicity-related risks • Short-term rand gold hedge to protect cash flow in the South Africa region • Cost management efforts continue, aimed at ensuring structures are appropriately resized for the smaller production base • AngloGold Ashanti's representation on Eskom's Energy Intensive User Group

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Risk	Potential consequences	Mitigation developments and actions
3. Delivery of growth projects	**Ghana – Obuasi** • Inability to bring the Ore Reserve and Mineral Resource to account • Adverse socio-economic stakeholder impact and reputational damage • This is key growth project. It is critical that it is delivered on time and on budget	• Obuasi redevelopment project provides a potential tier one asset that has an all-in sustaining cost that is lower than the average for the group • The investment development agreement (stability agreement); reclamation security agreement and security agreement which maintains law and order, have been signed-off and ratified by the Ghana parliament • Underground mining contract awarded with first blast delivered in February 2019 • Recruitment of key personnel well advanced and in line with the labour plan submitted to and approved by the Minerals Commission • A local employment procedure in place to address employment concerns of host communities on the concession • First gold pour expected at the end of 2019 • Obuasi has a large Ore Reserve and Mineral Resource and it is anticipated that these will be successfully developed
	Colombia • Project delays will adversely impact investment or project returns • Use of constitutional right to engage in popular consultations to circumvent an array of public and private projects/programmes is creating investment uncertainty	**Quebradona Project** • Maiden Ore Reserve of 1.26Mt (2.8bn lb) of copper and 2.22Moz of gold declared • Progressing to feasibility study phase in 2019 and early 2020 **Gramalote Project** • Continue to advance Gramalote projects up the value curve **La Colosa** • Declared force majeure at La Colosa depending on legal advice and assessment of scope, consequences and costs of each option • Duration of care and maintenance or force majeure to be assessed – currently estimated at least three years • Following the outcome of a popular consultation vote, all voluntary social spend is to be terminated
	South Africa – Mponeng • Failure to develop projects places the existing Ore Reserve and our ability to turn our Ore Reserve and Mineral Resource to account	• Mponeng life-of-mine extension project has been delayed to 2021 • Greater emphasis placed on off-mine overhead allocated cost component where further synergies need to be achieved, focusing on non-labour elements to reduce infrastructure and footprint and thus Mponeng's overhead cost

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Risk	Potential consequences	Mitigation developments and actions
4. Adverse gold and commodity prices, and currency movements	• Inadequate free cash flow/liquidity impacting our credit ratings • Inability to develop strategic growth and development projects to bring the Ore Reserve and Mineral Resource to account • Lower market capitalisation • Need to recapitalise the company at distressed equity prices and in poor market conditions • Credit ratings impact • A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects, the continuity of existing operations and their ability to meet operational targets, or to make other long-term strategic decisions	• Streamlining the business by selling non-core assets to focus on core assets and enhance cost competitiveness • Maintain capital allocation discipline and efficiency improvements • Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs • Maintain long-term sustainability and optionality by ensuring our pipeline of opportunities is continuously replenished • Further reduce our annual interest bill • Further deleverage the balance sheet • Manage input costs to the extent possible • Focus on execution of Operational Excellence initiatives to counter inflation and improve margins • Entered short-term rand gold hedge to protect cash flow in the South Africa region



Colombia – La Colosa

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Risk	Potential consequences	Mitigation developments and actions
5. Cost competitiveness	• Reduced profit margins owing to high cost of production • Operational underperformance leading to failure to achieve business plans, develop strategic growth and development projects to bring the Ore Reserve and Mineral Resource to account • Monitoring cost competitiveness is key to achieving profit and cash flow targets to maintain our credit and investment ratings • Organisational design that is fit for purpose in the context of the desired business portfolio	• Drive Operational Excellence programmes to improve productivity and efficiency • Exiting assets in Mali and Argentina with a view to focusing limited capital and resources on other parts of the portfolio that generate or have the potential to generate higher returns • Redevelopment of Obuasi and other lower cost projects • Drive Colombian assets up the value curve • Exploration focus as a key source for new ounces • Increased management efforts to focus on capital optimisation, capital efficiency and allocation to these assets that will generate maximum returns
6. Inability to develop projects to bring the Ore Reserve and Mineral Resource to account	• Ore Reserve write-down and possible decline in market capitalisation • Impairments and lower future earnings per share • Reduced production profile and business plan • Loss of tenements • Premature mine closure or mothballing of operations	• Focused project management to deliver projects on budget and schedule • Allocating capital and other resources to those assets that generate or have the potential to generate higher returns • Robust business planning, portfolio optimisation and considered feasibility studies to withstand potential risks • Focused exploration on Mineral Resources near existing assets • Focused greenfields exploration processes targeting new discoveries in Nevada, Minnesota and Australia (Butcher Well joint venture)
7. Critical skills and talent retention	• Failure to execute and deliver on strategic objectives • Potential impact on productivity and safety levels • Increased labour costs • Depending on the skills or talent lost – potential impact on market confidence • Insufficient talent and succession planning • Higher cost of retention • Failure to meet localisation targets	• Remuneration based on competitive, market-related salaries and benefits • Short- and long-term incentive schemes to provide financial and non-financial benefits • Global performance management system, aligning roles with strategic plans • Implementation of integrated talent management and succession planning process across the business, with an increased coverage ratio for critical skills • Continue Chairman's Young Leaders programme (emerging talent pool) to aid development of a healthy talent pipeline for future leadership positions • Update CEO's talent pool and succession/development plans • Increase training capacity for scarce artisan's skills where required • In South Africa, the employee transition framework includes a retention strategy that involves a tailored approach to ensure critical skills are available when needed

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Risk	Potential consequences	Mitigation developments and actions

8. Future regulatory implications for the industry from the Vale tailings dam failure in Brazil	• Adverse socio-economic stakeholder impact and reputational damage
	
	• Environmental licensing processes for mining companies are expected to be extremely difficult, especially those involving tailings storage facilities (TSFs)
	
	• Significant changes expected in federal and state regulations, as well as much more intense regulatory scrutiny and control of TSFs and cost increases associated with inspecting, maintaining and constructing TSFs
	
	• Significantly increased pressure from local communities and elevated risk to the social licence to operate
	
	• Certain types of TSFs may be prohibited and this may result in operational restrictions until alternative facilities can be constructed
		• Tailings management framework, standards and guidelines in place to deal with TSF risks at operational, regional, corporate and external review perspectives:
		
		  • Operational level – responsible for management of day-to-day operation of TSF
		
		  • Regional level – providing technical guidance to operations, conducting quarterly inspections and monitoring implementation of recommendations
		
		  • Corporate level – conducting TSF audits annually or bi-annually
		
		  • Annual independent third-party reviews of TSFs
		
		Brazil
		• Created a multidisciplinary group to manage the demands and alternatives studies
		
		• Technical study of LOM versus different scenarios of TSF/licences availabilities
		
		• Technical study of alternatives to minimise TSF usage or replace the current process in the short term
		
		• Increase communication with employees, communities and external media-on-demand

9. Failure to comply with local economic development requirements	• Adverse regulatory response • Suspension of licence due to non-compliance • Failure to achieve strategic growth business plan and development projects to bring the Ore Reserve and Mineral Resource to account	• Developed local economic development and procurement framework and guidelines • Focus on sharing of economic benefits between the Company and other stakeholders in the country • Strategic contracts awarded to local suppliers in 2018 • Strive to meet local content requirements throughout the portfolio
10. Implications of industry consolidation impacting our divestment strategy	• These developments may result in sales processes not realising full value, sale process may be convoluted or may not eventuate in a sale • Potential intention by industry peers to sell assets is generating excess of gold assets available for sale • Merger activity within the gold mining industry points to benefits of scale, liquidity, improved jurisdictional profile on core assets creating top tier differentiation	• Focused on organic opportunities to create value over acquisition options • Revised ranking for investment opportunities based on returns and affordability with respect to maintaining leverage ratios at or around targeted levels as well as improving returns to shareholders • Focused exploration on ore sources near existing assets • Targeting new discoveries in Nevada and Minnesota in the United States and the Butcher Well joint venture in Australia • Drive Colombian assets up the value curve • Identify suitable joint venture partnerships and alternative sources of funding • Asset sale processes have been accelerated

MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Opportunities

We recognise that identifying and managing opportunities is an important component of risk management. We identify suitable opportunities – endeavouring to exploit, harness and/or maximise them – with the aim of creating value by mitigating our risks. This table lists our key opportunities along with the strategy for each.

Top group opportunities

Type	Opportunity	Related strategic action
Strategic	Obuasi	• First gold by the end of 2019 • Full scale production by 2020 • Planning for local content and a smooth transition
	Disciplined approach to growth	• Continue with disciplined investment to ensure pipeline of brownfields and greenfields expansions • Maintain diversified portfolio capable of withstanding "single jurisdiction / operation" shocks
	Greenfields exploration	• Focused on ore sources near existing assets • Generative all-in costs per metre improved by 32% over three-year average • Targeting new discoveries in Nevada and Minnesota in the United States and in Australia (Butcher Well)
	Brownfields exploration	• Focus on Ore Reserve and Mineral Resource replacement • Strong focus on sites with shorter Ore Reserve lives • Notable growth at Geita and Sunrise Dam
	Stakeholder relations	• Enhanced engagement model to build strong stakeholder relationships
	Colombia	• Progress Quebradona and Gramalote projects up the value curve • Advance engagements at La Colosa and lift force majeure • Sell tenements outside of key projects to focus efforts on key projects while retaining upside participation

Type	Opportunity	Related strategic action
Strategic continued	Renewed optimism and potential for mining regulatory certainty in South Africa	• Negotiate fair and sustainable wage agreement and shift arrangements (South Africa) • Implement and influence Mining Charter • Advance Mponeng Phase 2 feasibility study
	Business planning and portfolio optimisation processes	• Sound business planning with top-down goals • Portfolio optimisation and revise fit for purposes structures
	Streamlining the portfolio	• Initiated processes to sell the Company's interest in Cerro Vanguardia in Argentina • Initiated processes to sell the Company's interests in Sadiola mine in Mali.
Operational	Improving production mix	• Improved efficiencies and mine plan changes driven through operational excellence initiatives • Inward investment into high-return projects
	Benefits from increase in gold price enhanced by cost reduction	• Actively improve the quality of the portfolio • Focus on margins through initiatives to improve all-in sustaining costs and all-in costs, through Operational Excellence initiatives • Improve leverage to the gold price
	Pursuing key growth opportunities for our asset portfolio	• Focused brownfields exploration activities • Prefeasibility studies for life-of-mine extensions and improved recoveries
	South African business transformation	• Transformed loss-making portfolio into more focused, profitable and sustainable business

CFO's REVIEW

AngloGold Ashanti recorded another solid performance in 2018, making steady progress on strategic efforts to improve the quality of its portfolio, strengthen its balance sheet and advance value-enhancing options in its project pipeline.



Christine Ramon
Chief Financial Officer

Financial highlights of the year under review include:

Key guidance metrics met or exceeded for the **sixth consecutive year**

All-in sustaining costs (AISC) **decreased by 7% to $976/oz** in 2018 from $1,054/oz in 2017

Adjusted EBITDA of **$1.48bn** despite asset sales and a flat gold price

Headline earnings per share **increased to 53c** in 2018, from 6c in 2017

Free cash flow improved significantly to **$67m** from $1m in 2017

Dividend of **ZAR 95** cents per share (approximately 7 US cents per share) declared

Net debt down 17% to $1.66bn in 2018 from $2bn in 2017 with the Net debt to Adjusted EBITDA ratio lower at 1.12 times

> Maintaining a reliable track record of predictable, rational behaviour as custodians of shareholder capital is central to our approach.

Group performance

AngloGold Ashanti's cash flows and earnings showed steady growth over 2018, and for the sixth consecutive year, production, capital and all cost guidance metrics were met or improved upon.

Cash flows from the business continue to improve. Adjusted EBITDA in 2018 remained steady at $1,480m, versus $1,483m in 2017, as a result of a flat gold price and lower costs, despite a 355,000oz drop in production following the sale and orderly closure of Moab Khotsong, Kopanang and TauTona in South Africa. All-in sustaining costs (AISC) of $976/oz in 2018, compared to $1,054/oz in 2017, were below the low end of the guidance range, progressing the shift towards the bottom end of the industry cost curve.

The restructuring of the South African asset base was completed after a collaborative effort with key stakeholders. The redevelopment of the Obuasi mine, a transformational project for AngloGold Ashanti and Ghana, also commenced.

In addition, the balance sheet was strengthened after debt was further reduced and the US$1bn and A$500m revolving credit facilities were refinanced extending the maturity date by five years. Furthermore, progress was made on self-funded brownfields projects aimed at sustainably improving mine lives and margins. Exploration, which remains a cornerstone of the business, delivered another strong result, as the maiden Ore Reserve for the Quebradona project in Colombia was registered. The efforts of the exploration programme contributed to the gold Ore Reserve of 4.3Moz and Mineral Resource of 4.5Moz for the year ended 31 December 2018.

Strategic priorities

Maintaining a reliable track record of predictable, rational behaviour as custodians

CFO's REVIEW CONTINUED

of shareholder capital is central to our approach. Capital allocation will remain disciplined and focused on improving value creation without placing financial or operating risk on the business. This model does not prioritise scale, but rather focuses on margin and free cash flow improvement in a sustainable manner to improve direct returns to shareholders over time.

Given AngloGold Ashanti's current valuation and the suite of opportunities available within its existing portfolio and project pipeline. AngloGold Ashanti favours organic opportunities to create value, over those available through acquisition. Our equity remains an important asset that should be protected while efforts are undertaken to close the considerable valuation gap that exists with global industry peers. Within this framework, we will target returns of at least 15% through the cycle, using conservative discount rates that account for specific jurisdictional and operating risks.

Preserving the integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the Company will rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels as well as improving returns to its shareholders. Importantly, the Company will weigh these competing priorities and consider

the full suite of financing opportunities available when determining whether to proceed with an investment, notably partnerships, asset sales and project financing.

AngloGold Ashanti places a premium on a clear and uncompromising method of allocating capital. This means that certain investments may not be made if the returns they offer rank below other available opportunities within the portfolio. For example, given fiscal uncertainty related to the Sadiola sulphide project, the Company and IAMGOLD Corporation initiated a process last year to identify third parties that may be interested in acquiring their collective interest in Sadiola. In addition, a process to divest the Cerro Vanguardia mine in Argentina commenced subsequent to year-end. As with Mali, Argentina has been an excellent jurisdiction for the Company for almost two decades but with competing demands for limited capital, another owner may be better placed to invest in extending the life of these assets.

In South Africa, the difficult but necessary work of restructuring the loss-making portfolio into a smaller business was completed, recently returning these assets to generating free cash flow. To protect the cash flows of the South African region from rand gold price risk for 2019, a short-term rand gold hedge was entered into on a zero cost collar basis at a floor of R545,000/kg and an average cap of R725,500/kg for 300,000oz of our South African gold production.

Margin improvement continues

We continue to focus our efforts on driving operational excellence and cost efficiency across our business, regardless of the gold price environment in which we operate and over which we have no control.

Our clear aim of improving margins by focusing on the controllable factors in our business, through Operational Excellence, assisted us to achieve a healthy AISC margin of 23%, a strong improvement on the prior year margin of 16%.

Balance sheet strategy to enforce capital discipline

Our balance sheet strategy continues to enforce capital discipline, with net debt at $1.659bn, the lowest level since 2012 and 17% lower than last year. Our net debt to adjusted EBITDA ratio of 1.12 times reflects ample headroom to our 3.5 times debt covenant. Liquidity remains strong, providing good flexibility in a volatile climate.

The refinancing of the $1bn and A$500m revolving credit facilities into a $1.4bn single



All-in sustaining costs vs. gold price
($/oz)

Reinvestment

1,300

14% margin

19% margin

21% margin

21% margin

16% margin

23% margin

1,100

900

Restructuring

Continuous improvement

700

2013   2014   2015   2016   2017   2018

— AISC*   — Average gold price

World Gold Council standard, excludes stockpiles write-off

CFO's REVIEW CONTINUED



Net debt
($m)

Self-funded development
of Tropicana, Kibali

−47%

Undrawn facilities*
(at 31 December 2018)



c.$2.12bn

ZAR facilities	R4.750bn
$ RCFs**	$1,457m
Cash	$329m

* Total calculated with ZAR facility at R14.3473/$ (excluding DMTNP), and A$ facility at 0.70492 to A$
** $1.4bn RCF includes a capped facility of A$500m

Net debt to adjusted EBITDA
(times)



Covenant 3.5 times

1.0 times
New target
through the cycle

1.12 times

* Last 12 months Net debt to adjusted EBITDA ratio

Continued positive cash flow momentum

We continue to follow a balanced approach, i.e. positive free cash flow generation while reinvesting in our portfolio.

Our dividend policy remains to pay out 10% of free cash flow, before growth capital, subject to the approval of the board. Our dividend policy represents a key element of our capital allocation policy, namely a dividend as a 'royalty' owed to shareholders from the surplus cash generated by the business, before any investment in growth is pursued.

multicurrency facility was concluded in the fourth quarter of 2018, resulting in the only near-term maturity being the $700m bonds maturing in April 2020. With the US dollar facility undrawn and significant cash balances at year-end, we have flexibility in deciding on refinancing options for the bond.

For a gold-producing company such as AngloGold Ashanti, which produces a single, cyclical commodity in an increasingly complex global operating environment, it is our view that over time, lower levels of debt will translate into lower risk and added strategic flexibility.

Taking this into account, the Company is now targeting a lower net debt to adjusted EBITDA ratio of 1.0 times through the cycle, down from the previous target of 1.5 times. We believe

this new target is achievable, even as we invest inward, pay dividends to shareholders subject to approval by the board of directors and service debt obligations.

A lower net debt to adjusted EBITDA target signals our intention to further deleverage the balance sheet on a self-funded basis, whilst keeping our capital allocation framework intact.

This means making wise capital investments on both brownfields and greenfields projects, whilst maintaining our current dividend policy.

We remain strongly levered both to the gold price and currencies and we expect cash flow generation across the business to continue to benefit from prevailing market conditions as well as from efficiency improvements in our business.

Free cash flow generation
(Adjusted FCF)



155
821
(666)

703
(361)
(1,064)

391
249
142

371 (1)
169
202

424 (2)
116
308

174 (3)
124
50

278 (4)
150
128

Pre-growth capex   Adjusted free cash flow generation

(1) Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds; for Obuasi redundancy costs of $210m and 2014 Rand Refinery loan of $44m
(2) Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds
(3) Adjusted for SA retrenchment costs paid of c.$49m
(4) Adjusted for SA retrenchment costs paid of c.$61m

CFO's REVIEW CONTINUED

Free cash flow before growth capital was $217m (2017: $125m). The board has exercised its discretion by adjusting the metric of free cash flow before growth capital to take into account the abnormal South African retrenchment payments of $61m (2017: $49m) and has approved a dividend of 95 ZAR cents or approximately ~7 US cents per share (2017: 70 ZAR cents or 6 US cents per share).

The continuation of the dividend is a reflection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements.

Delivery against 2018 financial objectives

1. Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

The group continued yet again to focus on sustainably reducing the cost associated with producing gold. AISC for the year ended at $976/oz, a 7% decrease from 2017 at $1,054/oz.

2. Continue to enhance margins and cash flows through continuing focus on operational efficiencies and productivity through Operational Excellence

Our margins on total cash costs, AISC, and All-in costs (AIC) were 39%, 23% and 15%, respectively. All margins reflected

increases from 2017 (total cash costs: 37%; AISC: 16%; and AIC: 10%); and were positively affected by the reduced South African footprint as well as the benefit of the Operational Excellence initiatives of the last couple of years.

3. Maintain the dividend underpinned by sustainable cash generation

The Company declared a dividend of ZAR 95 cents per share (~7 US cents per share) for the year under review. Free cash flow before growth capital, remained sufficient to maintain the declaration of a dividend since the introduction of the new dividend policy two years ago.

4. Seek resolutions for the Tanzanian and DRC regulatory uncertainty

In Tanzania, AngloGold Ashanti's focus continues to be on pursuing a collaborative dialogue with the government of Tanzania. The arbitration proceedings which commenced in July 2017 are currently suspended until July 2019.

In the DRC, our joint venture partner at Kibali, Barrick Gold Corporation (previously Randgold Resources), continues its efforts of constructive dialogue with the DRC government.

5. Progress the implementation of the Obuasi project

Following receipt of all the requisite Ghanaian Government approvals, including parliamentary ratification, and environmental approvals in June 2018, redevelopment of the Obuasi high-grade ore body has started in earnest.

Given the delayed receipt of permit approvals in 2018, some capital expenditure has been deferred from 2018 into 2019 and from 2019 into 2020. The latest outlook on the capital spend profile is expected to be 10%, 60%, and 30% in 2018, 2019 and 2020, respectively.

6. Execute on low-capital, high-return brownfields projects, while continuing to move long term projects up the value curve

There are a number of capital projects that we continued to focus on during the year, including the Obuasi redevelopment project, discussed in the previous section.

At Siguiri, the new Combination Plant construction has been completed and commissioning is expected at the end of the first quarter of 2019. The plant will allow for the treatment of harder rock at the Siguiri mine. Additionally, a new power plant intended to bridge the gap to meet the mine's additional power requirements was completed and ready for commercial operations at the end of the fourth quarter of 2018, as planned.

At Mponeng, during 2018, the raise boring of the reef pass from 123 level to 126 level was completed and the construction contractor was mobilised in December 2018 to construct the tip and control chute. The process of installing additional support to consolidate the hanging wall and side walls of the pump chamber and substation will follow in the second half of 2019. Alternative



Australia – Tropicana

CFO's REVIEW CONTINUED

project design configurations are being studied for Phase 2.

At Quebradona (94.9% AngloGold Ashanti interest and 5.1% B2Gold interest), the prefeasibility study was completed. A maiden Ore Reserve of 1.26Mt of copper and 2.22Moz of gold has been declared. AngloGold Ashanti will proceed with the feasibility study, the results of which will be announced in 2020.

The Gramalote project is a joint venture between AngloGold Ashanti (51%) and B2Gold (49%), with AngloGold Ashanti as the operator and manager of the project. Following additional infill and resource extension drilling, the Mineral Resource model is being updated. The additional drilling has indicated the potential for Mineral Resource growth and potentially higher grades through selectivity.

Final budgets, schedules and work plans for advancing Gramalote will be developed once the Mineral Resource model has been finalised and the updated audited project economics are available.

7. Maintain financial flexibility and further reduction in finance costs

Our net debt to adjusted EBITDA ratio of 1.12 times reflects a significant decrease compared to 2017 at 1.35 times. This remains well within our debt covenant level of 3.5 times. As indicated, the Company will now focus at reducing this ratio to 1.0 times through the cycle in order to improve balance sheet flexibility.

Production, profitability and returns

Production for 2018 came in toward the top end of guidance at 3.400Moz. Compared to 2017, production was 9% lower mainly due to the sale and closure of assets in South Africa. Production from retained operations for 2018, excluding Moab Khotsong, Kopanang and TauTona, was 3.349Moz at a total cash cost of $765/oz, compared with 3.279Moz at a total cash cost of $738/oz in 2017.

AISC for these retained operations were $968/oz, compared with $1,017/oz in the same period last year. AISC for the International operations were $920/oz for 2018 compared to $972/oz for 2017. AISC for the South African operations, including Moab Khotsong, Kopanang and TauTona, were $1,178/oz compared with $1,245/oz in 2017.

Cash flows from operating activities for the year ended 31 December 2018 decreased by 14% to $857m compared to $997m in 2017, reflecting working capital lockups of $131m and the retrenchment costs related to the restructuring the South African business unit. In 2018, the Company generated $205m of operating cash flow less capital expenditure compared to $167m in 2017 reflecting a solid operating performance and lower capital expenditures.

Free cash flow for the year, before taking growth capital into account, was $217m versus $125m a year earlier. Free cash flow was negatively affected by delayed Kibali loan repayments due to the presidential elections in the DRC, which slowed down the administrative processes. It is anticipated that these loan repayments will resume during the course of this year. Free cash flow excluding abnormal costs such as the South Africa region redundancies, financing costs and other costs was $140m in 2018, compared to $50m a year earlier.

In September 2018, the Government of Argentina introduced the payment of export duties on exported goods. In terms of an existing tax stability agreement, Cerro Vanguardia is entitled to a refund of these export duties. At 31 December 2018, $14m was reflected as receivable and impacted free cash flow generated by the operation.

Total capital expenditure (including equity accounted investments) decreased by 24% to $721m in 2018, compared to $953m in 2017 and below the bottom end of the market guidance of between $800m to $920m. This included project capital expenditure of $148m invested in growth projects at Obuasi, Siguiri and Kibali in Continental Africa and Mponeng in South Africa. Capital expenditures were lower in South Africa due to the sale of assets in the region early in the year. Capital expenditures were also lower in the

Democratic Republic of the Congo (DRC) at Kibali as the project development phase is coming to an end and the asset is ramping up production.

On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela (Yatela), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes.

Upon completion and this payment being made, SADEX and its affiliate companies will be released of all obligations relating to the Yatela project including those relating to rehabilitation, mine closure and the financing of social programmes.

CFO's REVIEW CONTINUED

Liquidity, cash flow and statement of financial position

Headline earnings for the year ended 31 December 2018 were $220m, or 53 US cents per share, compared with $27m, or 6 US cents per share, in 2017. Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) of $1,480m in 2018 (compared to $1,483m in 2017) was essentially flat year-on-year. The ratio of Net debt to adjusted EBITDA at the end of December 2018 was 1.12 times compared with 1.35 times at the end of December 2017. Management has successfully maintained financial flexibility by remaining at or below its targeted leverage Net debt to Adjusted EBITDA ratio of 1.5 times, and well below the covenant ratio of 3.5 times, which applies under our revolving credit agreements.

Net debt decreased by 17% to $1.659bn at 31 December 2018, from $2.001bn at the 31 December 2017. Financial flexibility was further improved in October 2018, when a new five-year $1.4bn multi-currency revolving credit facility was agreed with our banking syndicate replacing our existing $1bn US Dollar and A$500m Australian Dollar facilities.

Strong liquidity is provided both by this new revolving credit facility, which was fully undrawn at the end of 2018, and $329m in cash. The dividends declared for the year under review of ~7 US cents per share, will result in an

estimated cash outflow in April 2019 of $28m. A dividend of 6 US cents per share were declared and paid in 2018. Our dividend policy is based on 10% of free cash flow generation pre-growth capital expenditure, subject to the board's discretion taking into consideration prevailing market conditions, the strength of our balance sheet and our future capital commitments.

We remain subject to an uncertain tax environment. Across the group, we are due refunds for input tax and fuel duties for an amount of $276m (2017: $252m; 2016: $199m), including attributable amounts of equity accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes. Considerable effort continues to be made to reduce these outstanding amounts.

The normalised 2018 effective tax rate was 33% compared to 38% in 2017. Deferred tax rate resets in South Africa; legislated tax rate changes in Ghana and an expected tax holiday in Guinea had an impact on the tax charge for the current year, while the prior year was influenced by losses incurred in South Africa, mainly adjustments for silicosis, retrenchments, and impairments; as well as net deferred tax assets not raised on the remaining Vaal River assets and liabilities not transferred to held for sale. The prior year normalised effective tax rate of 38% was influenced by losses incurred in South Africa, mainly adjustments for silicosis,

retrenchments, and impairments; as well as net deferred tax assets not raised on the remaining Vaal River assets and liabilities not transferred to held for sale. If the adverse effect of the South African taxes is excluded, the normalised rate for the group for 2017 was 30%.

Looking ahead to 2019

Key areas of focus for 2019 remain bringing Obuasi into production, executing on a series of affordable, high return brownfields improvements and progressing two key projects in Colombia up the value curve. Operational Excellence initiatives remain at the heart of our efforts to counter inflation and improve margins.

Priorities for 2019 are:

- Continued focus on sustainable free cash flow generation
- Improve margins
- Maintain strict cost and capital discipline
- Advance Obuasi to first production by the end of 2019
- Complete asset sale processes
- Ongoing stakeholder engagement
- Advance Colombian projects up the value curve

Acknowledgement

I would like to express my appreciation to our committed and diligent finance team across the group who have proactively addressed business challenges associated with the developing market nature of the jurisdictions that we operate in. The overall reduction in group costs, improvement in margins and strict capital discipline is a reflection of the success of their efforts. In addition, we continue to maintain a high standard of governance and compliance to internal controls across the organisation. The quality financial information prepared for our stakeholders is testament to the high calibre of our financial team whom I applaud. Finally, I look forward to the year ahead with enthusiasm as we focus on our strategic objectives with the aim of improving shareholder returns, on a sustainable basis.

Warm regards

Christine Ramon
Chief Financial Officer
19 March 2019

SECTION 2: **DELIVERING ON OUR STRATEGY**

Ensure financial flexibility and optimise overhead, costs and capital expenditure

Disciplined capital allocation with a focus on sustained margin and free cash flow improvements will lead to long-term value creation

Delivering on the following strategic objectives

 Ensure financial flexibility

 Optimise overhead, costs and capital expenditure

IN THIS SECTION

Adjusted EBITDA of

$1.48bn

Free cash flow improves significantly to

$67m

Net debt

down 17%

Enforced

capital discipline

FINANCIAL REVIEW

Five-year summaries

Summarised group financial results – income statement

US dollar million	2018	2017	2016	2015	2014
Revenue from product sales [1]	3,943	4,510	4,223	4,143	5,082
Cost of sales [1]	(3,173)	(3,736)	(3,401)	(3,422)	(4,102)
Gain (loss) on non-hedge derivatives and other commodity contracts	2	10	19	(7)	13
Gross profit	**772**	**784**	**841**	**714**	**993**
Corporate administration, marketing and other expenses	(76)	(64)	(61)	(78)	(92)
Exploration and evaluation costs	(102)	(114)	(133)	(132)	(142)
Other operating expenses	(97)	(88)	(110)	(96)	(28)
Special items	(170)	(438)	(42)	(71)	(260)
Operating profit	**327**	**80**	**495**	**337**	**471**
Dividends received	2	–	–	–	–
Interest received	17	15	22	28	24
Other losses	(9)	(11)	(88)	(17)	(7)
Finance costs and unwinding of obligations	(178)	(169)	(180)	(245)	(276)
Fair value adjustments	(3)	–	9	66	(17)
Share of equity-accounted investments' profit (loss)	122	22	11	88	(25)
Profit (loss) before taxation	**278**	**(63)**	**269**	**257**	**170**
Taxation	(128)	(108)	(189)	(211)	(225)
Profit (loss) after taxation from continuing operations	**150**	**(171)**	**80**	**46**	**(55)**
Discontinued operations					
(Loss) profit from discontinued operations	–	–	–	(116)	16
Profit (loss) for the year	**150**	**(171)**	**80**	**(70)**	**(39)**
Allocated as follows:					
Equity shareholders					
- Continuing operations	133	(191)	63	31	(74)
- Discontinued operations	–	–	–	(116)	16
Non-controlling interests	17	20	17	15	19
	150	(171)	80	(70)	(39)

[1] Years 2014 to 2017 restated for IFRS 15

FINANCIAL REVIEW CONTINUED

Summarised group financial results – statement of financial position

US dollar million	2018	2017	2016	2015	2014
Assets					
Tangible and intangible assets	3,504	3,880	4,256	4,219	5,088
Investments	1,675	1,645	1,578	1,557	1,553
Inventories	758	783	756	736	1,524
Cash and cash equivalents	329	205	215	484	468
Other assets	377	706	348	288	501
Total assets	6,643	7,219	7,153	7,284	9,134
Equity and liabilities					
Total equity	2,694	2,704	2,754	2,467	2,871
Borrowings	2,050	2,268	2,178	2,737	3,721
Provisions	927	1,064	995	954	1,199
Deferred taxation	315	363	496	514	567
Other liabilities	657	820	730	612	776
Total equity and liabilities	6,643	7,219	7,153	7,284	9,134



Guinea – Siguiri

FINANCIAL REVIEW CONTINUED

Summarised group financial results – statement of cash flows

US dollar million	2018	2017	2016	2015	2014
Cash flows from operating activities					
Cash generated from operations	932	1,151	1,302	1,250	1,343
Dividends received from joint ventures	91	6	37	57	–
Net taxation paid	(166)	(160)	(153)	(163)	(153)
Net cash inflow from operating activities from continuing operations	857	997	1,186	1,144	1,190
Net cash (outflow) inflow from discontinued operations	–	–	–	(5)	30
Net cash inflow from operating activities	857	997	1,186	1,139	1,220
Cash flows from investing activities					
Capital expenditure	(652)	(830)	(711)	(667)	(849)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures	(8)	(27)	(1)	(12)	42
Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	315	(12)	(12)	810	(11)
Interest received	12	15	14	25	21
(Increase) decrease in cash restricted for use	(4)	(8)	8	(17)	24
Other	2	–	–	–	–
Net cash (outflow) inflow from investing activities from continuing operations	(335)	(862)	(702)	139	(773)
Cash outflows from discontinued operations	–	–	–	(59)	(170)
Net cash (outflow) inflow from investing activities	(335)	(862)	(702)	80	(943)
Cash flows from financing activities					
Net (repayments) proceeds from borrowings	(214)	48	(546)	(867)	(144)
Finance costs paid	(130)	(138)	(172)	(251)	(246)
Dividends paid	(39)	(58)	(15)	(5)	(17)
Other	(10)	–	(30)	(61)	(9)
Net cash outflow from financing activities from continuing operations	(393)	(148)	(763)	(1,184)	(416)
Cash outflows from discontinued operations	–	–	–	(2)	(5)
Net outflow from financing activities	(393)	(148)	(763)	(1,186)	(421)
Net increase (decrease) in cash and cash equivalents	129	(13)	(279)	33	(144)
Translation	(5)	3	10	(17)	(16)
Cash and cash equivalents at beginning of year	205	215	484	468	628
Cash and cash equivalents at end of year	329	205	215	484	468



FINANCIAL REVIEW CONTINUED

Ratios and statistics

		2018	2017	2016	2015	2014
Operating review – gold						
Production from continuing operations	000oz	**3,400**	3,755	3,628	3,830	4,225
Production from continuing and discontinued operations	000oz	**3,400**	3,755	3,628	3,947	4,436
Gold sold from continuing operations	000oz	**3,412**	3,772	3,590	3,850	4,248
Gold sold from continuing and discontinued operations	000oz	**3,412**	3,772	3,590	3,965	4,458
Continuing operations						
Closing spot price at year-end	$/oz	**1,268**	1,258	1,247	1,160	1,266
Average gold price received	$/oz	**1,261**	1,251	1,243	1,150	1,256
Total cash costs	$/oz	**773**	792	744	712	785
All-in sustaining costs [1]	$/oz	**976**	1,054	986	910	1,020
All-in costs [1]	$/oz	**1,068**	1,126	1,071	1,001	1,114
Earnings						
Gross profit	$m	**772**	784	841	714	993
Gross margin	%	**20**	18	21	18	20
Adjusted EBITDA [2]	$m	**1,480**	1,483	1,548	1,472	1,616
Adjusted EBITDA margin	%	**39**	34	38	37	33
Interest cover	times	**11**	10	10	7	6
Asset and debt management						
Net debt to adjusted EBITDA [2]	times	**1.1**	1.3	1.2	1.5	1.9
Continuing and discontinued operations						
Profit (loss) attributable to equity shareholders	$m	**133**	(191)	63	(85)	(58)
Profit (loss) attributable to equity shareholders	US cents	**32**	(46)	15	(21)	(14)
Headline earnings (loss)	$m	**220**	27	111	(73)	(79)
Headline earnings (loss)	US cents	**53**	6	27	(18)	(19)
Adjusted headline earnings (loss)	$m	**214**	9	143	49	(1)
Adjusted headline earnings (loss)	US cents	**51**	2	35	12	(0)
Capital expenditure [3]	$m	**721**	953	811	857	1,209
Net cash inflow from operating activities	$m	**857**	997	1,186	1,139	1,220
Free cash inflow (outflow)	$m	**67**	1	278	141	(112)

See footnotes overleaf


FINANCIAL REVIEW CONTINUED

Ratios and statistics continued

		2018	2017	2016	2015	2014
Asset and debt management						
Equity	$m	2,694	2,704	2,754	2,467	2,871
Net capital employed	$m	4,657	5,031	5,101	5,190	6,640
Net debt	$m	1,659	2,001	1,916	2,190	3,133
Net asset value - per share	US cents	653	659	675	609	711
Market capitalisation	$m	5,180	4,178	4,290	2,877	3,515
Return on net capital employed	%	8	3	6	5	4
Net debt to equity	%	62	74	70	89	109
Other						
Weighted average number of shares	million	417	415	413	410	408
Issued shares at year-end	million	413	410	408	405	404
Exchange rates						
Rand/dollar average		13.25	13.30	14.68	12.77	10.83
Rand/dollar closing		14.35	12.36	13.73	15.46	11.57
Australian dollar/dollar average		1.34	1.30	1.35	1.33	1.11
Australian dollar/dollar closing		1.42	1.28	1.39	1.37	1.22
Brazilian real/dollar average		3.66	3.19	3.48	3.33	2.35
Brazilian real/dollar closing		3.87	3.31	3.26	3.90	2.66
Argentinean peso/dollar average		28.14	16.57	14.78	9.26	8.12
Argentinean peso/dollar closing		37.81	18.65	15.89	12.96	8.55

[1] World Gold Council standard, excludes stockpiles written off.

[2] The Adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula.

[3] Includes attributable share of equity-accounted investments.

ECONOMIC VALUE-ADDED STATEMENT
For the year ended 31 December 2018

SUPPORTING BUSINESS OBJECTIVES AND MATERIAL ISSUES

FOCUS ON PEOPLE, SAFETY AND SUSTAINABILITY

NAVIGATING REGULATORY AND POLITICAL RISK

MANAGING COMMUNITY EXPECTATIONS AND DEMONSTRATING CONTRIBUTION

OPTIMISE OVERHEAD, COSTS AND CAPITAL EXPENDITURE

INPUTS – ECONOMIC VALUE DISTRIBUTED 2018 = 82%

$m	2018	2017
EMPLOYEES	**713**	**1,002**
Salaries and wages	698	966
Training and development	15	36
GOVERNMENT	**714**	**659**
Current tax [4]	242	176
Royalties [5]	148	114
Employee taxes [5]	234	268
Production, property and other taxes [5]	90	101
COMMUNITY[3]	**21**	**27**
Social licence to operate		
Region specific economic development plans		
SUPPLIERS and SERVICES	**1,676**	**1,839**
Production costs		
Corporate expenditure and other overheads		
Rehabilitation expenditure		
Exploration and evaluation		
Audit, governance and assurance		
PROVIDERS OF CAPITAL	**202**	**208**
Finance cost and unwinding of obligations	178	169
Dividends	24	39
TOTAL DISTRIBUTION	**3,326**	**3,735**

OUTPUT – ECONOMIC VALUE GENERATED (100%)

$m	2018	2017
TOTAL INCOME	**4,045**	**4,558**
Gold sales and by products [1]	3,943	4,510
Interest received	17	15
Royalties received	10	18
(Loss) / profit from sale of assets	(20)	8
Income from investments	95	7

ECONOMIC VALUE RETAINED 2018 = 18%

$m	2018	2017
VALUE RETAINED	**719**	**823**



Gold revenue by region – 2018

602 · 1,983
780 · 1,021
$m

- Continental Africa
- Americas
- Australasia
- South Africa

% Value retained per year

14	16
15	20
16	20
17	18
18	18

Taxation by country ($m) [4]

	2018	2017
South Africa	(1)	1
Argentina	62	46
Australia	30	28
Brazil	35	31
Ghana	22	14
Guinea	19	33
United States of America	1	(16)
Tanzania	76	41
Other	(2)	(2)

Breakdown of contribution – 2018

%

21, 22, 1, 50, 6

- Employees
- Government
- Community
- Supplier
- Capital providers

(1) Gold income decreased by 13% mainly due to the sale of assets in the South Africa region (Moab Khotsong and Kopanang mines).

(2) Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment / disposal.

(3) Community and social investments exclude expenditure by equity-accounted joint ventures.

(4) Current taxation includes normal taxation and witholding taxation on dividends paid per jurisdiction in which the group operates.

(5) Employee, production, property and other taxes and royalties reported on a cash basis.

Across the group, we are due for refunds of input tax and fuel duties amounting to $276m (2017: $252m), including attributable amounts for equity- accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes

SECTION 2: **DELIVERING ON OUR STRATEGY**

Improve portfolio quality and maintain long-term optionality

An overview of our performance, a summary of our Mineral Resource and Ore Reserve portfolio and initiatives to enhance and improve the quality of our portfolio and ensure long-term optionality.

Delivering on the following strategic objectives

 Improve portfolio quality

 Maintain long-term optionality

IN THIS SECTION

South Africa restructured – now cash positive

Self-funded, value enhancing projects making good progress

Obuasi redevelopment begins

Maiden Ore Reserve declared at Quebradona

REGIONAL REVIEWS
Continental Africa



AngloGold Ashanti has seven mines in the Continental Africa region, six of which are currently in operation. Of these six, AngloGold Ashanti manages four.

Obuasi in Ghana was not operational in 2018, having been on care and maintenance since 2016. The mine's redevelopment has begun and the first face blast took place on 11 February 2019.

In Mali, a share purchase agreement was entered into with the government of Mali on 14 February 2019 in respect of Yatela which is in closure – see details under Yatela below. Additionally a sale process has been initiated for Sadiola.

Ghana

Iduapriem, which comprises the Iduapriem and Teberebie properties in a 110km^2 concession, is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and about 10km south-west of the Tarkwa mine. Iduapriem is an open-pit mine with two circuits each comprising two-stage milling – a gravity circuit and a carbon-in-leach (CIL) plant. The gravity circuit recovers about 30% of the gold and the remainder is recovered by the 418ktpm capacity CIL plant.

Obuasi, which has been primarily an underground operation, mining to a depth of 1,500m, is in the Ashanti region, approximately 60km south of Kumasi.

Though the mine was placed on limited operations towards the end of 2014, and on care and maintenance from 2016, a decision was made to redevelop the mine in 2018. The redevelopment project has since commenced. The redevelopment decision was reached after the completion of a study, signing of the necessary agreements with government and the issuance of the necessary environmental permits for the project. It is envisaged that the redevelopment will deliver a modern, mechanised underground mining operation.

Democratic Republic of the Congo

Kibali, one of the largest mines of its kind in Africa, is situated adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Barrick Gold Corporation (Barrick) (45%) following its merger with Randgold Resources Limited, and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (CIL), including gravity recovery. Barrick manages the mine now which comprises both open pit and underground operations.

Tanzania

Geita, one of our flagship mines, is located in north-western Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposit is mined as a multiple open-pit and underground operation,



LEGEND

1	**Guinea** / Siguiri (85%)	
2	**Mali** / Morila (40%) / Sadiola (41%) / Yatela	
3	**Ghana** / Iduapriem / Obuasi	
4	**DRC** / Kibali (45%)	
5	**Tanzania** / Geita	

● Operations

0   2,000km

Yatela is undergoing closure and a sale process has been initiated for Sadiola.

REGIONAL REVIEWS CONTINUED
Continental Africa

with the underground operation having begun in 2016. The mine will continue to operate as a mixed open-pit and underground operation until the entire economic open-pit Mineral Resource is exhausted. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.1Mt.

Republic of Guinea

Siguiri is a multiple open-pit oxide gold mine in the relatively remote district of Siguiri, around 850km north-east of the country's capital, Conakry. The gold processing plant treats about 981ktpm. A combination plant conversion project began during 2017. This conversion will allow the mine to treat six million tonnes of sulphide ore and six million tonnes of oxide ore. Commissioning is currently underway with the first material fed through the plant on 1 March 2019. AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining 15% held in trust for the nation by the government of Guinea. Siguiri is

contractor-mined using conventional open-pit techniques. The area has significant gold prospectivity and exploration potential.

Mali

Morila is a joint venture between AngloGold Ashanti and Barrick, in which each has a 40% interest. The remaining 20% is held by the government of Mali. Barrick now manages the mine. Morila is situated 280km south-east of Bamako, the country's capital. The mine had completed mining in 2009 and transitioned to a tailings storage treatment operation at the end of 2016. Although the mine has been a tailings treatment operation, after the discovery more recently of additional economic ore, limited mining operations have resumed. The higher-grade ore being mined will partly replace the tailings storage treatment. The plant, which incorporates a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has an annual throughput capacity of 5.5Mt.

Sadiola is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%). The government of Mali owns the remaining 18%. The Sadiola mine is situated in south-western Mali, 77km south-southwest of the regional capital Kayes. On-site surface infrastructure includes a 4.9Mt per annum CIL gold plant, where the ore is eluted and smelted. The mine, which began operating in 1996, ceased mining during the year and transitioned to a stockpile treatment plan. To ensure the Sadiola sulphide project generates good returns, an agreement with the government of Mali on the terms for investment in the Sadiola sulphide project is needed, to also prevent the mine from being placed on suspended exploitation. While this agreement has not yet been reached, AngloGold Ashanti and IAMGOLD, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interests in Sadiola. The process is at a very preliminary stage and there is no certainty of its outcome.

Yatela

On 14 February 2019, Sadiola Exploration Limited (SADEX), the subsidiary jointly held by AngloGold Ashanti and IAMGOLD Corporation, entered into a share purchase agreement with the government of Mali, whereby SADEX agreed to sell to the government its 80% participation in Société d'Exploitation des Mines d'Or de Yatela (Yatela), for a

consideration of $1. The transaction remains subject to the fulfillment of several conditions precedent, including the adoption of two laws, confirming the change of status of Yatela to a State Entity, and the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, of an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela site, and also financing certain outstanding social programmes. Upon completion and this payment being made, SADEX and its affiliate companies will be released of all obligations relating to the Yatela project, including those relating to rehabilitation, mine closure and the financing of social programmes.


Mali – Sadiola



Contribution to regional production

■ Tanzania	37
■ DRC	24
■ Ghana	17
■ Guinea	16
■ Mali	6



Contribution to group production

■ Continental Africa	45
■ Rest of AngloGold Ashanti	55

REGIONAL REVIEWS CONTINUED
Continental Africa



Key statistics

	Units	2018	2017	2016
Operational performance				
Tonnes treated/milled	Mt	**27.3**	28.0	27.6
Pay limit	oz/t	**0.040**	0.040	0.035
	g/t	**1.373**	1.367	1.199
Recovered grade	oz/t	**0.050**	0.047	0.043
	g/t	**1.72**	1.61	1.49
Gold production (attributable)	000oz	**1,512**	1,453	1,321
Total cash costs	$/oz	**773**	720	717
Total production costs	$/oz	**1,028**	1,012	1,005
All-in sustaining costs [1]	$/oz	**904**	953	904
Capital expenditure [2]	$m	**313**	409	291
Productivity	oz/TEC	**20.70**	23.01	20.70
Safety				
Number of fatalities		**0**	0	0
AIFR	per million hours worked	**0.49**	0.39	0.51
People				
Average no. of employees: total		**14,833**	13,593	12,691
– Permanent employees		**5,697**	5,467	5,331
– Contractors		**9,136**	8,126	7,360
Training and development expenditure	$m	**1**	5	3

See footnotes overleaf

Production
(000oz)



2014	1,597
2015	1,435
2016	1,321
2017	1,453
2018	1,512

Productivity
(oz/TEC)



2014	14.36
2015	20.61
2016	20.70
2017	23.01
2018	20.70

REGIONAL REVIEWS CONTINUED
Continental Africa

Key statistics (continued)

	Units	2018	2017	2016
Environment				
Total water consumption	ML	15,575	16,651	11,911
Total water use per tonne treated	kL/t	0.592	0.614	0.428
Total energy usage	PJ	9.32	9.17	8.46
Total energy usage per tonne treated	GJ/t	0.35	0.34	0.30
Total GHG emissions	000t CO_2e	676	666	682
Total GHG emissions per tonne treated	t CO_2e/t	0.026	0.025	0.025
Cyanide used	t	8,185	7,274	7,693
No. of reportable environmental incidents		1	2	0
Total rehabilitation liabilities:	$m	378	431	430
– restoration	$m	235	253	262
– decommissioning	$m	143	178	168
Community and government				
Community expenditure	$m	8	9	8
Total payments to government	$m	352	331	260
– Dividends	$m	9	10	13
– Taxation	$m	117	114	76
– Withholding tax (royalties, etc.)	$m	135	98	79
– Other indirect taxes and duties	$m	24	47	25
– Employee taxes and other contributions	$m	56	51	46
– Property tax	$m	1	1	1
– Other (includes skills development)	$m	10	10	20

[1] *Excludes stockpile write-offs.*
[2] *Includes attributable share of equity-accounted investments.*

AIFR
(per million hours worked)


2014	1.56
2015	0.50
2016	0.51
2017	0.39
2018	0.49

Total cash costs and all-in sustaining costs
($/oz)


	Total cash costs	All-in sustaining costs
2014	783	968
2015	678	815
2016	717	904
2017	720	953
2018	773	904

REGIONAL REVIEWS CONTINUED
Continental Africa



Operating performance

The Continental Africa region produced 1,512,000oz of gold at a total cash cost of $773/oz in 2018, compared to 1,453,000oz at a total cash cost of $720/oz in 2017. The region delivered a solid performance with 4% improvement in production boosted by higher tonnes treated particularly from underground mining at Kibali and Geita and improved underground grade from Geita.

Geita built on its solid performance the previous year, delivering 564,000oz of gold, an increase of 5% compared to 2017. The increase was due to a range of operational improvements which assisted in accessing higher-grade ore particularly in the fourth quarter of 2018. These improvements included advance grade control and underground mining efficiencies. This was driven by a 5% year-on-year increase in recovered grade as a result of the higher-grade underground ore mined at Nyankanga and Star & Comet.

At Siguiri, production was negatively impacted by a 16% decrease in recovered grade, owing to the treatment of lower-grade oxide material and an 11% decrease in tonnes due to delays in the commissioning of the CIL combination plant. The leach circuit was converted during the year to a hybrid CIL circuit as part of the combination plant project. As a result, production decreased year-on-year, exacerbated by depleted high-grade oxide deposits. The marginal delay in the commissioning of the ball mill in the

combination plant and three-stage crushing plant resulted in the limited treatment of available higher-grade harder ore with the plant feed being supplemented by lower-grade oxide ore. The required new power plant was successfully commissioned during the year.

Iduapriem's production increased 11% year-on-year to 254,000oz, the mine's highest production since its acquisition in 2004. The production increase was driven by the 6% increase in tonnage treated and a 5% improvement in recovered grades, a result of improved grinding and plant efficiency. These improvements resulted from the mining of deeper, higher-grade areas in the Teberebie pit. The increase in tonnes treated was derived on the back of Operational Excellence initiatives which led to improved plant utilisation and throughput rates. Total tonnes mined increased 8% year-on-year to 38Mt, the highest tonnage ever mined at Iduapriem. This helped in meeting the grade improvement targets and the continuation of the extensive waste-stripping programme at Blocks 7 and 8, which will provide the foundation for sustainable production over the future life-of-mine.

At Kibali, production increased 35% year-on-year to 363,000oz, another significant improvement. The higher production was on the back of higher throughput, a result of improved plant availability that led to above design capacity throughput, and a 6% increase in plant recovery.

This helped to further improve the recovery factor/rate since commissioning. Production was aided by an increase in tonnes mined and an 8% increase in tonnage treated, a result of improved plant performance, as well as 26% increase in recovered grade as higher-grade underground mining displaced lower-grade open-pit ore. This was on the back of the successful commissioning of the underground materials handling system at the end of 2017.

At Sadiola, production declined due to a 9% drop in the recovered grade owing to the limited availability of oxide ore with the in-situ oxide ore depleted as mining had ceased by the end of March 2018. The mine had begun transitioning to its stockpile treatment plan at the beginning of the year, partly compensated for by a 3% increase in tonnes treated as a result of newly-installed variable speed drives in the mill. Production for the rest of the year was from a blend of the remaining full grade and marginal ore stockpiles. Plant operations were efficient and consistently exceeded planned throughput, with a 3% increase in tonnes treated compared to the previous year. This helped to partly offset the lower feed grade and provided flexibility to maintain a steady production and revenue profile for the year.

At Morila, production continued to increase due to the 19% improvement in recovered grade as mining resumed during the year with the treatment of higher-grade ore, partially offset by a decrease in throughput due to the treatment of harder ore, blended with tailings mineralised waste ore. Plant throughput

was 11% down year-on-year, impacted by unplanned downtime and the replacement of the ball mill. The mine is expected to continue treatment of mineralised waste ore, augmented by higher-grade ore from targeted mining areas, for the next two years, after which the mine will transition to full closure.

Costs

All-in sustaining costs (AISC) were $904/oz for 2018, compared with $953/oz for the previous year, a 5% year-on-year improvement despite inflationary pressures. The notable reduction in AISC reflected the various cost efficiency initiatives implemented through the Operational Excellence programme which focuses on sustainable costs improvements. Costs for the region were also assisted by lower underground costs at Geita as underground operations stabilised during the year, the 45% reduction in sustaining capital expenditure, and higher production from Kibali, Geita and Iduapriem.

The Operational Excellence programme is a group-wide efficiency-driven initiative, focused on optimising mine plans, systems and costs management. Additionally, this has translated into a review of asset potential and the further entrenchment of capital discipline. Various enhancement projects are tracked through a project management system, as we strive to meaningfully move down the cost curve. This has been a necessary step change, driven by actively working to prioritise sustainable cash flow improvements at every level of the business. Through this process, we have drastically

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Continental Africa



Obuasi redevelopment project

During 2018, Obuasi remained in the care and maintenance phase whilst the redevelopment project for recommencing operations continued. Following receipt of all the requisite Ghanaian Government approvals, including parliamentary ratification, and environmental approvals in June 2018, redevelopment of the Obuasi high-grade ore body has started in earnest. Establishment of the project and operating teams have progressed well and all key roles have been filled. Detailed design has continued, focusing on the processing plant and underground infrastructure. Critical long-lead items have been ordered. Demolition of redundant processing plant structures has begun. Refurbishment planning was completed, and works are set to commence by end of March 2019. The housing refurbishment programme has also begun and the expansion of the mining contractor's camp is well advanced.

The underground mining fleet has been delivered and commissioned and the underground mining contractor has commenced mobilisation. Operational readiness activities, including the design of the mine operating systems, has progressed to plan. The project is being developed in two phases, the first is to achieve production at 2,000tpd with the second aiming to achieve production of 4,000tpd by the end of 2020. The first blast took place in February 2019.

In order to ensure meaningful Ghanaian participation in the project, a key commitment made by AngloGold Ashanti at the outset of Obuasi's redevelopment, the mining contract was awarded to a joint venture Underground Mining Alliance Limited (UMA) formed by Ghana's Rocksure International (Rocksure) (30%) and Australia's African Underground Mining Services (AUMS) (70%), which will also help facilitate the transfer of underground mining expertise to Accra-based Rocksure.

To facilitate the JV and effect operating cost and import duty savings, AngloGold Ashanti (Ghana) Limited purchased the mining fleet at a cost of approximately $46m.

As announced in November 2018, this mining fleet purchase increases the initial project capital expenditure range from $450 to $500m to $495 to $545m. However, at the same time, this purchase reduces the contract rates over the period of the contract and is estimated to improve AISC by approximately $25/oz. Given the delayed receipt of permit approvals in 2018, some capital expenditure has been deferred from 2018 into 2019 and from 2019 into 2020. The latest outlook on the capital spend profile is expected to be 10%, 60%, and 30% in 2018, 2019 and 2020, respectively.

The first gold pour is still planned for the end of 2019, with the first face blast having taken place in February 2019.

improved mine planning and forecasting, with the results reflected in improved consistency in our reported cost performance.

Capital expenditure

Capital expenditure for the region increased in line with planned inward company investments in growth projects, particularly at Siguiri and Obuasi during 2018. Ore Reserve development projects continued at Geita for the Star & Comet and Nyankanga underground operations, together with waste-stripping projects at Iduapriem. These projects provide access to the ore bodies identified for future gold extraction. The balance of the capital spend was used for capitalised exploration and stay-in-business projects to improve asset reliability across our mines to ensure safe, risk-free mining and production.

During the year, the region continued to drive continuous cost improvements through the Operational Excellence programme which is now well entrenched across all sites and disciplines in the region, also reflected in the all-in sustaining cost reduction. The focus remains on delivering systemic and sustainable operational improvements in the management of the region's stay-in-business projects.

At Kibali, the Azambi hydropower plant was commissioned during the third quarter in 2018 and fully integrated into the energy grid in September, providing affordable power to the mine. The cyanide tailings storage facility First Lift Project, involving the wall lift on the

tailing storage facility, was completed in the last quarter of the year with project handover completed on 31 October 2018. Other notable projects at Kibali included the transition to owner mining which was successfully completed on 1 July 2018.

Growth and improvement

Construction of the Siguiri combination plant was successfully completed in March 2019, and commissioning of the different sections of the plant is underway. The CIL circuit was commissioned in July 2018 and first gold from it was poured in August 2018. The 30MW power plant was commissioned in October 2018. It is now fully operational providing reliable, low-cost power to the Siguiri mine. The crushing and milling circuits for the treatment of the hard sulphide ore are currently being commissioned and full ramp-up is expected in the first half of 2019. The focus for the year will be to stabilise plant throughput and operating stability as the new plant is commissioned.

Exploration drilling continued at Saraya and Foulata to support a prefeasibility study for the Block 2 permit area. This study is due to be completed during 2019 and is aimed at improving the mine's ounce profile from 2020 onwards and potentially extending the life of the mine. The current option on the Siguiri Block 2 considers the trucking of oxide material to the existing process plant to displace marginal ore. The evaluation of this has been completed. The requisite permitting and feasibility study are scheduled for the

REGIONAL REVIEWS CONTINUED
Continental Africa



latter part of 2019.

Development of Geita's Star & Comet and Nyankanga underground sections continued during the year. Approximately 4,130m of development was completed to access new areas for stope mining and further exploration. Open pit mining at Nyankanga and Geita Hill continued with Geita Hill reaching the end of its economic life and Nyankanga scheduled to be completed in the first half of 2019. Surface exploration continued at Selous, a satellite pit 2.4km from Star & Comet expected to supplement the underground operation in the near term.

Other notable projects at Geita were completion of the 40MW power plant and the purchase of underground mining plant and equipment. The power plant was commissioned in August and is currently in full operation, providing reliable, low-cost power to the mining operations. The purchase of the underground mining plant and equipment is in line with the strategy to transition to owner mining at Star & Comet, planned for the first half of 2019, with the full change over for the rest of the mine's sections expected to follow in coming years.

At Iduapriem, waste stripping at Teberebie Cut 1 continued during the year and is expected to be completed in the first half in 2019 when full grade mining should begin. Once completed, waste stripping will provide access to the ore body until 2021. Brownfields drilling continued at the Ajopa pit and open pit mining will continue into 2019 to supplement ore from the larger Teberebie pit. Iduapriem's plant expansion concept study has been completed on the plant de-bottlenecking. The next focus area will then be to find a solution for an additional tailings storage facility.

At Kibali, an aggressive exploration programme continued with a notable success being declaration of the maiden Mineral Resource of 0.96Moz for Kalimva and Ikamva that supports a prefeasibility study for future mining.

There was no capital expenditure at Sadiola and the sulphide project was suspended pending further negotiations with the government of Mali. As stated above, the parties have now initiated a sale process, albeit at a very preliminary stage. Open pit mining was completed during the year and treatment of stockpile material has begun. The mine is expected to embark on a phase of suspended exploitation towards the latter part of 2019.



Ghana – Obuasi underground

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Continental Africa



Sustainability performance
Safety
There were no fatalities in the Continental Africa region during the year, maintaining a 38-month fatality-free period since October 2015. The region recorded another best-in-class safety performance during 2018 but achieved an all injury frequency rate (AIFR) of 0.49 (2017: 0.39) per million hours worked. The AIFR increased year-on-year due to the increase in injuries experienced during the year, caused mainly by mobile and other machinery.

During the year, an internal 'Safety Culture' survey was conducted throughout the region. The survey was targeted at a 10% sample of the workforce, in line with practice. Responses from approximately 15% of the sample indicated that a strong 'Safety Culture' is evident at all operations. Most employees consider their respective operation to be a 'safe place to work' and trust management in safety-related initiatives and communication. The survey indicated that employees feel engaged and participate in safety efforts at operations. Improvement areas were identified and actions to address these have been developed.

Environment
One reportable environmental incident was reported in the region during 2018, occurring on 18 November within the processing plant area at Siguiri. The incident was caused by an overflow of tailings slurry from the processing plant containing elevated levels of cyanide.

This caused the death of four birds in a stagnant tailings pool within the plant area and the death of a cow outside the plant fence adjacent to the pool.

Remedial actions were immediately put in place to deal with the incident. The tailings overflow was stopped, the pool was detoxified, the tails were pumped back into the plant, contaminated soil was removed and the faulty equipment replaced.

There was no risk to community health as the spillage was contained in an area that is inaccessible by the community. Nor was there a risk to employee health as the cyanide concentrations were within normal operating limits and all plant employees are trained to handle cyanide.

Siguiri was granted an environmental certificate for the Silakoro pit project in March 2018. This high-grade pit is located approximately 1.5km to the east of the existing processing plant.

In June 2018, the Ghana Environmental Protection Agency (EPA) approved two crucial environmental permits for Obuasi mine, for the redevelopment project as well as for the tailings and water infrastructure project. Obuasi also received an additional environmental permit for the expansion of the 40-man camp residential area in September 2018 to complement the project.

All managed mine sites in the region – Sadiola, Siguiri, Iduapriem and Geita – were

successfully audited and certified to the ISO 14001:2015 standard during the year. Obuasi's certification remained suspended for the year as the mine was on care and maintenance for 2018.

Security and human rights
No significant incidents were reported during the year, and no human rights violations were recorded. However, proactive management of artisanal small-scale mining, illegal mining and general criminality remains a priority for the security department.

A marked reduction in injuries to community members was recorded, from 18 injuries in 2017 to six injuries in 2018. These injuries occurred when miners illegally invaded our tenements. All injured people were treated on the scene by the mine's medical emergency personnel before being taken to hospital for further treatment where necessary.

Security adopted an integrated approach, working with other sustainability disciplines, to enable effective management of the multifaceted challenges facing the operations. Implementation of the five-point security plan actively includes community involvement, focusing on regenerating and sustaining relationships with communities, public security, pertinent governmental agencies and security at sites, and is aimed ultimately at removing people from risk. The Voluntary Principles on Security and Human Rights (VPSHR) remain the key driver of our security management practices.

The Human Rights Working Group representatives at corporate, regional and operational levels continued with implementation of the Human Rights Framework across the Continental Africa region. The focus for 2018 remained on training and awareness, and ensuring the availability of adequate grievance mechanisms for all stakeholders and that human rights due diligence is included across our supply chain. Online human rights training was undertaken at all management levels and 47% have successfully completed training.

Employees and labour relations
The labour relations climate remained peaceful and stable during the year, despite some labour stoppages challenges. A three-day joint capacity-building workshop on how to build peaceful and sustainable working relationships was organised for the mine negotiating team (general management representatives and union leadership). This capacity-building forum resulted in the development of an agreed internal mediation framework that provides a mechanism for resolving disputes and restricts recourse to a third party.

In terms of training and development, efforts are underway by management to address compliance matters relating to protected jobs and expatriate employment legislation, and to continue promoting employment opportunities for local nationals and co-ordinated succession plans for identified local national employees.

REGIONAL REVIEWS CONTINUED
Continental Africa



In Siguiri, the 2018 wage negotiations were successfully conducted and finalised within 10 days in a spirit of mutual understanding and trust with the agreed outcome remaining within mandate.

In Mali, the mine labour relations climate continued to be influenced by the uncertainty relating to the Sadiola sulphides project. Negotiations relating to the phased retrenchments necessitated by restricted and suspended mining operations were successfully concluded and implemented. These were effective from 31 May 2018. The final agreement focused mainly on providing an additional social package, thereby helping to soften the social impact of the retrenchments. This agreement nullified any wage increases for 2018 and 2019. At Yatela, the retrenchment

process, as approved by the labour inspector in 2017, was concluded.

In Ghana, following commitment to develop a salary adjustment framework in 2017, Iduapriem successfully concluded a two-year salary adjustment framework with the Ghana Mineworkers Union in mid-2018. The industrial climate was very peaceful, and no adverse labour incidents were recorded during the year.

In Tanzania, towards the end of 2017, Geita management and the union concluded a compressed working week agreement for implementation in 2018.

This agreement was concluded alongside a full review of the two-year collective bargaining agreement. The next full review of the bargaining agreement is planned for October 2019.


Tanzania – Geita

Community development

In Tanzania, community development is one of the material issues to which we are committed. Our support at Geita was guided by the community investment procedure. In July 2017, the parliament of Tanzania amended the Mining Act, 2010, and introduced section 105 which describes the procedure for mineral right holders to prepare and execute their corporate social responsibility (CSR) plans.

At Siguiri, AngloGold Ashanti promotes local economic development through the Siguiri economic development programme (SEDP). The SEDP comprises agricultural, skills and enterprise development projects aimed at developing small businesses and employment opportunities for local communities. Current projects include horticulture, a cashew plantation, rice-paddy farming and fish farming as well as education- related and healthcare projects. More information on community development work can be found in the Siguiri <OP>.

At Obuasi, the AngloGold Ashanti Obuasi Mine Community Trust Fund endeavours to provide potable drinking water for communities within its operational area. The fund provided three mechanised boreholes for the three communities and a senior high school at a cost of $40,000. This project aims to increase access to drinking water, reduce the incidence of water-related diseases from unsafe drinking water sources within host communities and improve contact time

between students and teachers in class. The project received supervisory support from the Works Department of Obuasi Municipal Assembly, the Municipal Education Directorate and the school authorities. The boreholes are projected to benefit a population of about 11,000. Additionally in Obuasi, we also have school development programmes and provide healthcare assistance.

In Ghana, at Iduapriem during 2018, the mine initiated and implemented various developmental interventions in host communities to advance the Company's participation and contribution to sustainable long-term socio-economic development.

Continental Africa region: number of new cases of malaria

2015	2,244
2016	1,413
2017	1,683
2018	1,164

New cases of malaria down by

31%
2018: 1,164 (2017: 1,683)

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Continental Africa



One of the key programmes to support communities in the region is the malaria programme. A report from the outpatient department of Iduapriem's Sam Jonah Hospital indicated that malaria incidence among employees, registered dependants and contractors increased from about 250 confirmed cases in 2015, to 500 in 2016 and declined to 319 cases in 2018. This contributed to a doubling of absenteeism on the mine from 63 to 116 days. In the mine's host communities, available statistics show a high incidence of malaria and its effect on community health and people's quality of life. According to a community baseline survey conducted by the Khana group in 2016, malaria constitutes about 58% of household illnesses in host communities.

With the theme "End malaria for good in our communities," Iduapriem launched its malaria control programme in 2017. The overall goal is to contribute to a reduced malaria burden on the mine and in host communities by 75% by 2020 through integrated interventions including the distribution of long-lasting insecticidal nets, community sensitisation and training.

The programme covers employees, contractors, host communities and three senior high schools. In all, 6,947 insecticide-treated nets were distributed in 2018. An estimated 15,000 people within the Tarkwa-Nsuaem municipality benefit from this programme.

Only one occupational disease was diagnosed in the region. This was a noise-induced hearing loss case at Iduapriem in Ghana. The employee was provided with the necessary medical support and compensated in line with national labour regulations. No other occupational diseases were reported in the region in 2018.

In 2018, the region continued to focus on consolidation and customisation of the health strategy developed and reported on in 2017 and its associated three-year plan, to regional and operational priorities. This included alignments with the company-wide approach and health management objectives as well as increased efforts towards a risk-based approach. The objectives of the strategy were incorporated in operational health team plans to assist teams to be more proactive and focus preventative strategies at both occupational and community level, and to ensure availability and development of the required skills for priority risks.

Continental Africa has made significant strides in strengthening the preventative approach to workplace health risk, by identifying and assigning a regional occupational hygienist to oversee systems and ensure capacity development in occupational hygiene among nationals across the region. Six employees were identified and trained for formal certification in, firstly, the intermediate certificate and then in the advanced certificate

in occupational hygiene. This distance learning initiative is being conducted in collaboration with the University of the Witwatersrand in South Africa. The first three candidates have completed their intermediate certification and will progress to the advanced level training in 2019. Further efforts are underway to identify more candidates for this training. This is expected to not only improve capacity but to enhance focus on preventative workplace strategies so as to alleviate the current dependence on expatriates for occupational hygiene roles in the region.

The positive impacts of the community-based malaria programme continued to be seen at Geita with the recording of a significantly low incidence of malaria of 0.17% for employees and contractors affected by malaria in 2018. This community-based malaria control programme extends to Geita Town, where around 90% of employees, contractors and families reside. The programme is based on a private-public partnership model with government authorities, NGOs and academic institutions to ensure sustainability and alignment with national priorities.

The same model is used in Ghana, where malaria control activities continued in partnership with the Global Fund and the National Department of Health. AngloGold Ashanti was once again identified by the Ghana National Health department as a

principal recipient of indoor residual spraying activities for malaria control. AngloGold Ashanti Ghana was awarded $16 million to conduct malaria control activities in 14 districts, including Obuasi in the Ashanti region, and 45 prisons nationally for the period 2018 to 2020.

In 2018, the programme is estimated to have covered about one million structures, protecting just over 1.2 million people and creating just over 1,300 job opportunities in the communities involved.

Sadiola and Siguiri also continued with malaria control efforts, using spraying activities to target surrounding villages. While there was a 46% improvement in the incidence of malaria from 2017 to 2018 among employees and contractors in Siguiri, significant challenges remain in reaching those areas where most of the employees and their families reside. At Iduapriem, malaria incidence among employees and contractors continued to improve with the continued use of insecticide-treated nets at the workplace and within communities.

While the Ebola outbreak in the DRC did not affect any AngloGold Ashanti managed operations in 2018, Ebola continues to pose a risk in the country. All our mine sites have intensified their surveillance and preventative control efforts to mitigate this potential risk.

REGIONAL REVIEWS CONTINUED
Americas



The Americas region comprises three operations, featuring both open pit and underground mining – one in Argentina and two in Brazil. In addition, a brownfields project in Brazil and an active exploration programme are underway in Colombia.

Argentina

Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is the Company's sole operation in Argentina. Fomicruz, a state company, owns the remaining 7.5%. Located to the northwest of Puerto San Julián, in the province of Santa Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines. The metallurgical plant, which includes a cyanide recovery facility, has a daily capacity of 3,000t.

Brazil

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração), which is wholly owned, comprises two operational units located in the state of Minas Gerais, close to the city of Belo Horizonte:

- **The Cuiabá complex** comprises the Cuiabá and Lamego underground mines, and the Cuiabá and Queiroz plants. Cuiabá has been in operation for over 30 years while Lamego has been in operation for nine years. The Cuiabá mine has changed from cut-and-fill to sub-level stoping, increasing

the contribution from narrow-vein ore bodies to the mine's total production and improving rock-engineering controls (support, design and monitoring). Ore from the Cuiabá and Lamego mines is processed at the Cuiabá gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz plant for processing and refining. Total annual capacity of the complete Cuiabá circuit is 1.75Mt. The Queiroz hydrometallurgical plant also produces around 200,000t of sulphuric acid as a by-product, which is sold commercially in local Brazilian markets.

- **Córrego do Sítio**, in operation since 1989, consists of one open-pit mine and one underground mine. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The sub-level stoping mining method is used underground. The distance from the main underground mine (Mina I) to the metallurgical plant is around 15km. Combined annual plant capacity is 1.6Mt.

Gold production from both Cuiabá and Córrego do Sítio is refined at the Queiroz plant 141km from the Cuiabá gold plant.

Serra Grande, which is wholly owned, is located in central Brazil, in the state of Goiás, about 5km from the city of Crixás. It comprises three mechanised underground mines: Mina III, Mina Nova and Mina Palmeiras, and an open pit. One dedicated metallurgical plant, with an annual capacity of 1.5Mt, treats all ore mined.



Contribution to regional production

Argentina	36
Brazil	64



Contribution to group production

Americas	23
Rest of AngloGold Ashanti	77

LEGEND

1. **Argentina**
   Cerro Vanguardia (92.5%)
2. **Brazil**
   Serra Grande
3. AGA Mineração
4. **Colombia**
   Gramalote (51%)
   La Colosa
   Quebradona (94.876%)



Project
Operations

0   400km

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Americas



Key statistics

	Units	2018	2017	2016
Operational performance				
Tonnes treated/milled	Mt	6.8	7.5	7.0
Pay limit	oz/t	0.121	0.104	0.100
	g/t	4.142	3.576	3.421
Recovered grade	oz/t	0.103	0.102	0.106
	g/t	3.55	3.49	3.64
Gold production (attributable)	000oz	776	840	820
Silver production (attributable)	Moz	5.9	5.8	4.7
Total cash costs	$/oz	624	638	578
Total production costs	$/oz	875	973	909
All-in sustaining costs [1]	$/oz	855	943	875
Capital expenditure (100% basis)	$m	176	234	225
Productivity	oz/TEC	12.86	13.34	13.98
Safety				
Number of fatalities		1	0	1
AIFR	per million hours worked	3.97	3.29	3.96
People				
Average no. of employees: total [2]		7,973	8,511	8,126
– Permanent employees		5,755	5,888	5,653
– Contractors		2,218	2,623	2,473
Training and development expenditure (excluding Colombia)	$m	2	2	2

See footnotes overleaf

Production (including discontinued operations)
(attributable) (000oz)



2014	996
2015	948
2016	820
2017	840
2018	776

Productivity
(oz/TEC)



2014	14.38
2015	15.05
2016	13.98
2017	13.34
2018	12.86


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Americas



Key statistics (continued)

	Units	2018	2017	2016
Environment (excludes Colombia)				
Total water consumption	ML	7,813	8,283	8,067
Total water use per tonne treated	kL/t	1,114	1.071	1.115
Energy usage	PJ	4.13	4.23	3.94
Total energy usage per tonne treated	GJ/t	0.59	0.55	0.54
Total greenhouse gas (GHG) emissions	000t CO_2e	168	182	180
Total GHG emissions per tonne treated	t CO_2e/t	0.024	0.024	0.025
Cyanide used	t	2,305	2,704	2,333
No. of reportable environmental incidents		0	0	1
Total rehabilitation liabilities (includes Colombia):	$m	138	147	149
– restoration	$m	102	106	108
– decommissioning	$m	36	41	41
Community and government (includes Colombia)				
Community expenditure	$m	9	10	9
Total payments to government	$m	234	297	237
– Dividends	$m	6	9	6
– Taxation	$m	65	116	80
– Withholding tax (royalties, etc.)	$m	48	53	50
– Other indirect taxes and duties	$m	9	13	7
– Employee taxes and other contributions	$m	67	84	71
– Property tax	$m	2	2	3
– Other	$m	37	20	20

[1] Excludes stockpile write-offs.
[2] 100% basis and excluding Colombia and Denver regional office.



AIFR
(per million hours worked)

2014	3.79
2015	5.61
2016	3.96
2017	3.29
2018	3.97



Total cash costs and all-in sustaining costs
($/oz)

2014	676 / 974
2015	576 / 792
2016	578 / 875
2017	638 / 943
2018	624 / 855

■ ■ Total cash costs   ■ ■ All-in sustaining costs

REGIONAL REVIEWS CONTINUED
Americas



Operating performance

The Americas region produced 776,000oz at a total cash cost of $624/oz for the year ended 31 December 2018, compared to 840,000oz at a total cash cost of $638/oz for the previous year. The region's production decreased due to the lower contribution from Brazil, where production was negatively impacted by delays in development and infrastructure constraints at the Cuiabá complex. This was exacerbated by lower grades in the sulphide operation and excessive rainfall at the Córrego do Sítio complex, while Serra Grande experienced delays in receiving environmental deforestation and waste dump permits.

Full-year production at AGA Mineração in 2018 was impacted by the Cuiabá complex delays in development and infrastructure constraints. The Cuiabá complex was impacted by geotechnical factors at the access ramp to the high-grade ore body. During the last quarter of the year, operating performance improved as measures were taken to improve mine quality by improving stope availability, drilling and mine recoveries while ensuring compliance to plan.

At Córrego do Sítio, lower grades at the sulphide operation and excessive rainfall contributed to lower production. Production was also impacted by lower volumes placed on the heap leach, model changes and production stoppages due to the national driver strikes.

At Serra Grande, 2018 production was lower as less ore was mined following receipt of environmental deforestation and waste dump permits later than expected. All permits had been received by year end.

In Argentina, at Cerro Vanguardia, full-year output was maintained at the same level as 2017, producing 282,000oz at a total cash cost of $476/oz compared to 283,000oz at a total cash cost of $522/oz in 2017. Production was maintained, despite the lower underground grade, mainly because of the higher volumes mined and treated.

Costs

The all-in sustaining cost (AISC) was $855/oz in 2018, compared to $943/oz in 2017. Reduced costs were mainly due to lower sustaining capital expenditure, driven by a greater focus on capital management, and benefits derived from Operational Excellence initiatives.

In Brazil, the all-in sustaining cost declined year-on-year despite lower production volumes and inflationary pressures, which adversely impacted total cash costs. The 6% improvement in AISC was boosted by good results from the Operational Excellence initiatives and a favourable exchange rate. In Argentina, total cash costs fell mainly as a result of the weaker exchange rate following the devaluation of the Argentine peso against the US dollar as well as improved efficiencies.

These positive effects were partially weakened by rapidly rising inflation, which ended the year at 47%, mostly related to salary increments. Lower tonnes mined led to unfavourable stockpile movements. A lower average silver price for the year and lower volumes sold also affected costs negatively.

Several Operational Excellence initiatives were identified and implemented in the region during 2018. In Brazil as part of the Operational Excellence programme, all sites conducted a full review of operations to improve efficiencies and reduce costs. Labour Reform, an engagement process with stakeholders, created an opportunity to implement a fourth working shift at all mines in Brazil.

Combined with initiatives to optimise the work hand-over at shift change, productivity gains were generated on blasting cycles and development of main ramps and galleries. Operational Excellence initiatives also enhanced metallurgical performance and helped streamline capital expenditure.

The Operational Excellence initiatives at Cerro Vanguardia included underground development optimisation, cost reduction in material and services contracts, workforce recruitment freeze, nitrate and flocculant optimisation, cost reductions in mine drilling steel and cyclone pumps liners, and overhead restructuring.

In September 2018, the government of Argentina introduced the payment of export duties on exported goods. In terms of an existing tax stability agreement, Cerro Vanguardia is entitled to a refund of these export duties should the payments result in a higher total tax burden compared to the tax imposed by the tax stability agreement.


Brazil – Serra Grande

REGIONAL REVIEWS CONTINUED
Americas



Capital expenditure

In Brazil, good capital discipline was maintained with stay-in-business capital expenditure proactively managed lower year-on-year, supported by the more favourable exchange rate of the Brazilian real versus the US dollar. The Brazilian operations maintained their focus on Mineral Resource and Ore Reserve conversions with the main investment at all operations going into Ore Reserve development, to improve confidence levels and mine flexibility, in order to increase stope access.

Capital expenditure in Argentina was lower in 2018 than the previous year, mainly due to reduced Ore Reserve development from underground optimisation and the tailings dam investment made during 2017, which was not necessary in 2018. The lower level of capital expenditure was also partly attributable to the weakness in the Argentine peso against the US dollar in 2018.

Growth and improvement

Going forward, Brazil plans to increase gold production. Productivity is expected to improve with maximisation of the assets as a result of the Operational Excellence initiatives underway, particularly in the areas of exploration, Ore Reserve development, mining and metallurgy. Significant cost reductions contributed to returning the Mineral Resource and Ore Reserve to plan. During the development phase at Serra Grande, while building confidence

levels, conversion drilling works delivered results that were 55% better than planned (at 12,722m against 8,217m). In 2019, the Cuiabá complex is expected to improve production by accessing and mining the high-grade Serrotinho ore body. At Córrego do Sítio (CdS), higher development rates and production from underground mining, along with a new pushback at the open pit, are expected to lead to increased production. Drilling campaigns aimed at confirming ore sources are currently underway. Drill results will help support an improving production case in the medium term and extend the operating lives of the new open pit (CdS III) and of new underground mines at Mina II and the São Bento Deep ore bodies in the long term.

The Cuiabá complex is expected to normalise access to high-grade areas, creating positive conditions so as to adhere to production and development plans to provide flexibility and improve confidence levels. Córrego do Sítio will focus on bringing the new open-pit pushback into production.

Serra Grande has brought the Ingá ore body into production while work continues on exploring the potential of the Mangaba and Corpo IV ore bodies. The Palmeiras South mineral rights purchase negotiation was concluded in 2018, creating access to the new ore bodies.

Also at Serra Grande, the Santos Reis community resettlement activities have begun, which we plan to conclude during 2019, to be

able to work on the expansion of the open pit for increased production. Additionally, with the purchase negotiations concluded in December 2018, exploration work is expected to begin during the first half of the 2019 year in the high-potential Palmeiras South area.

AGA Mineração is expected to deliver improved grades in 2019, which should result in higher production, and Ore Reserve conversion is a clear near-term focus.

Production from the Serra Grande crown pillar is expected to lead to higher grades towards the end of the year but at lower throughput. The Palmeiras South licence is targeted for mid-2019.

In Argentina, Cerro Vanguardia has been in operation for 20 years. Going forward, grades from open pit mines are expected to be below the current levels, with a resultant decrease in production. Lower production will impact the all-in sustaining cost which is expected to average around $1,000/oz over the remaining life of mine. Further cost-saving initiatives and operational improvements are being analysed in order to maintain cost reductions to mitigate the lower production impact in 2019. Fleet replacement is planned for 2019, which will be made up of five trucks and one loader, to replace the current old 773-truck fleet. Once these are in commission, use of the new vehicles is expected to bring additional savings given lower maintenance and better operational efficiencies.



Colombia – Gramalote

REGIONAL REVIEWS CONTINUED
Americas



Sustainability performance
Safety and health

A new methodology for health, safety and environment management, based on a risk-assessment approach, was introduced for strategic projects during 2018 in the region. Branded as PGR-SMART, the new methodology is being implemented at all business units, with training at all sites. It has been designed with an accompanying road map to monitor adherence and opportunities for improvement. Learning and change management were addressed through various initiatives such as the safety-maturity level research conducted by Du Pont at Cuiabá and the Risk Management Training for Leadership, which applies the Queensland University's G-Mirm model. For contractor management, the new standard is implemented with training at all operations and top risk contractors are audited using the standard (before hiring and contract signing).

Environment

No environmental incidents were reported in 2018 (2017: 0). In Brazil, all licences critical to the operations were obtained despite the country having been through elections.

On 7 February 2019, regulatory authorities in Brazil's Minas Gerais state required the demobilisation at all tailings storage facilities (TSFs) constructed using the upstream design method. AngloGold Ashanti does not have any upstream TSFs in this state, but it does have one centreline facility at the Córrego do Sítio operation.

While the design of the Córrego do Sítio TSF has been confirmed as a centreline facility by the regulators, as a precautionary step, operations here were temporarily suspended following the unfortunate accident at Vale's iron ore mine in Minas Gerais in January 2019. We are in discussions with regulators in this regard and look forward to resuming operations at the TSF as soon as the regulators are satisfied that the design of the facility is suitable.

AngloGold Ashanti has a clear framework that sets principles, standards and guidelines for the construction, management and oversight of its TSFs. It is our obligation to ensure that our TSFs are stable, non-polluting and contained. We are guided in this by international practice, and conduct regular, detailed inspections by internal specialists and independent third-party experts. Monitoring and preventive maintenance is ongoing. Since implementation of legislation in 2015, AngloGold Ashanti has been reinforcing its tailings dam management programme plan in Brazil. Activities in 2018 included dam break simulations and other systems at all business units.

The Córrego do Sítio TSF supports production of about 95,000oz a year. The balance of 35,000oz of Córrego do Sítio's annual production comes from its heap leach pad, which is not affected by the TSF suspension. In the meantime, scheduled maintenance was conducted and mining at the site continues as we stockpile ore ahead of the plant, given that the Córrego do Sítio plant has processing headroom above what is normally mined.

Communitiy development

During the year, we continued to maintain constructive community relations, which reflects the community's goodwill and our good relations with this key stakeholder. We continue to focus on community engagements as a key strategic objective to maintain and strengthen our social licence at all our operations. In Brazil, social investment in communities prioritises projects focused on culture, social development, health, income generation for sustainable solutions. Major projects implemented in 2018 included:

- **Sustainable Partnerships Programme (public call for projects):** Social projects supported by the Company are selected by a committee, comprising AngloGold Ashanti, specialists in social projects and representatives of communities, in line with open and transparent management of social investments. In 2018, in support of this programme, an investment of more than BRL1.2m was made in 25 projects

- **Tax incentives:** In Brazil, specific laws allow the Company to invest a portion of income tax paid in projects approved by the federal government in areas such as culture, sport, children and youth, elderly and disabled people, as well as health (particularly oncology). AngloGold Ashanti invested around BRL6m in such initiatives in 2018, for the benefit of cities surrounding its operations

- **Volunteerism:** Established in 2004, the Holding Hands Programme has, to date, benefited more than 30,000 people through more than 140 activities (3,600 voluntary participators). The programme aims to encourage employees to become involved in and to contribute to social causes within local municipalities where the Company operates

- **Good Neighbourhood Programme:** The purpose of the initiative is to strengthen AngloGold Ashanti's relationship and dialogue with communities in Brazil, including regular meetings and publication of a printed newspaper. A toll-free hotline also receives grievances and complaints

IN MEMORIAM

Regrettably, there was a fatal accident at Cuiabá in Brazil when Mr Heber de Oliveira Temoteo was fatally injured following an electricity-related incident in January 2018. Our sincere condolences go to the families, colleagues, friends and communities of the deceased.

REGIONAL REVIEWS CONTINUED
Australasia

AngloGold Ashanti's operations in the Australia region, Sunrise Dam and Tropicana, are located in the north-eastern goldfields of the state of Western Australia.

Sunrise Dam, wholly-owned by AngloGold Ashanti, is located 220km north-east of Kalgoorlie and 55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the cessation of mining in the open pit in 2014. The owner-managed processing plant comprises conventional gravity and carbon-in-leach (CIL) circuits, with a flotation and fine grind circuit commissioned in mid-2018 to improve metallurgical recovery.

Tropicana, a joint venture between AngloGold Ashanti (70% and manager) and Independence Group NL (30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation poured first gold in September 2013. Tropicana is a large open pit operation with mining carried out by a contract mining company. The processing plant is owner-managed comprising conventional CIL technology and high-pressure grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.



Contribution to regional production

■ Sunrise Dam	46
■ Tropicana	54

Contribution to group production

■ Australasia	18
■ Rest of AngloGold Ashanti	82



Australia – Sunrise Dam



● Operation

0   1,000km

LEGEND

1 Sunrise Dam

2 Tropicana (70%)

REGIONAL REVIEWS CONTINUED

Australasia



Key statistics

	Units	2018	2017	2016
Operational performance				
Tonnes treated/milled	Mt	**9.5**	9.4	8.9
Pay limit	oz/t	**0.07**	0.06	0.06
	g/t	**2.10**	1.84	1.86
Recovered grade	oz/t	**0.065**	0.061	0.058
	g/t	**2.01**	1.89	1.82
Gold production (attributable)	000oz	**625**	559	520
Total cash costs	$/oz	**762**	743	793
Total production costs	$/oz	**1,010**	991	1,056
All-in sustaining costs (1)	$/oz	**1,038**	1,062	1,067
Capital expenditure (attributable)	$m	**156**	153	109
Productivity	oz/TEC	**49.55**	47.87	46.81
Safety				
Number of fatalities		**0**	0	0
AIFR	per million hours worked	**9.14**	8.53	9.49
People				
Average no. of employees: total		**1,051**	974	925
– Permanent employees		**238**	226	211
– Contractors		**813**	748	714
Training and development expenditure	$m	**1**	1	1

See footnotes overleaf





Production
(000oz)

2014 620
2015 560
2016 520
2017 559
2018 625

Productivity
(oz/TEC)

2014 62.00
2015 55.84
2016 46.81
2017 47.87
2018 49.55

REGIONAL REVIEWS CONTINUED
Australasia



Key statistics (continued)

	Units	2018	2017	2016
Environment				
Total water consumption	ML	7,734	6,783	7,577
Total water use per tonne treated	kL/t	0.653	0.581	0.691
Total energy usage	PJ	6.72	6.32	5.62
Total energy usage per tonne treated	GJ/t	0.57	0.54	0.51
Total GHG emissions	000t CO_2e	395	372	336
Total GHG emissions per tonne treated	t CO_2e/t	0.033	0.032	0.031
Cyanide used	t	4,119	4,011	4,696
No. of reportable environmental incidents		0	0	0
Total rehabilitation liabilities:	$m	89	88	71
– restoration	$m	55	54	42
– decommissioning	$m	34	34	29
Community and government				
Community expenditure	$m	0.7	0.7	0.6
Total payments to government	$m	83	74	84
– Taxation	$m	36	28	41
– Withholding tax (royalties, etc.)	$m	19	18	16
– Employee taxes and other contributions	$m	28	28	27

[1] *Excludes stockpile write-offs.*

AIFR
(per million hours worked)



Total cash costs and all-in sustaining costs
($/oz)



REGIONAL REVIEWS CONTINUED
Australasia



Operating performance

The region delivered a strong performance in 2018 producing 625,000oz, a 12% year-on-year increase in production, due to higher mill feed grades and higher mill throughput at Tropicana.

At Sunrise Dam, the focus continued to be on lifting the mined grade while maintaining an underground ore production rate of approximately 3Mtpa. Underground ore is the primary source of mill feed which is blended with low grade stockpiled ore to fill the 3.8Mtpa capacity processing plant. Higher mined grades in the first and fourth quarters contributed to a 21% increase in year-on-year production, offsetting delays in metallurgical recovery improvements that were anticipated from the Recovery Enhancement Project (REP). A structured optimisation programme in the processing plant was delivering positive results by year end and, along with a higher proportion of Vogue ore in the feed blend, is expected to increase recovery rates to REP feasibility study levels in 2019.

Production at Tropicana in 2018 increased by 5% due to higher mill feed grades and higher mill throughput. The second 6MW ball mill was commissioned ahead of schedule in November with full ramp-up achieved within a week. The additional ball mill is expected to lift annual throughput to 8.2Mtpa and, through a reduction in grind size, to improve baseline metallurgical gold recovery by up to 3% to

approximately 92%. The Long Island mining sequence was further optimised during 2018, with mining rates stabilising at approximately 95Mtpa. Grade streaming continued in 2018 with preferential processing of higher grade ore while low-to-medium grade ore was stockpiled. Mining during 2018 focused on the Havana South, Havana 3 and Tropicana 2 pits. It is anticipated that mining of the Tropicana pit will be completed in the first half in 2019, while mining will begin in the Boston Shaker open pit cutback 4 during the second half of the year.

Costs

All-in sustaining costs at $1,038/oz for the region were slightly lower than the previous year, largely due to higher production and a weaker Australian dollar, which offset higher mining costs. Several once-off capital projects were completed in 2018 with capital expenditure at Sunrise Dam, including construction of the REP, a multi-year extension of the tailings storage facility (TSF) and installation and commissioning of two 2MW primary ventilation fans, which were all completed by year end. Once-off capital expenditure at Tropicana included the construction and commissioning of the 6MW ball mill.

Growth and improvement

Late in 2018, the Tropicana joint venture partners committed to conducting a feasibility study into the development of an underground mine beneath the Boston Shaker pit after a prefeasibility study confirmed that underground mining was

technically and financially viable. Approval is expected in the first half of 2019 with development of a portal likely to start in mid-2019. Infill drilling was carried out during 2018 to convert the Inferred Mineral Resource to an Indicated Mineral Resource, enabling a maiden underground Ore Reserve to be declared. Boston Shaker mineralisation remains open along strike and at depth.

In 2019, the focus at Sunrise Dam will remain on targeting higher grade sections of the underground stopes, while maintaining the underground production rate at approximately 240,000 – 250,000 tonnes a month. The Vogue ore body will become the primary ore source in 2019, expected to account for approximately two thirds of underground ore production. The site is evaluating paste fill options to support production from wider sections of the large Vogue ore body.

The completion of capital projects, including the ventilation upgrades, during 2018 will contribute to improving the effective use of mining equipment and the reliability of the mine. The underground mine management system (UMMS) is expected to be commissioned during 2019, enabling real-time analysis of the mobile fleet to identify specific Operational Excellence projects that improve efficiency by optimising the effective time and performance quality metrics of the mining equipment. The UMMS will also enable remote surface control of services such as ventilation, power and dewatering.


Australia – Tropicana

REGIONAL REVIEWS CONTINUED
Australasia

The Sunrise Dam mineralised system remains open in all directions and at depth. During 2019, targets 1km to the south of the mine will be tested with deep diamond drilling in a programme partially funded by the Western Australian Government's Exploration Incentive Scheme.

During 2018, AngloGold Ashanti earned a 51% interest in the Butcher Well/Lake Carey exploration joint venture tenements, where there is potential for the discovery of an additional Ore Reserve for processing at Sunrise Dam, possibly displacing low-grade stockpiles currently being blended with underground ore.

AngloGold Ashanti Australia has the right to earn up to 70% interest from Saracen Mineral Holdings Ltd by spending up to A$25m on exploration in the tenements, which are located approximately 22km from Sunrise Dam. These tenements are part of the Butcher Well/Lake Carey exploration joint venture.

Sustainability performance
Safety and health
There were no fatalities in the region during the year, maintaining the mines' fatality-free performances since their inception. The all injury frequency rate was 9.14 (2017:8.53) per million hours worked. The deterioration was due to an increase in soft tissue injuries which are treated with on-sight physiotherapy following early detection. The incidence of more severe injuries remains low.

The Company's safety programmes, including safety leadership, hazard and risk management and incident investigation, continued to be held for managers and supervisors, with these competencies being embedded into day-to-day leadership and supervision in the region. The general Company safety training programme targets and schedules were met and exceeded in 2018.

Bow tie risk assessments were completed for fatigue, fitness for work, mental health and diesel emissions during 2018. Annual health risk assessments and health and hygiene management plans were completed for both operations.

Workplace health and safety (WHS) legislation in Western Australia is undergoing significant reform. The WHS Bill in draft at the end of 2018 will be based on the content and structure of the national model WHS Act and is anticipated to be debated in Parliament in 2019. There will be a set of general regulations and mining specific regulations. The act and regulations are currently scheduled for adoption as a total package in early 2020.

In 2017, Sunrise Dam volunteered and was selected as the research site for the Western Australian regulator and mining industry-funded study on nano-diesel particulates to better understand the potential health impact, as well as the potential impact of deeper underground mining. During 2018, research teams from Curtin University, the University



Australia – Sunrise Dam

of Western Australia and the ChemCentre undertook analysis and final report preparation. The report is expected to be released in 2019.

The project to research and trial fatigue monitoring tools continued at Tropicana during the year. Several CAT trucks were fitted with Caterpillar driver safety systems (camera recognition) to monitor operators, with information sent to a central control. Capital has been approved to fit the rest of the open-pit mining truck fleet and some other heavy mobile equipment with this technology in 2019.

Sunrise Dam was the first mine in Australia, and the first AngloGold Ashanti mine, to achieve

ISO 45001:2018 certification, the leading certification standard for occupational health and safety (previously known as OHSAS 18001). The new ISO 45001 standard uses a high-level structure consistent with other ISO management system standards such as ISO 9001 and ISO 14001, both of which have undergone updates in the past couple of years.

Employees and labour relations
The Australasia region's tailored Fairness@ AGAA programme, which uses the Company's values as a guide to leadership behaviour, continued to be rolled out for new employees and employees of major contractors. This programme incorporates hands-on exercises and real-life case studies to help participants

REGIONAL REVIEWS CONTINUED
Australasia



understand unlawful discrimination, harassment and workplace bullying. These concepts are explained in terms of current legislation as well as the Australasia region's fairness in employment policy and grievance process. The programme is aligned with best practice in relation to Australian equal employment opportunity legislation.

Complementing this training is the two-day Supervision@AGAA programme for new managers. These programmes form part of a comprehensive framework focused on leadership and accountability.

We continue to support the Women in Mining of Western Australia mentoring programme, with employees participating both as mentors and mentees. Woman account for 19% of the workforce in the region.

Community development
We are actively involved in communities across the Western Australian goldfields, from Laverton to Kalgoorlie-Boulder and beyond, including remote Aboriginal communities such as Tjuntjuntjara. The Company supports education, youth, community development and health programmes and local training, along with offering employment and business participation opportunities.

Environment
Environmental management and compliance
The region completed 2018 with no environmental incidents. Both Sunrise Dam and Tropicana achieved environmental certification under the new ISO 14001:2015, following audits conducted by Bureau Veritas in 2018.

Both mines have maintained certification under the International Cyanide Management Code. The Department of Mines conducted an environmental compliance inspection at Sunrise Dam in 2018 finding that the site was compliant with its environmental commitments.

In 2018, both sites made submissions for approval of key environmental amendments to increase operational flexibility. Tropicana applied for amendments to its three existing approvals in preparation for the proposed Boston Shaker underground mining project. These submissions sought variations under the National Environment Protection and Biodiversity Conservation Act, a Section 45c application under the Western Australia Environment Protection Act to adjust the site's Prescribed Premises Licence and a Mining Proposal Application to authorise underground mining and backfilling of open pits.

Climate change
Sunrise Dam and Tropicana fulfilled the 2018 reporting obligations under the annual National Greenhouse and Energy Reporting scheme (NGER), which forms part of a single national framework for reporting and disseminating company information about greenhouse gas emissions, energy production, energy consumption and other information specified under NGER legislation.

Water
All groundwater monitoring at Sunrise Dam has been undertaken in accordance with AS/NZS 5667. The groundwater monitoring programme primarily focuses on achieving the requirements of the Environmental Protection Act licence and the site's licences to take water. Additional monitoring for site operational requirements and ad-hoc environmental monitoring is also undertaken as required. Results from groundwater monitoring across Sunrise Dam remained within historic ranges.



Australia – Sunrise Dam

REGIONAL REVIEWS CONTINUED
Australasia

At Tropicana, the risk caused by hypersaline water mounding below the TSF continues to be monitored and, during 2018, additional recovery bores were drilled and equipped to increase recovery rates and control rising water levels. A water balance model is being developed to more accurately model the dynamics of the system.

The Kamikaze borefield at Tropicana was expanded during the year and additional bores will be installed in 2019 following studies which determined that the aquifer was more substantial than originally modelled. There would be significant benefits to the operation should higher volumes of lower salinity water be drawn from the more proximate Kamikaze borefield. The improved water quality results in lower reagent consumption and lower operating costs.

> Both mines reported below their respective emissions baselines and received a "not in an excess emissions position" judgement from the Clean Energy Regulator.

Biodiversity

The Great Victoria Desert Biodiversity Trust (GVDBT) continued to make progress with the adaptive management partnership (AMP), which represents a co-ordinated approach to implementing adaptive management in the Great Victoria Desert, combining the philosophies and tools of landscape-scale management and collective action. The AMP will provide an 'umbrella' to co-ordinate activities, integrate science and action, and provide a monitoring and evaluation framework. Several funded projects in the Great Victoria Desert continued in 2018.

The independent GVDBT was created by the Tropicana joint venture as part of its offset strategy for the mine under the Federal Environmental Protection and Conservation Act 1999.

Integrated closure planning

The Australian government's Senate inquiry into the Rehabilitation of Mining and Resources Projects in relation to Australia's Commonwealth responsibilities was released on 28 November 2018. The report does not contain anything specific that would have direct impact on the Australian operations.

Tropicana's mine closure plan, submitted to the regulator in 2017, was approved in October 2018. The site is required to submit its next update in 2022. Sunrise Dam's closure plan was updated and submitted to the regulator for approval in 2018.


Australia – Tropicana

REGIONAL REVIEWS CONTINUED
South Africa

Our South Africa region has undergone extensive restructuring to ensure its long-term sustainability

Following this restructuring and the sale of assets, AngloGold Ashanti's South African operations currently are:

West Wits

- **Mponeng**, the world's deepest gold mine and our flagship South African operation is in the West Wits mining district south-west of Johannesburg, on the border between Gauteng and North West Province. Mponeng exploits the Ventersdorp Contact Reef (VCR) via a twin-shaft system at depths of between 2,800m and 3,400m below surface. Ore is treated and smelted at the mine's gold plant.

Surface Operations

- **Surface Operations** encompasses those surface facilities in the West Wits area and in the former Vaal River area, which process and extract gold from marginal ore dumps and tailings storage facilities. Surface Operations also includes Mine Waste Solutions (MWS), which operates independently, processing slurry material reclaimed hydraulically from various tailings storage facilities. Backfill is produced as a by-product, for use as mining support in mined out areas underground.

Restructuring of the South Africa region

The sales of the Kopanang and Moab Khotsong mines, in two separate transactions, were concluded on 28 February 2018. Following these sales, which included the Nuclear Fuels Corporation of South Africa (Nufcor), uranium is no longer produced. TauTona (including its Savuka section) in the West Wits area had been placed on orderly closure following the cessation of mining in September 2017.

Contribution to regional production
(excluding technology)



West Wits	55
Vaal River*	10
Surface Operations	35

* For the first two months of the year

Contribution to group production



South Africa	14
Rest of AngloGold Ashanti	86



Operation

0   400km

MAP LEGEND

1 **West Wits** / Mponeng

2 **Surface Operations** / Mine Waste Solutions and other surface treatment facilities in the West Wits and Vaal River areas

3 **Vaal River** / Kopanang and Moab Khotsong were sold on 28 February 2018

REGIONAL REVIEWS CONTINUED
South Africa



Key statistics

	Units	2018	2017	2016
Operational performance				
Tonnes treated/milled	Mt	34.9	38.9	39.6
Pay limit [1]	oz/t	0.44	0.43	0.37
	g/t	16.11	15.97	13.81
Recovered grade [1]	oz/t	0.219	0.202	0.219
	g/t	6.82	6.93	7.51
Gold production	000oz	487	903	967
Total cash costs	$/oz	1,033	1,085	896
Total production costs	$/oz	1,187	1,247	1,089
All-in sustaining costs [2]	$/oz	1,178	1,245	1,081
Capital expenditure	$m	73	150	182
Productivity	oz/TEC	4.45	3.57	3.56
Safety				
Number of fatalities		2	7	6
AIFR	per million hours worked	10.25	12.68	12.02
People				
Average no. of employees: total		18,803	26,245	28,507
– Permanent employees		17,049	22,738	25,205
– Contractors		1,754	3,507	3,302
Training and development expenditure	$m	11	28	29

See footnotes overleaf



Production
(000oz)

2014	1,223
2015	1,004
2016	967
2017	903
2018	487



Productivity
(oz/TEC)

2014	4.40
2015	3.74
2016	3.56
2017	3.57
2018	4.45



REGIONAL REVIEWS CONTINUED
South Africa



Key statistics (continued)

	Units	2018	2017	2016
Environment				
Total water consumption	ML	**14,770**	20,503	23,161
Total water use per tonne treated	kL/t	**0.423**	0.527	0.586
Total energy usage	PJ	**4.13**	10.05	10.54
Total energy usage per tonne treated	GJ/t	**0.15**	0.26	0.27
Total GHG emissions	000t CO_2e	**1,332**	2,733	2,864
Total GHG emissions per tonne treated	t CO_2e/t	**0.038**	0.070	0.073
Cyanide used	t	**11,842**	10,122	9,672
No. of reportable environmental incidents		**1**	1	0
Total rehabilitation liabilities:	$m	**76**	119	95
– restoration	$m	**13**	18	15
– decommissioning	$m	**63**	101	80
Community and government				
Community expenditure [3]	$m	**5**	6	5
Payments to government	$m	**91**	118	106
– Taxation	$m	**–**	–	–
– Withholding tax (royalties, etc.)	$m	**2**	5	5
– Employee taxes and other contributions	$m	**83**	105	93
– Property tax	$m	**3**	3	4
– Other (includes skills development)	$m	**3**	5	4

[1] Refers to underground operations only.
[2] Excludes stockpile write-offs.
[3] Includes corporate social investment expenditure.

AIFR
(per million hours worked)



2014	11.85
2015	10.81
2016	12.02
2017	12.68
2018	10.25

Total cash costs and all-in sustaining costs
($/oz)



2014	849 / 1,064
2015	881 / 1,088
2016	896 / 1,081
2017	1,085 / 1,245
2018	1,033 / 1,178

Total cash costs ■ All-in sustaining costs

REGIONAL REVIEWS CONTINUED
South Africa



Operating performance
Production
The South Africa region's operations produced 487,000oz at a total cash cost of $1,033/oz in 2018 compared to 903,000oz at a total cash cost of $1,085/oz the previous year. The decrease in production reflects, firstly, the reduction in the number of mines in the region with Kopanang and Moab Khotsong contributing for only two months of the year, following their sales on 28 February 2018. Secondly, following TauTona (including Savuka) being placed on orderly closure, there was no production from that mine in 2018.

Production from retained operations, that is excluding those assets sold and undergoing orderly closure, was 436,000oz (up 2% year-on-year).

At MWS, 2018 production was 103,000oz at a total cash cost of $812/oz. Given current market conditions and the decision in the first half of 2018 to change its processing strategy, MWS will focus solely on gold recovery in future. The uranium plant has thus ceased operating. A strategic decision was also made to treat reduced higher-grade volumes from the sulphur paydam to ensure responsible reclamation and to facilitate future rehabilitation.

Consequently, MWS remained cash positive despite the 5% year-on-year decline in production. Production was mainly impacted by lower recoveries as a result of carbon management challenges experienced during the third quarter of 2018, which improved

toward the end of 2018. Tonnages were also impacted by unplanned stoppages owing to inclement weather and associated power outages. Approximately 167 hours of power failures were experienced in December alone.

We engaged with Eskom management, the public power utility, and a protocol was agreed to create flexibility during inclement weather.

Following the sale of the Mispah and West Gold plants in February 2018, production from the hard-rock dumps was lower compared to 2017. The yield contribution from the West Wits surface sources was also down year-on-year due to the higher proportion of reclamation from the Savuka marginal ore dumps and tailings storage facilities (TSFs). Accordingly, mining strategies were changed during the third quarter of 2018 and feed grades are beginning to improve.

Costs
The region's all-in-sustaining cost of $1,178/oz was 5% lower year-on-year. The reduction in costs is in line with our strategy to ensure that the South African operations are safely returned to profitability while mitigating job losses.

Cost management efforts continue in earnest, aimed at ensuring that both on- and off-mine cost structures are appropriately resized for the smaller production base. Efforts will continue in 2019 to realise further cost reductions within the off-mine cost structures. Focus has shifted to reducing legacy costs, and the streamlining of systems and work processes to right-size

the cost base to the smaller footprint and drive further operational efficiencies through improved productivity. In addition, as part of Mponeng's safe production strategy to increase face time, a new shift arrangement was agreed with the South African unions. The new shifts were successfully implemented on 12 November 2018 and are expected to help improve productivity. Costs are expected to benefit from improved mining practices and the new shift arrangement.

Growth and improvement
At MWS, the AachenTM high-shear reactor technology for the refractory portion of the feedstock was commissioned in October 2018 and is expected to assist in improving recoveries.

The planned Kareerand TSF expansion project is undergoing a feasibility study. The technical review is scheduled for the first half of 2019. This project is aimed at facilitating the continued operation of MWS and the associated retreatment of the Vaal River TSFs beyond 2040.

Phase 1 of the Mponeng project:
Raiseboring of the reef pass from 123 level to 126 level was completed during 2018 and construction of the tip and control chute began in December 2018. Installation of additional support to consolidate the hanging wall and side walls of the pump chamber and substation will follow in the second half of 2019. The production ramp up on 123 and 126 levels will continue during 2019.


South Africa – Mponeng

REGIONAL REVIEWS CONTINUED
South Africa



In April, a fatal accident at 126 level impacted Ore Reserve development (ORD) and certain construction activities. As a result, the production ramp up was delayed allowing for implementation of the enhanced support strategy in geologically affected areas.

Construction of water management infrastructure is currently behind schedule with the piping installation still outstanding. Construction of ore-handling infrastructure has been completed. ORD at 126 level also encountered areas with higher geological complexity, which required additional secondary support, slowing advance rates.

Phase 2 of the mine life extension project has been put on hold due to capital constraints and to allow for the completion of a feasibility study in 2019. Although this is a long-term project, sufficient development has been completed to ensure a life of mine (LOM) of approximately eight years.

The technology and innovation project remains on hold, in line with the accelerated placement of TauTona into orderly closure. However, work continues to establish the site for the high-strength backfill plant at Mponeng. Delays were encountered in the development of the excavation and it is estimated that plant construction will begin in the first half of 2019.

Capital expenditure
Capital expenditure in the South Africa region was mainly on the Mponeng project. Total capital expenditure of $73m was 51% lower

year-on-year due to the sale of assets early in the year. Phase 1 of the Mponeng project is nearing completion and is on budget. The project is expected to be completed during the second quarter of 2019. Remaining items include completion of water management infrastructure, sealing the dam and installing additional support in the pump and substation chambers on 127 level. Raiseboring of the ventilation hole, from 116 level to decline 3, is also underway and is expected to increase ventilation capacity for 126 level.

The feasibility study for the LOM extension project was subject to a technical review in June 2018. A further study covering five areas with potential to improve the business case of the project will be concluded during the second quarter of 2019.

Sustainability performance
People
The South Africa region embarked on the "Setting the South African region up for a Sustainable Future" initiative as a strategic decision to secure a sustainable future for the South African operations. The initiative was aimed at:

- optimising operational LOM
- increasing focus on responsible mine closure
- reducing Surface Operations' footprint
- continuing environmental restoration and rehabilitation post mining activities

In support of this, the Employee Transition Framework (ETF) was adopted. This framework integrates policies, procedures and practices to guide optimal application of human resource management in a rapidly evolving business and social environment.

During the year, we embarked on a constructive approach to engagement with all our stakeholders, including employees, in South Africa regarding various matters relating to the restructuring and the 2018 wage negotiations. We began 2018 in South Africa with the completion of the asset sales and by year-end had successfully transformed the South Africa region into a smaller, more

focused, profitable business. The restructuring included a Section 189 process that involved facilitation by the Commission for Conciliation, Mediation and Arbitration (CCMA) of the formal downscaling. The facilitation process, which was highly participative involving collaborative efforts between unions and company management, successfully managed to keep the number of forced retrenchments to a minimum. The process was aimed at striking a balance between preserving local jobs and rightsizing overhead structures for the smaller production base. Forced retrenchments were mitigated – from a total of 2,000 initially anticipated to 72 people.


South Africa – Agricultural project

REGIONAL REVIEWS CONTINUED
South Africa



Restructuring and the sale of non-core assets

A focus of the radical restructuring of the South African region was the sale of non-core assets, which involved a series of transactions to either close or sell – specifically the chemical laboratories and the rail transport network – and to outsource medical services at West Wits, a process which included buy-in from the unions and employees in the South African region. However, the provision of occupational health and primary health services to the retained business in Vaal River will be provided by Laboransan Occupational Health Services from 2019. The West Vaal hospital in Orkney is being managed by West Vaal Phodiclinic.

At West Wits, medical services have been outsourced to Life Occupational Health/Employee Health Solutions (Life EHS), which began providing these services to Mponeng and the other operations at West Wits from 1 December 2018. Life EHS will initially provide services from two existing facilities, namely the occupational health centre and Mponeng medical station while building renovations are being completed at the new Mponeng medical centre.

This was achieved through offers of voluntary severance packages and the sale of some of the mines and non-core assets, which helped to preserve jobs through the transfer of ownership.

As gold mining in South Africa involves narrow, hard-rock ore bodies with high silica quartz content at great depth, it is associated with the risk of silicosis, occupational tuberculosis (TB) and noise-induced hearing loss. Consequently, a high-level assessment (covering contributory causes, consequences and critical controls) of health risks in the South Africa region has been incorporated into the Company's "health risk architecture".

On 17 September 2018, AngloGold Ashanti signed a three-year wage agreement with all unions – the Association of Mineworkers and Construction Union (AMCU), which represents 48.9% of AngloGold Ashanti's workforce in South Africa; Solidarity, which represents 3.7%; UASA, which represents 9.4%; and the National Union of Mineworkers (NUM), which represents 32.8%. The wage agreement, effective from 1 July 2018, covered wage increases for three years as well as a new shift arrangement to be implemented at Mponeng. The new shift arrangements were implemented on 12 November 2018 and management of the change risk is in place. All employees in the South Africa region are covered by the wage agreement, including employees not affiliated to any trade union who fall into the worker categories outlined in the agreement.

The new shift arrangement forms part of Mponeng's safe production strategy to ensure safe workplaces and practices. It will allow for planned work cycle activities to be realised, resulting in improved safe production levels. It is also expected to contribute to improved face time and operational efficiency. The agreement is seen as being an important step in the process to improve productivity and employee remuneration – particularly those at the entry level – while providing certainty for three years.

Safety and health

Safety is AngloGold Ashanti's first value, premised on the fundamental principle that the safety of our people is integral to our business. The region's "Safe Production" strategy is critical in maintaining a safe work environment. We continue to strive for zero harm. The all-injury frequency rate (AIFR), the broadest measure of workplace safety, improved to 10.25 per million hours worked in 2018, from 12.68 in 2017.

Seismic risk in South Africa remains high due to challenging operating conditions. Work in this area continues and is periodically reported to and gets oversight from the Social, Ethics and Sustainability Committee and board.

The high-potential incidents (HPIs), a leading indicator for low-frequency, high-consequence events, continue to pose a risk for our operations. Although trending down, the continued occurrence of these incidents is an indication that residual operational risk profiles remain high with consequent vulnerability.

During the year, we saw 74% fewer HPIs compared to 2017, down to 20 (2017: 77).

Mponeng's Safe Production strategy is underway, defined by "a new way of work" and the implementation of various initiatives culminating from the Mponeng 2018 safety summit. The new shift arrangement allows for substantially increased face time, the completion of planned work cycle activities and improved safe production levels. Encouraging signs are evident with buy-in from all concerned, although it is early days.

IN MEMORIAM

Regrettably, in 2018, we lost two colleagues in separate fatal accidents. At Moab Khotsong, Sikheto Mathebula was fatally injured in a tramming incident in February and, at Mponeng, Palo James Machini, a mechanical loader operator, was fatally injured in a seismic fall of ground in April during mechanical cleaning operations on 126 level.

We extend our sincere condolences to the families, colleagues, friends and communities of the deceased.

REGIONAL REVIEWS CONTINUED
South Africa

Key principles and drivers of the Safe Production strategy are:

- holistic, integrated work planning

- promoting a culture of planning in all business processes

- managing all logistical constraints and the provision of resources

- implementation of work (mine) cycles and adequate face time to execute work safely (revised shift arrangements)

- risk-based in all spheres (understand, reduce and manage)

- line-owned

- purpose-driven

- unambiguous accountability to lowest level

- aligned with AngloGold Ashanti's strategy and guidelines

- compliance as a minimum requirement

- management of seismicity remains a critical element at Mponeng and mitigation measures are continuously instituted to reduce the seismic risk at all mining fronts

Occupational diseases in the South Africa region

Given the nature of ultra-deep, hard-rock, labour-intensive gold mining, the industry faces a variety of health challenges and workplace risks that are compounded by certain diseases prevalent in southern Africa, including occupational lung disease and HIV/Aids. A high-level assessment (covering contributory causes, consequences and critical controls) of health risks in the South Africa region has been incorporated into the Company's "health risk architecture". The all occupational diseases frequency rate (AODFR) for the region is marginally up at 12.84 per million hours worked in the four quarters ended September 2018 (compared to 12.39 in 2017), driven by marginally rising annual rates of silicosis and noise-induced hearing loss (NIHL), and dysbarism/barotrauma.

The AODFR includes silicosis, occupational TB, NIHL, barotrauma (pressure-related injury to the middle ear following rapid descent/ascent in deep-level mines) and all heat-related illnesses. In all, a 41% year-on-year reduction to 458 cases of occupational disease was reported in the four quarters to 2018 (2017:778):

- 66 cases of NIHL

- 121 of occupational TB

- 39 of heat illness

- 162 of barotrauma

- 70 of silicosis


South Africa – TB screening

New cases of HIV and TB in the South Africa region have declined by some 70% over 12 years. Much of this sustained success can be attributed to integrated health programmes across the business, including effective screening, diagnosis and treatment programmes, improved dust suppression on the mines, effective housing and accommodation strategies with a drive to family accommodation and private rooms, and a declining dependency on migrant labour.

New cases of HIV (laboratory confirmed cases) have declined from 4.7% in 2005 to 1.1% in 2018, and new TB cases have declined from 3.02% in 2005 to 0.8% in 2018. Incidence rates for these two diseases, which are inextricably linked, have shown sustained and encouraging improvements over 12 years. While new TB and HIV rates continue to decline, sick absenteeism rates remain high at 5.4%, driven by the burden of chronic diseases, including hypertension, diabetes and obesity.

Silicosis litigation

On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993, does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, No. 78 of 1973, (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including class actions and individual claims.

REGIONAL REVIEWS CONTINUED
South Africa



↓ **1** www.silicosissettlement.co.za
↓ **2** www.oldcollab.co.za/

In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company Limited and Sibanye Gold Limited formed an industry working group on OLD (OLD Working Group) to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes African Rainbow Minerals (ARM).

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited, Harmony Gold Mining Company Limited, DRDGOLD Limited, Randgold and Exploration Company Limited, and Sibanye Gold Limited, were served with a consolidated class action application on 21 August 2013. On 13 May 2016, the South Gauteng High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class.

On 3 June 2016, AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal (SCA). On 13 September 2016, the SCA granted the mining companies leave to appeal the entire High Court ruling to the SCA. On 10 January 2018, in response to a postponement request from all parties involved in the appeal due to the advanced stage of settlement negotiations, the Registrar of the SCA postponed the hearing date until further notice.

Settlement of the consolidated class action litigation was reached on 3 May 2018, after three years of extensive negotiations between the OLD Working Group companies and the lawyers of the claimants. On 13 December 2018, the High Court issued a Court order setting out the process of how members of the settling classes and any interested parties can object to the proposed settlement.

In the coming months, the High Court is scheduled to hold a hearing during which the Court will consider arguments by the parties to the settlement as well as arguments by other interested parties who are granted leave by the Court to participate, including parties filing objections to the proposed settlement. The purpose of this second hearing is to determine the fairness and reasonableness of the settlement.

If the settlement is approved by the Court and all its other conditions are met, a trust (Tshiamiso Trust) will be established and will exist for a minimum of 13 years. Eligible claimants will be able to seek specified payment from the Tshiamiso Trust and the amount of monetary compensation will vary depending on the nature and degree of the disease. As of 31 December 2018, AngloGold Ashanti has recorded a provision of $63 million to cover the estimated settlement costs and related expenditure of the silicosis litigation.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material.

For more details on the process, see websites **1** **2**.

Parallel to this class action settlement, the OLD Working Group continues in earnest to assist the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD). These institutions are government departments responsible for certification and compensation of mineworkers with OLD and are tasked with ensuring effective administration of responsibilities in terms of the Occupational Diseases in Mines and Works Act (ODMWA).



South Africa – Mponeng

REGIONAL REVIEWS CONTINUED
South Africa

Environment

After a rainfall event that exceeded 100mm in less than 24hrs, Vaal River's Bokkamp pollution control dam overflowed, releasing an estimated volume of 1,000m³ that reached the Vaal River. Water quality analysis was undertaken of the release and from downstream in the river. Although the results from the point of release indicated that some of the International Finance Corporation's effluent water quality standards had been exceeded, no detrimental environmental impacts were detected in the Vaal River itself. In addition to the internal analysis, the Department of Water and Sanitation was notified of the incident.

Contributing to communities

AngloGold Ashanti continues to support sustainable socio-economic development initiatives, including alternative livelihood creation in host and labour-sending communities of South Africa. This is often in the face of various challenges. At the AmaMpondo aseMalangeni agricultural project in the AmaMpondo Kingdom, the 2018 agricultural production season was marred by community conflicts. AngloGold Ashanti has since considered increasing the level of technical and governance support provided. An amount of R13.2m was allocated to the 2018-2019 production season in partnership with Farmsol.

During 2018, two pioneering agricultural projects were launched and handed over to the respective co-operatives in the host communities of Matlosana and Merafong. The Matlosana and Wedela agricultural projects are included in our social and labour plan commitments to be implemented over a three-year period. The revitalised Masakhisane Enterprise Development Fund continues to support local business development projects by disbursing interest-free loans to small, medium and micro enterprises (SMMEs). During 2018, the fund disbursed a total of 36 interest-free loans at a value of R13.39m, assisting business initiatives in the Matlosana and Merafong communities.


South Africa – Agricultural project



FIVE-YEAR STATISTICS BY OPERATION

Operational, financial and sustainability statistics

Production metrics

	Attributable tonnes treated/milled (Mt)				
	2018	**2017**	**2016**	**2015**	**2014**
Continental Africa	**27.3**	28.0	27.6	27.2	29.9
DRC					
Kibali (45%)	**3.7**	3.4	3.3	3.1	2.5
Ghana					
Iduapriem	**5.3**	5.1	5.1	4.7	4.9
Obuasi [1]	**–**	–	–	1.0	2.2
Guinea					
Siguiri (85%)	**8.9**	9.9	10.3	10.0	10.1
Mali					
Morila (40%)	**2.0**	2.2	1.5	1.2	1.3
Sadiola (41%)	**2.1**	2.1	2.0	2.1	2.1
Yatela (40%) [2]					0.9
Namibia					
Navachab [3]					0.7
Tanzania					
Geita	**5.3**	5.4	5.4	5.2	5.2
Americas	**6.8**	7.5	7.0	7.0	6.8
Argentina					
Cerro Vanguardia (92.5%)	**2.7**	3.1	2.9	3.1	3.0
Brazil					
AGA Mineração	**3.0**	3.0	2.8	2.6	2.5
Serra Grande	**1.1**	1.4	1.3	1.3	1.3

See footnotes overleaf

FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Production metrics (continued)

	Attributable tonnes treated/milled (Mt)				
	2018	2017	2016	2015	2014
Australasia	9.5	9.4	8.9	8.2	7.8
Australia					
Sunrise Dam	4.0	4.0	4.0	3.9	3.8
Tropicana (70%)	5.5	5.4	4.8	4.3	4.0
South Africa	34.9	38.9	39.6	36.8	38.4
Vaal River					
Great Noligwa [4]					0.4
Kopanang [5]	0.1	0.6	0.6	0.7	0.8
Moab Khotsong [5]	0.1	1.1	1.0	0.9	0.7
West Wits					
Mponeng	1.2	1.0	1.1	0.8	1.1
TauTona (including Savuka) [6]		0.4	0.6	0.8	0.9
Surface Operations					
Surface Operations [7]	33.5	35.8	36.4	33.6	34.5
Continuing operations – total	78.5	83.8	83.1	79.1	82.9
Discontinued operations					
Cripple Creek & Victor [8]				11.3	19.3
AngloGold Ashanti – total	78.5	83.8	83.1	90.4	102.2

[1] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.

[2] Yatela in closure from 2015, now being considered for a share purchase agreement.

[3] Sold effective 30 June 2014.

[4] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[5] Sold effective 28 February 2018.

[6] TauTona placed into orderly closure during the September 2017 quarter.

[7] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[8] Sold effective 3 August 2015.



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Production metrics (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2018	2017	2016	2015	2014	**2018**	2017	2016	2015	2014
Continental Africa						**1,512**	1,453	1,321	1,435	1,597
DRC										
Kibali (45%)	**3.06**	2.44	2.49	2.93	2.95	**363**	268	264	289	237
Ghana										
Iduapriem	**1.47**	1.40	1.30	1.27	1.13	**254**	228	214	193	177
Obuasi [1]	**–**	–	–	1.47	4.67	**–**	3	3	53	243
Guinea										
Siguiri (85%)	**0.85**	1.01	0.79	0.80	0.89	**242**	324	259	255	290
Mali										
Morila (40%)	**0.48**	0.40	0.45	1.24	1.06	**30**	28	22	49	44
Sadiola (41%)	**0.87**	0.96	1.09	1.04	1.28	**59**	63	70	69	85
Yatela (40%) [2]					0.59					11
Namibia										
Navachab [3]					1.44					33
Tanzania										
Geita	**3.28**	3.13	2.74	3.18	2.86	**564**	539	489	527	477
Americas						**776**	840	820	831	785
Argentina										
Cerro Vanguardia (92.5%)	**6.49**	7.50	7.45	6.88	6.08	**282**	283	281	278	246
Brazil										
AGA Mineração	**4.21**	4.97	5.31	5.63	5.65	**364**	424	407	421	403
Serra Grande	**3.55**	2.95	3.17	3.27	3.28	**130**	133	132	132	136

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Production metrics (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Australasia						**625**	559	520	560	620
Australia										
Sunrise Dam	**2.73**	2.02	1.98	1.97	2.13	**289**	238	228	216	262
Tropicana (70%)	**1.91**	1.87	1.87	2.48	2.78	**336**	321	292	344	358
South Africa						**487**	903	967	1,004	1,223
Vaal River										
Great Noligwa [4]					6.44					78
Kopanang [5]	**5.88**	4.68	5.09	5.43	5.55	**12**	91	91	117	140
Moab Khotsong [5]	**8.23**	8.15	9.05	8.50	11.04	**39**	294	280	254	234
West Wits										
Mponeng	**8.19**	7.33	7.90	8.44	8.99	**265**	224	254	219	313
TauTona (including Savuka) [6]		6.56	7.59	8.46	8.21		91	146	209	232
Surface Operations										
Surface Operations [7]	**0.16**	0.17	0.16	0.18	0.20	**171**	192	186	193	223
Technology										
Technology							11	10	12	3
Continuing operations – total						**3,400**	3,755	3,628	3,830	4,225
Discontinued operations										
Cripple Creek & Victor [8]				0.35	0.32				117	211
AngloGold Ashanti – total						**3,400**	3,755	3,628	3,947	4,436

[1] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.

[2] Yatela in closure from 2015, now being considered for a share purchase agreement.

[3] Sold effective 30 June 2014.

[4] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[5] Sold effective 28 February 2018.

[6] TauTona placed into orderly closure during the September 2017 quarter.

[7] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[8] Sold effective 3 August 2015.


FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Productivity (oz/TEC)

	2018	2017	2016	2015	2014
Continental Africa	**20.70**	23.01	20.70	20.61	14.36
DRC					
Kibali (45%)	**26.40**	56.49	63.86	72.34	68.50
Ghana					
Iduapriem	**19.43**	18.34	17.36	16.32	20.14
Obuasi [1]	**–**	–	–	5.76	6.10
Guinea					
Siguiri (85%)	**17.50**	21.69	15.40	14.59	15.64
Mali					
Morila (40%)	**9.80**	15.76	10.19	15.98	10.13
Sadiola (41%)	**16.66**	12.62	13.97	13.46	14.23
Yatela (40%) [2]					10.73
Namibia					
Navachab [3]					6.97
Tanzania					
Geita	**21.84**	22.65	20.94	27.78	19.50
Americas	**12.86**	13.34	13.98	15.05	14.38
Argentina					
Cerro Vanguardia (92.5%)	**20.63**	20.97	22.05	22.82	21.14
Brazil					
AGA Mineração	**10.60**	11.66	12.36	13.58	13.03
Serra Grande	**10.50**	10.13	10.13	10.97	11.32

See footnotes overleaf

FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Productivity (oz/TEC) (continued)

	2018	2017	2016	2015	2014
Australasia	49.55	47.87	46.81	55.84	62.00
Australia					
Sunrise Dam	41.83	40.58	44.96	45.09	58.29
Tropicana (70%)	58.91	55.20	48.36	65.69	65.03
South Africa	4.45	3.57	3.56	3.74	4.40
Vaal River					
Great Noligwa [4]					2.69
Kopanang [5]	1.67	1.97	1.82	2.41	2.68
Moab Khotsong [5]	3.36	4.22	3.82	3.44	4.74
West Wits					
Mponeng	4.03	3.66	4.02	3.48	4.74
TauTona (including Savuka) [6]		1.92	2.49	3.70	4.17
Surface Operations					
Surface Operations [7]	7.83	7.60	7.82	8.12	8.95
Continuing operations – total	13.31	9.66	8.97	9.50	9.30
Discontinued operations					
Cripple Creek & Victor [8]				29.63	33.33

[1] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.

[2] Yatela in closure from 2015, being considered for a share purchase agreement.

[3] Sold effective 30 June 2014.

[4] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[5] Sold effective 28 February 2018.

[6] TauTona placed into orderly closure during the September 2017 quarter.

[7] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[8] Sold effective 3 August 2015.



38%

Annual improvement in group productivity in 2018

Annual group productivity
(oz/TEC)

2014	9.30
2015	9.50
2016	8.97
2017	9.66
2018	13.31


FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Costs

	Total cash costs ($/oz produced)					All-in sustaining costs [9] ($/oz sold)				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Continental Africa	773	720	717	678	783	904	953	904	815	968
DRC										
Kibali (45%)	600	784	740	609	578	752	1,090	893	642	588
Ghana										
Iduapriem	804	823	908	995	865	977	1,033	950	1,020	1,020
Obuasi [1]			167	966	1,086			440	1,185	1,374
Guinea										
Siguiri (85%)	844	725	784	827	799	930	796	915	965	917
Mali										
Morila (40%)	1,145	974	1,123	698	1,162	1,321	1,218	1,337	815	1,298
Sadiola (41%)	938	900	991	818	1,028	990	1,019	1,066	886	1,133
Yatela (40%) [2]					1,438					1,795
Namibia										
Navachab [3]					752					719
Tanzania										
Geita	804	608	530	480	599	940	941	844	717	890
Americas	624	638	578	576	676	855	943	875	792	974
Argentina										
Cerro Vanguardia (92.5%)	476	522	563	625	692	652	772	773	873	938
Brazil										
AGA Mineração	723	671	562	518	644	973	1,006	893	712	966
Serra Grande	660	764	634	635	748	945	1,103	1,020	861	1,062

See footnotes overleaf

FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Costs (continued)

	Total cash costs ($/oz produced)					All-in sustaining costs [9] ($/oz sold)				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Australasia	762	743	793	702	804	1,038	1,062	1,067	875	986
Australia										
Sunrise Dam	920	919	926	970	1,105	1,223	1,203	1,080	1,110	1,214
Tropicana (70%)	594	564	630	492	545	843	885	970	671	752
South Africa	1,033	1,085	896	881	849	1,178	1,245	1,081	1,088	1,064
Vaal River										
Great Noligwa [4]					1,074					1,185
Kopanang [5]	2,002	1,534	1,324	1,014	1,023	2,115	1,593	1,555	1,226	1,256
Moab Khotsong [5]	1,083	779	729	798	685	1,247	938	884	1,018	903
West Wits										
Mponeng	977	1,014	779	874	746	1,177	1,259	1,011	1,170	981
TauTona (including Savuka) [6]		2,044	1,148	883	882		2,242	1,345	1,044	1,059
Surface Operations										
Surface Operations [7]	1,030	969	899	912	941	1,094	1,045	1,004	1,006	1,153
Continuing operations – total	773	792	744	712	785	976	1,054	986	910	1,020
Discontinued operations										
Cripple Creek & Victor [8]				894	829				1,030	1,147

[1] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.

[2] Yatela in closure from 2015, now being considered for a share purchase agreement.   .

[3] Sold effective 30 June 2014.

[4] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[5] Sold effective 28 February 2018.

[6] TauTona placed into orderly closure during the September 2017 quarter.

[7] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[8] Sold effective 3 August 2015. Numbers have been included to the date of disposal.

[9] Excludes stockpile write-offs.



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Capital expenditure ($m)

	2018	2017	2016	2015	2014
Continental Africa	**313**	409	291	315	454
DRC					
Kibali (45%)	64	110	92	124	179
Ghana					
Iduapriem	43	51	8	15	21
Obuasi [(1)]	48	–	6	23	82
Guinea					
Siguiri (85%)	82	70	50	25	26
Mali					
Morila (40%)	2	2	1	6	6
Sadiola (41%)	1	7	7	2	6
Namibia					
Navachab [(2)]					1
Tanzania					
Geita	59	157	119	116	129
Other and non-controlling interests	14	12	8	4	4
Americas	176	234	225	196	225
Argentina					
Cerro Vanguardia (92.5%)	33	54	55	62	54
Brazil					
AGA Mineração	96	136	122	89	127
Serra Grande	35	38	43	33	38
Other and non-controlling interests	12	6	5	12	6

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Capital expenditure ($m) (continued)

	2018	2017	2016	2015	2014
Australasia	**156**	153	109	78	91
Australia					
Sunrise Dam	**79**	62	32	29	31
Tropicana (70%)	**76**	91	77	48	59
Other	**1**	–	–	1	1
South Africa	**73**	150	182	206	264
Vaal River					
Great Noligwa [3]					7
Kopanang [4]	**–**	8	16	21	26
Moab Khotsong [4]	**7**	42	42	47	45
West Wits					
Mponeng	**54**	72	76	85	97
TauTona (including Savuka) [5]		13	25	28	35
Surface Operations					
Surface Operations [6]	**12**	12	17	17	46
Technology					
Technology	**–**	3	6	8	8
Other	**3**	7	4	4	6
Continuing operations – total	**721**	953	811	799	1,040
Discontinued operations					
Cripple Creek & Victor [7]				58	169
Sub-total	**721**	953	811	857	1,209
Equity-accounted investments	**(69)**	(123)	(100)	(131)	(191)
AngloGold Ashanti – total	**652**	830	711	726	1,018

[1] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.

[2] Sold effective 30 June 2014.

[3] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[4] Sold effective 28 February 2018.

[5] TauTona placed into orderly closure during the September 2017 quarter.

[6] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[7] Sold effective 3 August 2015.



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Average number of employees (permanent and contractor employees)

	2018	2017	2016	2015	2014
Continental Africa	**14,833**	13,593	12,691	11,942	16,070
DRC					
Kibali (45%)	**2,497**	2,428	2,180	2,061	2,245
Ghana					
Iduapriem	**1,733**	1,598	1,576	1,565	1,352
Obuasi [1]	**1,321**	1,066	766	856	3,541
Guinea					
Siguiri (85%)	**3,869**	3,353	3,509	3,445	3,494
Mali					
Morila (40%)	**411**	305	324	389	500
Sadiola (41%)	**435**	592	588	585	654
Yatela (40%) [2]					226
Namibia					
Navachab [3]					793
Tanzania					
Geita	**4,567**	4,251	3,748	3,041	3,265
Americas	**7,973**	8,511	8,126	7,679	7,441
Argentina					
Cerro Vanguardia (92.5%)	**1,775**	2,001	1,877	1,687	1,640
Brazil					
AGA Mineração	**4,736**	4,932	4,662	4,546	4,398
Serra Grande	**1,462**	1,578	1,587	1,446	1,403

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Average number of employees (permanent and contractor employees) (continued)

	2018	2017	2016	2015	2014
Australasia	**1,051**	974	925	836	832
Australia					
Sunrise Dam	**576**	489	422	400	374
Tropicana (70%)	**475**	485	503	436	458
South Africa	**18,803**	26,245	28,507	28,325	29,511
Vaal River					
Great Noligwa [4]					2,207
Kopanang [5]	**3,525**	3,879	4,055	4,052	4,424
Moab Khotsong [5]	**6,092**	6,143	6,310	6,469	4,573
West Wits					
Mponeng	**5,400**	5,962	6,105	6,249	6,737
TauTona (including Savuka) [6]	**228**	3,822	4,723	4,656	4,712
Surface Operations					
Surface Operations [7]	**2,290**	3,161	3,140	2,929	3,058
Other	**1,268**	3,278	4,174	3,970	3,800
Other, including corporate and non-gold producing subsidiaries	**1,589**	2,157	2,400	2,731	3,056
Continuing operations	**44,249**	51,480	52,649	51,513	56,910
Discontinued operations					
Cripple Creek & Victor [8]				753	1,147
AngloGold Ashanti – total	**44,249**	51,480	52,649	52,266	58,057

[1] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance, pending the start of the redevelopment project. In June 2018, the Parliament of Ghana ratified the regulatory and fiscal agreements that cover the redevelopment of the mine and the Environmental Protection Agency issued the environmental permits for the mine.

[2] Yatela in closure from 2015, now being considered for a share purchase agreement.

[3] Sold effective 30 June 2014. Employee numbers have been included to the date of disposal.

[4] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.

[5] Sold effective 28 February 2018. Employee numbers have been included to the date of disposal.

[6] TauTona placed into orderly closure during the September 2017 quarter.

[7] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

[8] Sold effective 3 August 2015. Employee numbers have been included to the date of disposal.



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Safety

	All injury frequency rate [1]					Number of fatalities				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Continental Africa	0.49	0.39	0.51	0.50	1.56	0	0	0	1	0
DRC										
Mongbwalu					1.98					0
Ghana										
Iduapriem	0.75	0.39	0.42	0.00	1.06	0	0	0	0	0
Obuasi [2]	0.62	–	0.30	1.28	3.01	0	0	0	1	0
Guinea										
Siguiri	0.22	0.13	0.13	0.13	0.39	0	0	0	0	0
Mali										
Sadiola	0.29	1.25	1.56	0.51	0.50	0	0	0	0	0
Yatela		–	2.34	0.95	0.00		0	0	0	0
Namibia										
Navachab [3]					6.39					0
Tanzania										
Geita	0.60	0.43	0.39	0.47	0.51	0	0	0	0	0
Americas	3.97	3.29	3.96	5.61	3.79	1	0	1	1	2
Argentina										
Cerro Vanguardia	0.76	1.77	2.39	1.63	1.40	0	0	0	0	0
Brazil										
AGA Mineração	5.05	3.48	3.46	5.51	4.22	1	0	1	1	2
Serra Grande	5.93	5.49	8.05	9.49	4.53	0	0	0	0	0
Colombia	0.77	1.26	2.56	1.64	0.32	0	0	0	0	0
United States										
Cripple Creek & Victor				19.47	9.54				0	0

See footnotes overleaf


FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Safety (continued)

	All injury frequency rate [1]					Number of fatalities				
	2018	2017	2016	2015	2014	**2018**	2017	2016	2015	2014
Australasia	**9.14**	8.53	9.49	8.56	10.73	**0**	0	0	0	0
Australia										
Sunrise Dam	**11.52**	12.10	8.24	11.59	12.54	**0**	0	0	0	0
Tropicana	**7.34**	6.11	10.87	6.80	9.96	**0**	0	0	0	0
South Africa	**10.25**	12.68	12.02	10.81	11.85	**2**	7	6	9	4
Vaal River										
Great Noligwa [4]					15.44					0
Kopanang [5]	**18.90**	20.99	21.37	17.50	13.56	**0**	2	1	1	1
Moab Khotsong [5]	**13.44**	15.55	12.58	13.54	18.62	**1**	1	0	2	0
West Wits										
Mponeng	**17.12**	18.88	15.77	13.37	16.33	**1**	4	1	3	3
TauTona (including Savuka) [6]	**0.00**	12.79	17.97	11.88	12.60	**0**	0	4	1	0
Surface Operations										
Surface Operations [7]	**4.63**	4.21	5.63	5.14	5.42	**0**	0	0	1	0
Other						**0**	0	0	1	0
Greenfields exploration	**3.50**	2.24	2.52	7.96	3.57	**0**	0	0	0	0
AngloGold Ashanti – total	**4.81**	7.49	7.71	7.18	[8] 7.36	**3**	7	7	11	6

[1] Per million hours worked.
[2] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance.
[3] Sold effective 30 June 2014.
[4] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
[5] Sold effective 28 February 2018. Safety numbers have been included to the date of disposal.
[6] TauTona placed into orderly closure during the September 2017 quarter.
[7] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
[8] The all injury frequency rate for the group adjusted for the earthquake impact was 7.15.



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Environmental performance [1]

	Energy usage (PJ)					Water usage (ML)				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Continental Africa	9.32	9.17	8.46	[5] 8.41	[5] 9.47	15,575	16,651	11,911	16,931	17,582
Ghana										
Iduapriem	1.56	1.46	1.02	0.89	0.62	1,636	2,137	936	750	342
Obuasi [2]	0.26	0.26	0.30	0.56	1.46	–	–	–	3,129	3,696
Guinea										
Siguiri	2.29	2.40	2.58	[5] 2.50	[5] 2.36	6,027	6,349	3,395	5,145	5,375
Mali										
Sadiola	1.31	1.55	1.40	1.40	1.59	4,201	3,476	3,940	4,625	4,051
Yatela		–	0.10	0.12	0.24	–	–	4	33	17
Namibia										
Navachab [3]										
Tanzania										
Geita	3.90	3.49	3.07	2.93	3.21	3,711	4,689	3,637	3,249	4,101
Americas	4.13	4.23	3.94	4.86	6.04	7,813	8,283	8,067	10,839	12,170
Argentina										
Cerro Vanguardia	1.87	1.90	1.76	1.69	1.71	1,596	1,487	1,152	1,121	1,079
Brazil										
AGA Mineração	1.72	1.77	1.64	1.53	1.48	4,717	5,292	5,292	5,959	6,233
Serra Grande	0.54	0.56	0.54	0.48	0.48	1,500	1,504	1,623	1,507	1,921
United States										
Cripple Creek & Victor [6]				1.16	2.37				2,252	2,937

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Environmental performance [1] (continued)

	Energy usage (PJ)					Water usage (ML)				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Australasia	6.72	6.32	5.62	5.14	5.52	7,734	6,783	7,577	6,648	6,749
Australia										
Sunrise Dam	2.49	2.18	2.03	1.97	2.29	1,808	1,115	1,779	1,772	1,866
Tropicana [4]	4.23	4.14	3.59	3.17	3.23	5,926	5,668	5,798	4,876	4,883
South Africa	4.13	10.05	10.54	10.65	11.31	14,770	20,503	23,161	25,182	27,219
Vaal River [5]	1.20	4.61	4.87	4.89	5.31	4,507	10,813	12,275	13,259	13,402
West Wits [5]	3.10	4.61	4.93	5.03	5.24	3,256	3,688	4,411	3,949	2,626
Mine Waste Solutions	0.83	0.83	0.74	0.73	0.76	7,007	6,002	6,475	7,974	11,191
AngloGold Ashanti – total	25.31	29.76	28.55	29.06	32.34	45,892	52,219	50,716	59,601	63,721

[1] *Refer to the <SDR> for definitions of these environmental indicators.*
[2] *Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was placed on care and maintenance.*
[3] *Sold effective 30 June 2014.*
[4] *Excludes pre-production water use at Tropicana.*
[5] *These include consumption by Surface Operations' facilities located in these areas.*
[6] *Sold effective 3 August 2015.*



Colombia – Gramalote


FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Environmental performance [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Continental Africa	**676**	666	682	694	824	**1**	2	0	2	4
Ghana										
Iduapriem	**134**	124	108	95	74	**0**	0	0	0	0
Obuasi [2]	**31**	36	41	79	198	**0**	2	0	2	1
Guinea										
Siguiri	**156**	163	194	189	178	**1**	0	0	0	0
Mali										
Sadiola	**89**	106	104	104	118	**0**	0	0	0	0
Yatela		–	7	9	18	**0**	0	0	0	0
Namibia										
Navachab [3]										0
Tanzania										
Geita	**266**	238	228	218	238	**0**	0	0	0	3
Americas	**168**	182	180	375	449	**0**	0	1	1	0
Argentina										
Cerro Vanguardia	**102**	106	120	115	118	**0**	0	0	0	0
Brazil										
AGA Mineração	**45**	52	41	41	36	**0**	0	1	1	0
Serra Grande	**21**	24	19	15	14	**0**	0	0	0	0
United States										
Cripple Creek & Victor [5]				204	281				0	0

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Environmental performance [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2018	2017	2016	2015	2014	**2018**	2017	2016	2015	2014
Australasia	**395**	372	336	336	359	**0**	0	0	0	0
Australia										
Sunrise Dam	**140**	122	113	116	135	**0**	0	0	0	0
Tropicana	**255**	250	223	220	224	**0**	0	0	0	0
South Africa	**1,332**	2,733	2,864	2,756	2,981	**1**	1	0	1	1
Vaal River [4]	**317**	1,242	1,282	1,232	1,360	**0**	0	0	1	0
West Wits [4]	**805**	1,290	1,375	1,331	1,420	**0**	0	0	0	0
Mine Waste Solutions	**210**	201	207	193	201	**1**	1	0	0	1
AngloGold Ashanti – total	**2,571**	3,953	4,062	4,162	4,613	**2**	3	1	4	5

[1] *Refer to the* **<SDR>** *for definitions of these environmental indicators.*
[2] *Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.*
[3] *Sold effective 30 June 2014.*
[4] *These include consumption by Surface Operations' facilities located in these areas.*
[5] *Sold effective 3 August 2015.*



Australia – Tropicana



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Social performance [1]

Community investment ($000)	2018	2017	2016	2015	2014
Continental Africa	**8,121**	9,025	7,562	6,008	3,933
Ghana					
Iduapriem	**198**	415	202	134	148
Obuasi	**122**	120	60	204	208
Guinea					
Siguiri (85%)	**2,474**	890	1,706	501	220
Mali					
Morila (40%)	**142**	47	10	42	81
Sadiola (41%) and Yatela (40%)	**442**	455	449	241	175
Namibia					
Navachab [2]					44
Tanzania					
Geita	**4,119**	6,331	4,176	3,757	1,973
DRC					
Kibali (45%) [3]	**624**	768	959	1,129	654
Mongbwalu (86.22%)					430
Americas	**9,407**	9,834	9,016	4,159	3,659
Argentina					
Cerro Vanguardia (92.5%)	**7,745**	8,885	5,814	712	1,223
Brazil					
AGA Mineração	**1,209**	377	1,758	1,574	712
Serra Grande	**322**	114	383	142	153
Colombia	**128**	451	1,053	1,154	993
United States					
Cripple Creek & Victor/Denver office		7	8	577	578

See footnotes overleaf

FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics

Social performance [1] (continued)

Community investment ($000)	2018	2017	2016	2015	2014
Australasia	742	684	552	344	247
Australia					
Sunrise Dam	742	684	552	344	247
Tropicana [3]	–	–	–	–	–
South Africa [4]	5,186	5,971	4,584	6,288	8,073
Sub-total	23,456	25,515	21,715	16,799	15,912
Equity-accounted investments	(1,207)	(1,460)	(1,559)	(1,571)	(1,113)
AngloGold Ashanti – total	22,249	24,055	20,156	15,228	14,799

[1] *Refer to the <SDR> for the definition of this social indicator.*

[2] *Sold effective 30 June 2014.*

[3] *Kibali and Tropicana began production in the fourth quarter of 2013.*

[4] *Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment.*


Tanzania – Geita water supply project

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY

Our Mineral Resource and Ore Reserve portfolio, our natural capital input, is essential to the successful growth of our business. By discovering, developing and exploiting viable ore bodies sustainably and cost efficiently, AngloGold Ashanti is able to create long-term value. Improving the quality of this natural capital, enhances our ability to create value.

In particular, responsible management of our Ore Reserve and Mineral Resource, together with our exploration programme and planning, are vital in optimising and maximising the operating lives of our portfolio. In so doing AngloGold Ashanti ensures that it is able to deliver on its strategic objectives, namely, to maintain long-term optionality and improve the quality of our portfolio. See also <Exploration – planning for the future> in this report.

Currently, management of our Ore Reserve is focused on ensuring that it is maintained and grows, and that depletion is replaced. We do this through managed production, organic growth, and ensuring optionality and flexibility in our asset portfolio, which are all aimed at extending and maximising the operating lives of our assets.

AngloGold Ashanti continuously strives to actively create value by growing its major asset – our Mineral Resource and Ore Reserve. This drive is supported by active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.

MINERAL RESOURCE AND ORE RESERVE STATEMENT

AngloGold Ashanti's Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code, 2016 edition), and also conform with the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition).

The Mineral Resource includes Ore Reserve component unless otherwise stated. In complying with revisions to the SAMREC code the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes during the year were material to the overall valuation of the Company. AngloGold Ashanti has therefore resolved not to provide the detailed reporting as defined in Table 1 of the code, apart from the maiden Ore Reserve declaration for Quebradona. As in previous years, we will continue to provide the high level of detail necessary to comply with our commitment to transparency and the requirements of the code.

Relevant strategic objectives:



Maintain long-term optionality



Improving portfolio quality

Ensuring a viable Mineral Resource pipeline will enable AngloGold Ashanti to deliver value-adding growth over the long term


South Africa – Mponeng

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

PRICE ASSUMPTIONS

The SAMREC code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages.

Gold price

The following local prices of gold were used as the basis for estimation:

| | Gold price | Local prices of gold | | | |
| | | South Africa | Australia | Brazil | Argentina |
	US$/oz	ZAR/kg	AUD/oz	BRL/oz	ARS/oz
2018 Ore Reserve	1,100	501,150	1,509	3,565	45,443
2017 Ore Reserve	1,100	512,059	1,491	3,573	17,898
2018 Mineral Resource	1,400	563,331	1,778	4,501	51,564
2017 Mineral Resource	1,400	601,870	1,824	4,492	21,242

Copper price

The following copper prices were used as the basis for estimation:

| | Copper price |
	US$/lb
2018 Ore Reserve	2.65
2018 Mineral Resource	3.30
2017 Mineral Resource	3.16

Note: For all tables in this section, rounding of numbers may result in computational discrepancies.


Mali – Sadiola

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

MINERAL RESOURCE

Gold

The AngloGold Ashanti Mineral Resource reduced from 208.2Moz in December 2017 to 184.5Moz in December 2018. This gross annual decrease of 23.7Moz includes depletion of 4.0Moz and the disposal of assets of 20.1Moz. The balance of 0.4Moz results from increases due to exploration and modelling of 4.5Moz and other factors of 1.0Moz, and reductions due to revised geotechnical design requirements of 4.0Moz and changes in cost of 0.2Moz. The Mineral Resource was estimated at a gold price of $1,400/oz (2017: $1,400/oz).

Gold: Mineral Resource		Moz
Mineral Resource as at 31 December 2017		**208.2**
Disposals	Moab Khotsong	(16.2)
	Kopanang	(3.0)
	Vaal River Surface	(0.9)
	Sub total	188.1
Depletions		(4.0)
	Sub total	184.1
Additions		
AGA Mineração	Increase due to exploration and modelling revisions	0.6
Kibali	Exploration success resulted in the increase in Mineral Resource	0.6
Cerro Vanguardia	Increase due to a combination of reduced costs and revised estimation methodology	0.5
Other	Additions of less than 0.5Moz	2.3
	Sub total	188.1
Reductions		
Mponeng	Key reasons for the reduction were the removal of the TauTona shaft pillars and increased costs. The reduction was countered in part by drilling success	(3.5)
Other	Reductions less than 0.5Moz	(0.1)
Mineral Resource as at 31 December 2018		**184.5**

Gold: year-on-year changes in Mineral Resource



Total (attributable)



Australia – Sunrise Dam

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

Copper

The AngloGold Ashanti copper Mineral Resource reduced from 3.63Mt (8,000Mlbs) in December 2017 to 3.61Mt (7,954Mlbs) in December 2018. This gross annual decrease of 0.02Mt includes a reduction due to methodology of 0.09Mt offset by a change in ownership of 0.05Mt and other factors which resulted in an increase of 0.02Mt. The Mineral Resource was estimated at a copper price of $3.30/lb (2017: $3.16/lb).

Copper: Mineral Resource	Mt	Mlb
Mineral Resource as at 31 December 2017	3.63	8,000
Reductions		
Quebradona	(0.02)	(46)
Mineral Resource as at 31 December 2018	3.61	7,954

Copper: year-on-year changes in Mineral Resource



ORE RESERVE

Gold

The AngloGold Ashanti Ore Reserve reduced from 49.5Moz in December 2017 to 44.1Moz in December 2018. This gross annual decrease of 5.4Moz includes depletion of 3.6Moz. The loss after depletions of 1.8Moz, results from the disposal of assets in the South African region of 6.1Moz, additions due to exploration and modelling changes of 4.3Moz, whilst other factors resulted in a 0.1Moz addition and changes in economic assumptions resulted in a 0.1Moz reduction. The Ore Reserve was estimated using a gold price of $1,100/oz (2017: $1,100/oz).

Gold: Ore Reserve		Moz
Ore Reserve as at 31 December 2017		49.5
Disposals	Moab Khotsong	(4.8)
	Kopanang	(0.3)
	Vaal River Surface	(0.9)
	Sub total	43.5
Depletions		(3.6)
	Sub total	39.9
Additions		
Quebradona	Initial Ore Reserve publication post successful conclusion of prefeasibility study	2.2
Geita	Additions primarily due to exploration success on underground targets at Star and Comet and Nyankanga	0.5
Cerro Vanguardia	Reduced cost and exploration success	0.4
Sunrise Dam	Increase due to exploration success	0.3
Other	Additions less than 0.3Moz	1.1
	Sub total	44.4
Reductions		
Other	Reductions less than 0.3Moz	(0.3)
Ore Reserve as at 31 December 2018		44.1

Gold: year-on-year changes in Ore Reserve



MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

Copper

The maiden AngloGold Ashanti Ore Reserve for copper of 1.26Mt (2,769Mlbs) is based on exploration success and completion of the prefeasibility study at Quebradona. This Ore Reserve was estimated at a copper price of $2.65/lb.

Copper: Ore Reserve	Mt	Mlb
Ore Reserve as at 31 December 2017	0.00	0
Additions		
Quebradona Exploration success and completion of prefeasibility study	1.26	2,769
Ore Reserve as at 31 December 2018	1.26	2,769

Copper: year-on-year changes in Mineral Resource



Total (attributable)

SALE OF ASSETS

AngloGold Ashanti sold various assets in the Vaal River area of its South Africa region. The sales processes were finalised on 28 February 2018. On conclusion of the sales and after depletions for that period of 2018, the final Mineral Resource and Ore Reserve at the time of the sale were as follows:

Operation	Category	Moz
Kopanang	Mineral Resource	3.00
	Ore Reserve	0.35
Moab Khotsong	Mineral Resource	16.20
	Ore Reserve	4.83
Surface Operations	Mineral Resource	0.87
	Ore Reserve	0.87

BY-PRODUCTS

Several by-products are recovered from the processing of the Ore Reserve for gold and are expected from that for copper. For 2018, these included: 0.37Mt of sulphur from Brazil, 32.68Moz of silver from Argentina and 23.58Moz of silver from Colombia.

CORPORATE GOVERNANCE

AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the Company's Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the Company's goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the CEO.

For more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Ore Reserve estimates. The following operations were subject to an external review during 2018, in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:

• Mineral Resource and Ore Reserve at Iduapriem

• Mineral Resource and Ore Reserve at Sunrise Dam

• Mineral Resource and Ore Reserve at Cerro Vanguardia

• Mineral Resource and Ore Reserve at Serra Grande

• Mineral Resource and Ore Reserve at Quebradona

The external reviews were conducted by Pivot Mining Consultants Pty (Ltd), AMC Consultants Pty Ltd, Golder Associates Pty Ltd, Ausenco Engineering Canada Inc. and Optiro Pty Ltd respectively. Certificates of sign-off have been received from the companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC and JORC codes.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. No significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the US Sarbanes-Oxley Act of 2002.

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

reconciliation of our Mineral Resource and Ore Reserve that supports various regulatory reporting requirements including the SEC and the JSE under SAMREC. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at each operation to the Company's RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

COMPETENT PERSONS

The information in this report relating to exploration results, the Mineral Resource and the Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC or JORC codes. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila where we have joint ventures managed by other companies, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking.

The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and it has been confirmed that the Ore Reserve for each is covered by the required mining permits or that there exists a realistic expectation that these permits will be issued. This is detailed in the <R&R>. The Competent Persons consent to the inclusion of Exploration Results, and Mineral Resource and Ore Reserve information in this report, in the form and context in which they appear.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 31 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti. He may be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of our Mineral Resource and Ore Reserve and backup detail is provided in the <R&R>, which is available at www.aga-reports.com and on the Company's website, www.anglogoldashanti.com **1** .


Ghana – Iduapriem exploration

1 www.anglogoldashanti.com/investors/annual-reports/

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

GOLD – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

As at 31 December 2018	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Continental Africa	Measured	42.17	2.04	85.94	2.76
	Indicated	469.94	2.57	1,209.71	38.89
	Inferred	202.51	3.43	695.30	22.35
	Total	714.62	2.79	1,990.95	64.01
Americas	Measured	30.33	5.12	155.29	4.99
	Indicated	1,204.13	0.91	1,095.22	35.21
	Inferred	657.33	0.82	536.86	17.26
	Total	1,891.79	0.94	1,787.38	57.47
Australasia	Measured	59.03	1.48	87.32	2.81
	Indicated	90.51	1.98	179.38	5.77
	Inferred	29.79	2.77	82.52	2.65
	Total	179.34	1.95	349.22	11.23
South Africa	Measured	113.47	1.49	168.68	5.42
	Indicated	614.07	1.91	1,170.36	37.63
	Inferred	29.10	9.35	271.96	8.74
	Total	756.64	2.13	1,611.00	51.79
AngloGold Ashanti	Measured	245.01	2.03	497.23	15.99
	Indicated	2,378.65	1.54	3,654.68	117.50
	Inferred	918.73	1.73	1,586.64	51.01
	Total	3,542.39	1.62	5,738.55	184.50

GOLD – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

As at 31 December 2018	Category	Tonnes million	Grade g/t	Contained gold Tonnes	Moz
Continental Africa	Measured	5.05	4.85	24.49	0.79
	Indicated	292.05	2.56	747.70	24.04
	Inferred	199.75	3.47	693.42	22.29
	Total	496.85	2.95	1,465.62	47.12
Americas	Measured	17.29	6.02	104.12	3.35
	Indicated	1,017.63	0.86	879.00	28.26
	Inferred	654.55	0.81	529.73	17.03
	Total	1,689.48	0.90	1,512.85	48.64
Australasia	Measured	32.57	1.65	53.73	1.73
	Indicated	52.76	1.78	93.66	3.01
	Inferred	27.46	2.70	74.14	2.38
	Total	112.78	1.96	221.53	7.12
South Africa	Measured	6.64	19.83	131.75	4.24
	Indicated	30.97	17.42	539.39	17.34
	Inferred	10.62	13.88	147.43	4.74
	Total	48.24	16.97	818.56	26.32
AngloGold Ashanti	Measured	61.56	5.10	314.09	10.10
	Indicated	1,393.41	1.62	2,259.75	72.65
	Inferred	892.38	1.62	1,444.71	46.45
	Total	2,347.35	1.71	4,018.55	129.20

COPPER – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE

As at 31 December 2018	Category	Tonnes million	Grade % Cu	Contained copper Tonnes million	Mlbs
Americas	Measured	–	–	–	–
	Indicated	242.57	0.86	2.09	4,617
	Inferred	325.40	0.47	1.51	3,337
	Total	567.97	0.64	3.61	7,954
AngloGold Ashanti	Measured	–	–	–	–
	Indicated	242.57	0.86	2.09	4,617
	Inferred	325.40	0.47	1.51	3,337
	Total	567.97	0.64	3.61	7,954

COPPER – MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE

As at 31 December 2018	Category	Tonnes million	Grade % Cu	Contained copper Tonnes million	Mlbs
Americas	Measured	–	–	–	–
	Indicated	138.52	0.61	0.84	1,848
	Inferred	325.40	0.47	1.51	3,337
	Total	463.92	0.51	2.35	5,185
AngloGold Ashanti	Measured	–	–	–	–
	Indicated	138.52	0.61	0.84	1,848
	Inferred	325.40	0.47	1.51	3,337
	Total	463.92	0.51	2.35	5,185

MINERAL RESOURCE AND ORE RESERVE – A SUMMARY CONTINUED

GOLD – ORE RESERVE BY REGION (ATTRIBUTABLE)

As at 31 December 2018	Category	Tonnes million	g/t	Contained gold Tonnes	Moz
Continental Africa	Proved	35.92	1.57	56.31	1.81
	Probable	170.89	2.64	451.70	14.52
	Total	206.81	2.46	508.01	16.33
Americas	Proved	11.24	2.75	30.90	0.99
	Probable	186.94	1.02	191.14	6.15
	Total	198.18	1.12	222.04	7.14
Australasia	Proved	26.43	1.27	33.50	1.08
	Probable	37.63	2.27	85.26	2.74
	Total	64.06	1.85	118.76	3.82
South Africa	Proved	107.67	0.31	33.89	1.09
	Probable	564.02	0.87	488.59	15.71
	Total	671.70	0.78	522.47	16.80
AngloGold Ashanti	Proved	181.26	0.85	154.60	4.97
	Probable	959.49	1.27	1,216.69	39.12
	Total	1,140.75	1.20	1,371.28	44.09

COPPER – ORE RESERVE BY REGION (ATTRIBUTABLE)

As at 31 December 2018	Category	Tonnes million	Grade % Cu	Contained copper Tonnes million	Mlbs
Americas	Proved	–	–	–	–
	Probable	104.05	1.21	1.26	2,769
	Total	104.05	1.21	1.26	2,769
AngloGold Ashanti	Proved	–	–	–	–
	Probable	104.05	1.21	1.26	2,769
	Total	104.05	1.21	1.26	2,769


Guinea – Siguiri

EXPLORATION – PLANNING FOR THE FUTURE

Exploration, both brownfields and greenfields, has an important role to play in delivering on our strategy. By discovering exploitable ore bodies, AngloGold Ashanti is able to grow and enhance this vital capital input and deliver on its strategy to create sustained value. Our exploration programme aims to deliver on this by promoting long-term optionality and improving the quality of our portfolio.

Brownfields exploration focuses on delivering value through incremental additions to the Ore Reserve at existing mines as well as new discoveries in defined, near-mine areas around existing operations. Brownfields exploration actively drives value creation by growing our Mineral Resource and Ore Reserve. The brownfields exploration programme employs innovative geological modelling and mine planning, and aims at the continued optimisation of our asset portfolio.

Our **greenfields exploration** aims to discover a large, high-value Mineral Resource that will ultimately lead to the development of new gold mines.

In 2018, $29.4m was spent on greenfields exploration (20% of exploration budget) and $94.8m on brownfields exploration (80% of exploration budget).

PROGRESS IN 2018

Greenfields exploration

AngloGold Ashanti's greenfields exploration team is recognised as the industry's most successful in Mineral Resource discovery (by SNL*, a leading industry research group). The team has a proven track record that includes the discovery of world-class ore bodies at La Colosa, Gramalote, Tropicana, and Nuevo Chaquiro. These discoveries are attributed to our committed team of geoscience professionals working on a portfolio of highly prospective and rigorously prioritised greenfields ground holdings.

Greenfields has over 7,000km^2 of highly-prospective ground in three countries – Australia, Colombia and the United States – and ground positions in Argentina and Tanzania. In total, more than 90km of diamond, reverse circulation and aircore drilling were carried out in 2018.

In **Australia**, in the Laverton district, the first stage of the Butcher Well and Lake Carey Earn-in with Saracen Mineral Holdings was completed in late August. AngloGold Ashanti now owns 51% of the Butcher Well and Lake Carey tenements. A scoping study on the Butcher Well and Mt Minnie projects was completed in July with positive results.

Work completed as part of the agreement in 2018 included 39km of reverse circulation and diamond drilling, 35km of aircore drilling and 25,034 ground gravity stations. Elsewhere in Australia, reconnaissance exploration drilling and geophysical programmes were undertaken on projects east of Kalgoorlie and in north-east Queensland.

In **Brazil**, after a review of all the exploration results at the Tromai project, AngloGold Ashanti withdrew from the farm-in agreement with Equinox after expenditure of $8.7m. Exploration is now focused on the identification of new greenstone terranes elsewhere in Brazil.

In the **United States**, during the first quarter of 2018, roto-sonic drilling was completed at the Celina project area in Minnesota (100% AngloGold Ashanti). Follow up roto-sonic drilling was undertaken in the last quarter of the year. A total of 3km of drilling was completed with results still pending.

At the Silicon project in Nevada, AngloGold Ashanti elected to maintain the 100% earn-in option on the property for the second year with Renaissance Gold. One phase of reverse circulation and diamond drilling was completed during the year. A second phase was in progress at year-end, following up on the encouraging observations, with a total of 8km having been completed. An induced polarisation (IP) orientation survey line completed over the project highlighted an anomalous response in the vicinity of the drilling. Drilling will continue in 2019 to test structural targets within the project area.

In **Argentina**, exploration properties were placed on care and maintenance.

Related strategic objectives:



Improve portfolio quality

Maintain long-term optionality

SNL 2016 Strategies for Gold Reserves Replacement, best for the period studied from 2001-2015, page 16



Ghana – Iduapriem

EXPLORATION – PLANNING FOR THE FUTURE CONTINUED

Our exploration and project pipeline



EXPLORATION	ALLOCATING CAPITAL	GENERATING VALUE	OUTCOMES
Greenfields exploration • 20% of exploration budget • Active in Americas, Australia, Africa • Historic discovery cost of $13/oz **Brownfields exploration** • 80% of exploration budget • Historic discovery cost of $34/oz, with relatively low development cost	**BOARD DECISION-MAKING PROCESS** • All options reviewed to optimise risk and returns • Focus on affordability to protect balance sheet and improve returns to shareholders • All options reviewed to optimise risk and returns	**DEVELOPMENT PROJECTS** **Examples of projects currently underway:** • Geita underground • Obuasi redevelopment • Siguiri combination plant (commissioned) • Tropicana Long Island • Sunrise Dam enhancement	Ore Reserve replacement Improved margins Life extension

AngloGold Ashanti's exploration team has discovered

49Moz

to contribute to its Mineral Resource outside of South Africa over past 15 years



Outlook 2019

In 2019 the focus will fall on the following:

Australia:

- **Tropicana:** Boston Shaker underground prefeasibility drilling results confirmed depth extensions; exploration focus is on potential at Boston Shaker underground, Havana underground and satellite targets on the tenement
- **Sunrise Dam:** With successful intercepts in exploration blocks in 2018, including under-explored shear zones and open-ended mineralisation, exploration focus will continue a dip and strike extensions and shallow underground potential up-dip of current ore bodies

Tanzania:

- **Geita:** Increasing the underground Ore Reserve by targeting depth extensions at Nyankanga, Geita Hill, and Star & Comet, plus satellite targets

Guinea:

- **Siguiri:** Block 2 prefeasibility study and Mineral Resource conversion at Siguiri to support new combination plant; satellite targets in the region

Ghana:

- **Iduapriem:** Early stage satellite targets near Iduapriem which are producing encouraging results; growth potential also sits in main pit pushback
- **Obuasi:** Growth potential below 50L extension at Obuasi, however, focus has been on ensuring operational readiness

EXPLORATION – PLANNING FOR THE FUTURE CONTINUED

In **Colombia** and **Tanzania**, exploration programmes are on hold pending an internal review process.

Brownfields exploration

Brownfields exploration was carried out in nine countries, in and around AngloGold Ashanti operations. A total of 664km of diamond and reverse circulation drilling was completed during the year.

South Africa: Exploration continued at Mponeng's Western Ultra Deep Levels. All these holes target the Ventersdorp Contact Reef. The capital allocation for surface drilling was reduced and drill hole UD63A was stopped. Surface drilling at UD61A achieved an advance of 1,166m. 40% of the hole depth has been completed after drilling starting in March 2018.

Argentina: At Cerro Vanguardia, the exploration drilling programme was completed with a total of 9km drilled.

The trenching programme completed a total of 21,788m in 309 newly excavated trenches with 355 (9,678m) channels cut. In the surface reconnaissance programme, 129 chip samples were collected over the district.

A geochemical sampling programme covering poorly explored areas was undertaken and collected 142 samples of guanaco scats. Ground magnetics surveys covered 125km² and a horizontal loop electromagnetic (HLEM) survey covered 3.19km².

Brazil: In the Iron Quadrangle, a total of 180km were drilled. At Cuiabá, drilling of the Galinheiro and Galinheiro footwall ore bodies intersected economic grades in the shear zone quartz veins as well as in the typical Banded Ironstone Formations (BIFs). At Surucucu (SUR), the drilling programme showed the ore body to be uneconomic.

Drilling at Fonte Grande Sul (Level 21) showed continuity of high grades down plunge. The VQZ ore body continues to show positive results, with continuity down plunge. At Dom Domingos, the BIFs are showing an unexpected continuity along strike while the down plunge continuity needs to be tested. Work also continued on the remnant ounce project. However, the LIB drilling programme, which commenced in the fourth quarter, experienced significant delays. The hole is likely to be stopped and redesigned.

For the regional targets, at Descoberto underground drilling began in the last quarter of 2018. Even though development restricted drilling from reaching deeper targets, the model indicates that the mineralised structure is continuing along strike and remains open on the eastern and western flanks. At Olhos D'agua the geological map was finalised in the first half of the year and drill sites were identified. The IP survey, surface sampling and drill plan as well as the soil sampling has been completed at Biquinha target and a preliminary analysis indicates that there is a gold anomaly southwest of Biquinha. At the Cuiabá

southwest target line cutting, soil sampling and mapping continued throughout the last quarter of the year and two very good intercepts were retuned, which aligned with anomalies in an area with no outcrop.

At Lamego, Cabeça de Pedra continues to return low but economic grades, adding to Mineral Resource. Drilling was completed at CAR SW. The results show the normal limb has constant and continuous regions of high grade while on the inverted limb, the grades are lower and more dispersed with occasional high grades peaks. The drilling does, however, show the ore bodies are more continuous than expected.

Exploration drilling at Córrego do Sítio (CdS) consisted of underground Mineral Resource conversion drilling at Laranjeiras and Carvoaria with the objective of upgrading the confidence in the 2019-2021 mining blocks. At Laranjeiras, significant intercepts were reported up to 300m away from the interpreted geological model towards the South of the mine and indicated continuation of mineralisation.

The development of exploration drives in preparation for 2019 drilling progressed. Development at Cachorro Bravo was completed, at Laranjeiras it is ahead of schedule and at Carvoaria development has been delayed.

At Cachorro Bravo (sulphide ore), the surface diamond drilling campaign was completed and the programme verified the continuity of


Guinea – Siguiri

EXPLORATION – PLANNING FOR THE FUTURE CONTINUED

the 102 lens. The Rosalino Target (sulphide ore) diamond drilling was completed from surface. The available drilling results confirm the expected grades and thicknesses as well as the possibility of new, deep ore bodies.

The surface drilling campaign at CdS III finished in July and the results confirmed the mineralisation along CdS III's main strike and further exploration potential has been confirmed for the Jambeiro target.

A total of 87,085m were drilled at Serra Grande. Exploration drilling was completed at Limoeiro Target (Structure IV) and the drilling confirmed both an extension along strike and down dip of the mineralised zone. There was also a positive intersection in Structure IV (Orebody IV).

Another significant intersection confirmed the extension of Structure V to a strike length of 7.8km across the Crixás greenstone belt. At Structure A (Cajá Target), intersections confirmed the down plunge potential of the ore body. While at the VQZ S1 ore body drilling also confirmed the down-plunge continuity of the mineralisation.

At Inga mine, drilling confirmed the down plunge continuity of mineralisation. The LIB drilling test was successfully executed at Corpo IV to test the down plunge extensions.

At Mine III, a borehole confirmed the down plunge continuity of the mineralisation whilst another hole indicates a potential reduction in strike. At Palmeiras South, the first exploratory drill holes were drilled down plunge of the

principal excavation, however, delays have been caused by access constraints.

At Mangaba, underground drilling intersected significant intercepts on the up-plunge side of the deposit, which resulted in an increase in Mineral Resource. While at Pequizão, positive results confirmed the continuity of Orebody G down plunge.

Colombia: A total of 12km was drilled at Gramalote. While no activities were performed during the first quarter of 2018 due to funding issues, diamond drilling focused on the Gramalote Pit in the second quarter of the year and grade control drilling continued at Plataforma Norte and Plataforma Sur.

The La Palma drilling programme was completed in October with some significant intercepts returned. The metallurgical test work was completed, and no material evidence was found that prevents the treatment of the ore at the designed plant. An exploration programme was completed in the area between Manizales and Cristales to identify areas with potential to be included in the formalisation process. The final report is expected by the second half of the year once all the assays are returned.

The La Colosa project continued on care and maintenance after all field activities ceased in April 2017. At Quebradona, the infrastructure drilling campaign started in May 2018.

Prefeasibility work was completed with the feasibility study pre-work drilling campaign being 93.5% complete and the test pits 65% complete. Geotechnical, hydro geological and

metallurgical drilling continued on the mountain with only the tunnel trace drilling remaining.

A master 3D fault interpretation was finished using original greenfields information (field mapping and geophysics), photo interpretation (consultant) and mine interpretation (internal). An external audit of the Mineral Resource and Ore Reserve was successfully concluded in December.

Tanzania: A total of 68km of drilling was completed in 2018. The mineral rights pertaining to the Roberts area were obtained and surface exploration commenced within the area.

Mineral Resource development drilling for the Nyankanga underground projects continued to provide positive results. Drilling at Nyankanga Block 3 Lower, has confirmed the potential down-dip extension of the designed mining stopes that remain open-ended to the east and south-east towards Block 2. The drilling results also confirmed the mineralisation within the defined Block 3 Lower mining stope and beyond, suggesting that Block 3 Lower is connected to Block 3 Upper. Mineral Resource conversion drilling at Nyankanga Block 3 Upper, designed to test both down-dip and up-dip continuity, returned positive results. The results suggest up-dip continuity, with a connection to Block 4.


Guinea – Siguiri

EXPLORATION – PLANNING FOR THE FUTURE CONTINUED

Drilling at Block 5 returned significant results which improved Mineral Resource confidence as well as confirming the presence of Block 5 lower. The results confirm the existence of the mineralisation and has identified a high-grade shoot within a low-grade zone located west of the Block 5 lower.

The Star & Comet Cut 2's Mineral Resource model update confirmed the pay ore shoot plunges towards the north. Significant economic intersections were reported which confirmed the down plunge extension of Star & Comet Cut 2 mineralisation below 1000mRL. However, the ore shoot plunge is interrupted by an intrusive body further north. Drilling beyond the intrusive returned significant intersections and warrants the extension of the newly developed decline design. At Star & Comet Cut 3 the drilling confirmed the down-plunge continuity of gold mineralisation which remains open down-plunge and requires further exploration target drilling. An expensed drilling programme was conducted at the Star & Comet northwest extension as part of the preparation for the upcoming downhole electromagnetic survey (DHEM survey).

A drilling programme was carried out at Geita Hill Block 1 and 2 and assays from Block 2 drilling have confirmed the expected Mineral Resource and have shown up-dip potential of mineralisation which needs follow-up. Assays from Block 1 drilling are still pending.

Two exploratory holes were completed at

Nyankanga Block 5 from surface and none of the expected mineralisation was intersected due to the absence of the geological feature that was anticipated.

Expensed Mineral Resource delineation and reconnaissance drilling programmes were conducted at the Selous and Mabe satellite targets. Most of the holes from Selous returned economic intersections and the current exploration target model suggests economic viability of the project and closer spaced drilling is underway.

A detailed target consolidation project for Roberts and Kalondwa Hill was completed, which involved detailed field mapping, a review of existing datasets and geological modelling. A review of the Ridge 8 geology was conducted in order to update the geological understanding before Mineral Resource conversion drilling begins.

Guinea: At Siguiri, a total of 87km was drilled during the year.

Prefeasibility drilling at Foulata and Saraya was completed. Reconnaissance drilling to the east and north-west of Foulata and to the west of Saraya are underway and no significant intersections have been received to date.

The infill programme at Silakoro West is nearing completion, with one drill hole returning a significant intersection in the breccio-conglomerate unit which confirms the northeast-southwest trend. A change in the



Guinea – Siguiri

design of the waste dump area is suggested upon completion of the Silakoro drilling.

The corridor drilling results proved that the area is not prospective and that the ground should be released.

The Tubani infill drill plan was completed with multiple significant intercepts reported. While at Sokunu, the fresh rock drilling programme showed an extension of the main mineralisation at depth. The Bidini West infill drilling was completed, and material was upgraded to Inferred Mineral Resource.

At Seguelen, sterilisation drilling returned multiple significant intercepts and therefore backfilling of the pit was not recommended. A sterilisation drill programme was also started after it became apparent that a change in design of the Silakoro waste dump could potentially cover a known mineralisation trend.

The Eureka North infill drill programme is almost completed and significant intersections received are thinner than interpreted in the Mineral Resource model. This indicates extension of shallow mineralisation in oxide to the southeast.

EXPLORATION – PLANNING FOR THE FUTURE CONTINUED

The Sanu Tinti programme is close to completion and multiple significant intersections were received. The main mineralisation does not extending to the north but extension to the south of Sanu Tinti were proven. For Kozan PB3 the infill programme is completed, and significant intersections were reported.

In the reconnaissance programmes for the TSF and Sintroko West targets, no significant intersections were reported and the targets will be discarded. The Doko reconnaissance programme has just started. While at Kossise in the fresh rock reconnaissance programme some results confirmed the extensions of the mineralisation below Kossise pit in the fresh rock close to the main faults. At Sintroko PB2, significant intersections were received in the interpreted extensions in fresh rock and were restricted to an interval between two major faults.

Ghana: No exploration was conducted at Obuasi. At Iduapriem 13km were drilled. Exploration focused on Mineral Resource conversion drilling at Block 7 & 8, Ajopa and Block 5 Ext with reconnaissance drilling at Mile 5W and traverse drilling at the TSF target.

Geochemical results from lease wide samples collected from the Teberebie and Ajopa leases were received with encouraging results. These will be reviewed and followed up with trenches in 2019.

The first interpretation for the Iduapriem sedimentary basin based on regional mapping and drilling was completed. There were three outcrops observed following a new

interpreted trend which corresponds to the southernmost structure.

Democratic Republic of the Congo: A total of 21km was drilled at Kibali. At KCD follow up drilling to test results from a 2017 borehole that intersected the 9000 and 12000 lodes was done. The 5101, 9101 and 9103 high-grade zones within the 9004 lode were confirmed. The KCD 12000 lode was not intersected.

The Mengu Hill models were updated and the results show an 11% decrease in tonnes and a 4% increase in grade. Further drilling is required. On the northwest KZ trend in the Marakeke-Mengu Village gap, five trenches were excavated and the updated model indicated that there are three mineralised lenses.

In the Aerodrome North-Pamao gap, new data interpretation suggests two mineralised lenses. The main lens has the potential to positively impact the Aerodrome North pit design and therefore requires further follow up. Meanwhile at Ngyoba (Sessenge – Kibali river gap), the model was confirmed and the mineralisation down plunge is still open. Bottle roll tests across the main ore body were done because of a gold-arsenic association. The results indicated poor recoveries. These results combined with the preliminary gold deportment indicate a refractory ore type which is not economical for an underground project at the current grade.

The southwest projection of the Sessenge-KCD complex folding corridor supports a

structurally complex model for this area with no significant intercepts reported.

At Kalimva-Ikamva, a general review aiming to highlight potential opportunity around the Kalimva-Ikamva area identified three main targets to be tested in 2019 viz. Ikamva East, Kalimva-Ikamva interpreted fold hinge zone and Ikamva Northwest.

At Kombokolo main, analysis of the model was done, and an eastern, more prospective domain identified. One diamond hole was drilled and confirmed the geological model.

At Oere, results from a reverse circulation drilling programme of 20 holes (1,805m) designed on eight fences supported the model of down dip planar mineralisation along the shear corridor. At Aindi Southwest, the analysis of all results of the auguring (25 x 400m) highlighted a 2.4km strike length of anomalism, supporting the southwest extension of Aindi Watsa main mineralisation.

At Zakitoko-Birindi, assay results support the geological model and suggest a steep planar and sigmoidal shaped mineralised zone and confirm the down dip continuity although


Australia – Sunrise Dam

EXPLORATION – PLANNING FOR THE FUTURE CONTINUED

narrower when compared to the results obtained from trenches. At Birindi, results from the last two trenches support the pinching and swelling nature of the mineralisation as observed at Zakitoko and confirm the potential over the 900m strike length of Birindi.

Mali: No drilling was completed in 2018.

Australia: A total of 109km of drilling was done at Sunrise Dam. Significant intercepts were reported throughout the year with some encouraging results. Drilling of the Carey Shear Zone intersected mineralisation in an area previously thought to be barren. While at Vogue, drilling demonstrated the continuation of the wide, high grade zones.

Drilling also indicated up dip extensions to the Midway Shear Steep ore domains as well as a likely southerly extension of the current ore domains. There has been an increase in confidence in the Elle steep ore zone immediately above MWS Steep, as wide and high-grade infill results have been returned.

The MLE4 endowment panel is interpreted to contain some possible southerly extensions to Cosmo East. Results indicate that the most eastern ore domain of Vogue is holding together well with the most significant grades between the Carey Main and Carey 2 shear. A lack of significant intercepts in the bulk of the MLE4 panel suggests the area is unlikely to contain a significant ore body.

A wide, high-grade intercept in MLE5 was returned but the intercept is isolated and not close to any current infrastructure. Some high grade and relatively wide intercepts were returned from the northern Astro area.

Work is progressing towards building a 3D architectural model of the deposit to help with targeting.

Surface exploration drilling completed six reverse circulation holes (720m) to test a magnetic high cross-cut by northwest-southeast interpreted faults extending between the historic Jubilee pit and the Spartan prospect. Drilling also helped to meet tenement (E39/1729) expenditure requirements.

At Tropicana, a total of 74km of drilling was completed. Drilling was focused on the concept, prefeasibility and feasibility study stages of the Boston Shaker underground studies. In the concept study, many significant intercepts were returned showing that mineralisation remains open along strike and down-dip. The feasibility study priority 1 holes have been completed for a Mineral Resource update and four priority 2 holes will be completed in 2019.

The first phase of aircore drilling in the Southern Traverses region has highlighted some interesting geology and results for follow up in 2019. Highly anomalous and significant aircore drilling intercepts were returned from Angel Eyes West and a north-north-west trending zone of anomalism is present over 1km strike and is open ended. These intercepts are to be followed up with lake based aircore and diamond drilling programmes in 2019. One mineralised reverse circulation drill intercept was reported from drilling at Wild Thing. While reverse circulation/diamond drilling at the Hidden Dragon Prospect was conducted off the back of 2016/2017 structural reconstruction work. Confirmation was received that the Environmental Impact Study submission to DMIRS for part funding of a drill programme at the Iceberg Prospect was successful. Drilling will be carried out in 2019.

A trial study on ultrafine soil sampling is planned for early 2019. Preliminary results from a previous two-year study are encouraging and this technique may be applicable to covered terrains, providing a method to quickly and cheaply screen target areas with minimal surface disturbance. A study is also underway on the multi-element geochemical data over the Tropicana joint venture project and the aim is to aid target generation and identify prospective corridors for exploration.

A study is ongoing to characterise the Proterozoic dykes that occur in the Tropicana mine so that these rock types can be distinguished in the grade control drill holes. This will help with on-going geological modelling of the deposit and grade control models.

The granting of the Madras mining lease application as well as other miscellaneous lease applications has been delayed due to a native title claim.


South Africa – Mponeng

SECTION 2: **DELIVERING ON OUR STRATEGY**

Focus on people, safety and sustainability

Our input, outcomes and impacts in relation to our people and our communities as well as our ESG performance.

Delivering on the following strategic objective



Focus on people, safety, and sustainability

IN THIS SECTION

44,249
Average number of employees

$15.2 million
Training and development expenditure

$22.3 million
Spent on community investment

$1.6 billion
Spend with local suppliers

PEOPLE ARE OUR BUSINESS

At AngloGold Ashanti our people, our human capital or human resources, are a priority. Skilled, knowledgeable, engaged people able to innovate and drive our operational excellence programme and safe production, enabling us to deliver on our strategy and create value for stakeholders. Consequently, our human resources strategy is aligned with our business strategy.

We place attracting and retaining talent, together with skills development and talent management at the forefront of the business.

In 2018, our human resources strategy remained focused on our six human resource priorities as initially outlined in 2016.

Top six human resource priorities: performance against strategy in 2018

Strategic pillar	Focus areas
Organisational design and operating model aligned with business strategy	Unlocking organisational flexibility for the future. Ensuring that AngloGold Ashanti has the optimal operating model and organisational structure for now and the future
Health of Discipline frameworks to enable Operational Excellence	Ensuring that we have defined the right competencies and capabilities required per functional area to enable Operational Excellence and strategy execution
Develop capable values-based ethics leaders	Ensuring the best leaders are in place, with a global mind-set, and having the requisite set of competences to shape and drive a performance culture
Focus on employee engagement and commitment	Fully engaged employees that will thrive and give of their best in achieving their own and the Company's objectives
Integrated talent management and succession planning	Integrated cross-functional talent management with the requisite capabilities in place, enabling AngloGold Ashanti to navigate the business landscape and achieve strategic objectives
Simplified and integrated human resource systems	Fit-for-purpose human resources data is managed effectively in order to enable sound decision making, optimise internal and external reporting, and drive superior business performance

South Africa – Mponeng

Related strategic objective:



Focus on safety, people and sustainability

Related material issues:



- Employee safety
- Employee and community health
- Employee, community and asset security
- Talent management and skills development

Related SDGs:



- 1 No poverty
- 5 Gender equality
- 8 Decent work and economic growth
- 10 Reduce inequalities



PEOPLE ARE OUR BUSINESS CONTINUED

Employee engagement in the South African region

The human and intellectual capital in the South African operations over the past 18 months was mainly impacted by the operational restructuring in the region.

There has been a significant reduction – 74% or around 20,000 people – in the workforce across the South Africa region since July 2017. This reduction was necessitated by a business decision to return the South African business to profitability.

The restructuring process, which included the sale of assets in the Vaal River region in February 2018, entailed extensive engagement with all key stakeholders. The process included the placing of TauTona in the West Wits region into orderly closure. As a consequence of these asset sales and the outsourcing of certain services, a significant number of jobs was saved with the transfer of employees to the new owners, which, together with a focus on

the on- and off-mine cost structures, helped to reduce the final number of total (voluntary and compulsory) retrenchments from an initially anticipated 2,000 to 72. The human resource aspect of the restructuring was guided by the Employee Transition Framework, reported on in 2017, that outlined the optimal human resource management of the process in adapting to the rapidly evolving business and social landscape.

During the restructuring process, support was provided to all employees, particularly to those directly affected. Employees were given access to psycho-social aid and financial planning advice. Skills development training, ranging from courses in the fields of engineering and construction work, to agriculture and e-learning related skills, and various entrepreneurial programmes were also offered. This information was supplied to all employees in an internal publication "Skills for Tomorrow: Employee Prospectus 2018" produced specifically to assist those employees affected by the restructuring.


Brazil – Serra Grande

Employee training and development 2018

	Number of employees trained	Training and development expenditure ($000)
Continental Africa	31,326	1,334
Americas	968	1,503
Australasia	2,694	1,245
South Africa	16,367	10,929
Corporate office	348	125



Global female representation

Corporate office	46
Continental Africa	8
Americas	9
Australia	19
South Africa	18



Training and development expenditure

South Africa	11.1
Americas	1.6
Australasia	1.2
Continental Africa	1.3
Total:	**$15.2m**



Gender diversity: Board

Male	73
Female	27



Gender diversity: Executive Committee

Male	67
Female	33

PEOPLE ARE OUR BUSINESS CONTINUED

Organisational design and operating model

AngloGold Ashanti has adopted a matrix operating model to ensure that we operate efficiently and to set out the depth of skills and lines of accountability within the organisation. The matrix is based on the following key principles of accountability:

- Corporate office (head office) is accountable for overall strategy and business development, including exploration, compliance and governance. It is also responsible for risk management, balance sheet management, capital allocation, talent management, sustainable development and investor relations

- The regional operations have primary responsibility for all the operational aspects of the business. As the areas of primary accountability, they have authority for the execution of the agreed business plans and Company policies in line with the group strategy

An integrated initiative was also adopted to review the operating model and off-mine costs across the business. This will lead to the introduction of measures to improve both costs and organisational effectiveness. This work is currently in progress and will continue in 2019.

Operational Excellence

To support our Operational Excellence programme, a company-wide Health of Discipline Framework was approved by the board in 2018, endorsing the Company's effective structures manned by capable people, processes and systems to deliver on the Company's strategy and group business objectives.

The discipline framework provides key milestones and standard against which effective execution can be measured and to ensure that consistency, integrated reporting and governance can be achieved. The primary essence of the Health of Discipline Framework is to ensure that functional, technical, and leadership proficiency is available in all roles. In addition, it enables the effective management of career paths and promotion of employee growth, paving the way for a sound succession plan and a solid pipeline of talent. This is evidenced in the recent management changes that have taken place, primarily drawing from the well-developed pool of talent from within the organisation.

In 2018 much ground was covered in implementing the human resources framework for various disciplines including metallurgy; geotechnical; mining and greenfields exploration, particularly in the Continental Africa, Americas and Australasia regions. Worth noting is the collaboration and sharing of knowledge and ideas that emerged during implementation of these frameworks.

To ensure that our human resource function is equipped to support the business in implementing these discipline frameworks across the group, the Human Resources Discipline Framework was also launched. Its primary objective is to develop a Human Resources Competency Framework, establishing clear role profiles and accountabilities, and setting up career management frameworks for human resources.

Integrated talent management

AngloGold Ashanti's integrated talent management approach was developed in 2016 and has been continually strengthened and refined. It covers talent and succession planning, mentorship programmes, and development of future leaders, among other employee development initiatives.

Talent and succession planning

The CEO talent pool review is firmly established as an annual people and management practice that boasts the active participation of the Executive Committee and the keen interest of the board. The CEO talent pool comprises Stratum IV and higher (Vice President and up) roles, with a specific emphasis on ensuring a healthy pipeline of leadership and critical skills talent across the organisation.



Ghana – Iduapriem

PEOPLE ARE OUR BUSINESS CONTINUED

Participants in our CEO's cross-functional and regional talent and succession pools grew in 2018, as indicated by the following:

- The CEO talent pool grew year-on-year by 15% to 235 employees in 2018

- A strong focus on internal appointments for key positions resulted in 84% of Stratum IV and above vacancies being filled by internal candidates

- A retention rate of 92% for Stratum IV and higher

- A 9% rise in female representation in the CEO talent pool from 2016 to 2018. This remains a focus area

- In South Africa, the number of historically disadvantaged South African employees rose by 23%, despite the significant reduction in the workforce in the region

- Steady progress was made in reducing the number of expatriate employees with a corresponding increase in the appointment of local nationals. We continue to focus on prioritising the local appointment of general managers. During the year in the Continental Africa region, we increased the number of local hires, reducing dependency on expatriates

- Since 2016, there has been a 15% improvement in the talent pool aged between 26 and 35. This highlights the progression of younger high potential employees identified for leadership and critical scarce skills positions

Continental Africa region: Expatriates employed
(number)



2014	211
2015	183
2016	166
2017	142
2018	133

Future Leaders Mentorship Programme

During 2018, we launched the Future Leaders Mentorship Programme (FLMP) to enhance the development of our emerging talent pool and support our integrated talent management strategy in developing high-potential key employees. The programme seeks to enhance their effectiveness in their current roles and to fast track their career progression, channelling them into leadership and other critical roles.

Through the FLMP, we promote professional relationships between employees where an experienced person (the mentor) assists another person (the mentee) in developing specific skills and knowledge that will enhance the mentee's professional and personal growth. Mentors work with mentees to design and execute their individual development plans – guided by input from the mentees, line managers, and manager-once-removed and to accelerate their career growth and development. The mentor is an advocate who



📷 *South Africa – Launch of Future Leaders Mentorship Programme*

can help the individuals access networks and learning opportunities as well as supporting the mentees in their work towards reaching an independent view around career choices, guiding them to build their careers with AngloGold Ashanti.

Overall, 29 formal mentorship relationships are running across our operations in South Africa, West Africa and Australia. The focus in 2019 will be on the rollout of the FLMP to other operations, in our Continental Africa and Americas regions and on establishing mentorship more broadly as a practice within AngloGold Ashanti.

One Young World Summit

In October 2018, eight young leaders representing our South Africa, Continental Africa and the Americas regions attended the One Young World Summit in The Hague, Netherlands as part of an initiative to ensure that the development of participants in the Chairman's Young Leaders Programme is a continuous process extending beyond the completion of the programme. The One Young World Summit provides a global platform for bright young leaders between the ages of 18 and 35 to come together and discuss global business and social priorities. Our involvement illustrates our support for emerging young leaders and we recognise that they will face varied and increasingly complex challenges as they assume leadership roles in the future. The young leaders who represented AngloGold Ashanti are now part of the One Young World Network which is made up of around 800 young leaders from some 200 countries worldwide.

PEOPLE ARE OUR BUSINESS CONTINUED

Employee engagement and commitment

AngloGold Ashanti initiated its first biennial global engagement survey in August 2014. In March 2017, a second survey of employee engagement was conducted across the organisation to assess the success of measures implemented to maintain and improve employee engagement that had been put in place to redress gaps identified in the first survey.

The overall results of this second survey showed an improvement in employee engagement across AngloGold Ashanti between 2014 at 69% and 2017 at 76%. This improvement is considered to be above the industry benchmark of 71%. In 2018, we focused on identifying and implementing interventions (jointly facilitated by leadership and human resources), to further improve employee engagement levels across the organisation. An update on progress made relating to implementation of the interventions was presented to the board. A third employee engagement survey will be conducted during 2019.

Our commitment to and engagement with our human capital includes employee relations and collective bargaining. AngloGold Ashanti employees have a right to freedom of association and collective bargaining. We engage in collective bargaining in every jurisdiction in which we operate, except Australia where this is not recognised. In

South Africa, all trade unions participate in the central collective bargaining process through the Minerals Council South Africa (previously the Chamber of Mines) that represents gold mining companies, including AngloGold Ashanti. The most recent wage negotiations took place from June to September 2018, and resulted in a three-year wage agreement being concluded and signed with all unions on 17 September 2018 (effective from 1 July 2018 to 30 June 2021). In other countries, wage negotiations are conducted between the employer and the trade union(s) through bargaining forums – also see regional reviews for Continental Africa and the Americas for further information on wage agreements that were recently concluded.

Fair and responsible pay

AngloGold Ashanti has begun the process of developing a framework to define fair and responsible pay for all employees. Minimum wages are normally statutorily legislated in respect of the absolute minimum that an employer may pay an employee. At AngloGold Ashanti, we believe that a minimum wage is not a living wage. A living wage is seen to be fair and reasonable pay that enables an employee to afford basic food, shelter, and other basic needs in order to maintain a satisfactory standard of living.

In determining the pay for employees, we balance two key elements – scarce skills and talent retention. This has become increasingly challenging and is compounded by the need

to remain globally competitive. At AngloGold Ashanti, we can confirm that all employees are paid at least 25% more than the minimum wage in the respective regions, and in most instances much more than this. Furthermore, benchmarking exercises are conducted annually in each of our regions to ensure that all employees are paid a market-related salary for their roles, with due consideration of levels of performance.

Our remuneration philosophy is to pay employees at the median of the market-related salaries. Those employees with scarce or critical skills receive pay that is closer to the 75th percentile of the market. The market median, which is well above the minimum wage, is calculated as the middle of a distribution of market salaries when ranked from lowest to highest. Given the median, 50% of the sample falls above the median and 50% fall below. Based on a recent exercise conducted in 2017, all employees are paid at or around the market median, with some employees being paid at the 75th percentile of the market. For further information, see our <Remuneration Policy> in this report.

In terms of our Supplier Code of Conduct, we encourage our suppliers to fairly pay their employees, with which all vendors (existing and potential) are required to abide. This code conforms with the United Nations Guiding Principles (UNGP) on Business and Human Rights to which AngloGold Ashanti has committed. Implementation of this code lies with the regional procurement offices and is

applied within the laws of the respective country. Additionally, our Internal Audit conducts audits on supplier contracts and we also commission independent audits by external providers to review supplier compliance. As an example, at Siguiri, we have ensured that the mining contractor employed pays a living wage by enforcing this code. At the tendering stage of the contract process, we gave potential suppliers guidance on expected labour rates in line with the salaries and benefits of employees at Siguiri. These rates were ultimately incorporated in the contract cost model.

Diversity and inclusion

Our business success is underpinned by our need to achieve an all-inclusive culture which leverages off the diversity of our employees and stakeholders. Embracing diversity drives social cohesion and enables us to tap into the full extent of the talents and potential of all those we work with.

At AngloGold Ashanti we conduct diversity and inclusion assessments across the group, designed to better understand any practices that may act as barriers to inclusion. The findings of these assessments, which were carried out after a directive from the board's Sustainability, Ethics and Social Committee, will culminate in the drafting of a global framework to address the highlighted issues. The framework will move away from a generic coverall approach, taking into consideration aspects specific to different regions, cultures and legislations.

PEOPLE ARE OUR BUSINESS CONTINUED

AngloGold Ashanti works in many countries and to ensure we operate in line with our values of Dignity and Respect and Valuing Diversity. We strive to ensure widespread integration and acceptance of various cultural differences. Our geographic diversity provides us with many opportunities to engage with a multitude of cultures.

We recognise that diversity has to do with more than race or ethnicity. Our employees have varying characteristics based on their religious and political beliefs, gender or their ethnic, educational or socio-economic background, sexual orientation and geographic location, among others. Our current focus is gender equality. This consciously shines a light on women at all levels of the organisation, addressing equal opportunities, comparable pay, and suitable facilities in the workplace, particularly on mine sites.

We collaborate with the talent management team to increase representation by women in technical roles and to address the shortage of women at senior and junior management levels. Through the Chairman's Young Leaders Programme, the talent management process contributes to building the female employee pipeline.

During the year, AngloGold Ashanti focused on two ways to further gender equality. The first related to creating conditions that allow women to thrive in the organisation. The second focused on attracting, retaining, developing and promoting women in the Company.

Promoting employment in the mining sector positively is key when working to attract more young women to the industry. Another important element in female recruitment is to promote the STEM (science, technology, engineering and mathematics) subjects at school and university and to encourage woman to select these when making education and career choices.

AngloGold Ashanti also supports and participates in the 30% Club's Board Walk programme and Women in Mining initiatives. These provide networking opportunities, training and exposure to senior women in management and in executive positions. Participation in these programmes provides platforms for open conversations and sharing about the barriers and challenges women face in the workplace.

Our efforts to promote a diversity and inclusion agenda were recognised during 2018. At the annual Gender Mainstreaming Awards, hosted by Business Engage South Africa, the Company won the Empowerment of Women in the Community Award. It was runner up in several other categories.

Women leadership in AngloGold Ashanti also received various accolades with Tirelo Sibisi, our Executive Vice President: Human Resources, awarded South Africa's Institute of People Management's 2018 Human Resources Director of the Year award. Ria Sanz, our Executive Vice President: Group Legal, Commercial, Governance and Company Secretary, was honoured by her inclusion on the prestigious list of the Top 100 Global Inspirational Women in Mining. Our CFO, Christine Ramon, was the first runner-up for the Positive Role Model and for Gender Reporting by JSE-listed companies, and was second runner-up in the Woman in Executive Committees in Multinationals Award. Christine is also the first woman to be named South Africa's CFO of the Year at the 2018 CFO awards. She was also honoured with the Compliance and Governance, High Performance Team and Moving into Africa awards at the same event.

Diversity focus for 2019

In the short-to-medium term, local focus groups are to be established which will combine to create a Global Women's Forum. This will be a safe space for women to raise issues affecting them from a gender perspective. Policies are being made gender neutral. Where vacancies exist, priority will be given to female candidates, provided they meet role requirements.

The formulation and approval of our Global Diversity and Inclusion Policy, with country- specific implementation guides, will allow site management to design and guide initiatives locally with oversight coming from the centre.

Diversity and inclusion workshops and training is to be rolled out at all sites. The workshops will create a common platform for the introduction of a collaborative approach, with the aim of building a culture of inclusion within AngloGold Ashanti. This will be achieved by acknowledging and respecting the differences of all employees and communities, and by equipping and enabling staff to grow and improve on relationships within our organisation.

Key developments include:

- more focus on succession planning for and development of potential mine general managers to ensure we have the right people running the business, and that we have a strong pipeline of successors in keeping with localisation requirements

- ensuring clear succession criteria for critical roles against which talent can be evaluated for succession planning purposes

- continuing to focus on female representation in key positions, especially for leadership roles (vice president and higher)

- investing in additional objective data points (such as leadership assessments) to inform succession and development planning decisions and investments

PEOPLE ARE OUR BUSINESS CONTINUED

Keeping our people safe

What we did in 2018

Work continued on embedding and integrating safety into the business. A multi-disciplinary Technical Standards Committee was established to provide input into and oversight of the development and review of safety-related standards applicable across the Company. The revised Major Hazard Control Standards, which we approved in November 2018, incorporate leading practice requirements for the development of critical controls and other defences to protect employees from harm in the workplace.

Work on integrating safety into the Operational Excellence programme also began. This work included mapping and translating ISO 45001 concepts into work processes to ensure that methods, such as approaches to risk management, are aligned across the Company.

Other aspects of safety-related work conducted during the year included the monitoring of compliance with existing critical safety controls for fatal risk hazards. Cross pollinating learnings from one region to another has assisted greatly in uplifting the general quality and compliance of lock out and tag out controls, which are considered crucial in preventing fatal injuries.

In engaging with and assessing line management, we have gained a deep understanding of site-specific issues and the actions required to address them. Action seeking to shift the operational culture so as to eliminate fatal incidents is currently underway at Cuiabá (AGA Mineração) in Brazil.

From a certification and standards perspective, in February 2018, the ISO 45001 standard was issued to replace use of the OHSAS 18001 assessment series. The move to ISO 45001 was used to strengthen the internal safety assurance process. Work included reviewing internal safety standards and practices, along with the assessment protocols used.

Alignment with ISO 45001 is expected to be completed in early 2019. Parallel to, and in support of, the Company move to migrate from OHSAS 18001, Sunrise Dam attained ISO 45001 certification during 2018. Other operations will be working toward ISO 45001 certification over the next three years. ISO 45001 is based on the conventions and guidelines of the International Labour Organisation.

Our safety performance

Sadly, in the first four months of the year, there were three fatal injuries, two in South Africa and one in Brazil. The group AIFR of 4.81 per million hours worked for 2018, represents a 36% improvement compared to 2017.

This is the best in the Company's history and was predominantly driven by the de-risking of the South Africa region. The AIFR for the South Africa region improved by 19%, from 12.68 per million hours worked in 2017 to 10.25 compared to 2018.

Testament to these successes, the South Africa region's Surface Operations was recognised by MineSafe as the most improved mining operation on a year-on-year basis. MineSafe is an industrial body representing a collaborative effort between mining companies, employee bodies and the South African Department of Mineral Resources, and the award is MineSafe's highest ranking prize.

The average AIFR for the other regions combined deteriorated by 15%, from 2.00 to 2.29 in 2018.

Reporting of high-potential incidents (HPIs) continues to raise awareness, facilitate organisational learning and effect more robust controls. Although the number of reported incidents is declining, the continued occurrence of HPIs is an indication that residual operational safety risk profiles remain high, with consequent vulnerability. However, during the year, there were 31% fewer HPIs in 2018, from 210 in 2017 down to 145.

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS

In conducting our business activities, we are mindful of the impact we may have on host communities and the environment – our social and natural capital. Our values speak directly to our related responsibilities – dignity, respect and accountability, communities and societies and the environment. These responsibilities are in turn addressed by the first of the five pillars making up our strategy.

Contributing positively to communities and demonstrating responsible environmental stewardship are critical aspects of acquiring and maintaining AngloGold Ashanti's social licence to operate. Strong environmental, social and governance (ESG) performance is also a critical element to maintaining our licence to operate and investor confidence. We continue to keep this as one of our key focus areas.

GOVERNANCE

Good corporate governance is integral to how we operate, to long-term value creation and thus to the sustainability of our business. We apply the principles and recommendations set out in the King IV Report and other relevant laws, and comply with all the listings requirements of the stock exchanges on which we are listed. We are committed to promoting good governance and providing ethical leadership with the board responsible for oversight of corporate governance, controls and risk management at AngloGold Ashanti.

The board acknowledges that sound governance principles and practices underpin value creation for shareholders and the sustainability of the business, and are thus crucial to the achievement of the business objectives. Our governance processes are set out in <Corporate Governance> in this report. Also see the Audit and Risk Committee chairman's letter for board accountabilities, corporate governance performance areas during the year, and our assurance processes.

We are committed to ethical leadership and good governance and transparency as an integral part of our culture. We engage openly with various indices such as the FTSE Russell, the Responsible Mining Index (RMI) and the RobecoSAM Dow Jones Sustainability Index (DJSI), which have given good ratings on our sustainability performance.

This is also demonstrated in various ways, including our employee engagements and general relations as set out in <People are our business> section in this report, as well as in our stakeholder engagements. For example, the constructive shareholder engagements which have helped in guiding our remuneration policy.

The remuneration committee engaged successfully with management throughout the year, balancing the goals of retaining and attracting talent across the business, addressing the legacy pay gap across the organisation and putting in place processes for delivery on our key strategic goals.

Additionally, we have a strategy in place to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.

Related strategic objective:



Focus on people, safety, and sustainability

Related material issues:

Safety and communities:



Employee safety



Employee and community health



Contributing to self-sustaining communities



Employee, community and asset security



Artisanal and small scale mining (legal and illegal)



Respecting human rights

Environment:



Responsible environmental stewardship



Integrated closure management

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

OUR INDICE RANKINGS







FTSE/JSE Responsible Investment (FTSE4Good) Index Series

In 2018, AngloGold Ashanti retained its status as a constituent of the FTSE4Good Index Series and was ranked among the top performers. This index identifies companies that demonstrate strong ESG practices, measured against global peers. In each of these practices, AngloGold Ashanti scored consistently higher than the averages for the industry as a whole (basic metals) and the gold mining sub-sector.

AngloGold Ashanti scored as follows:

• Overall rating: 4.2 out of a maximum achievable score of 5 (2017: 3.2)

• Environmental performance: 4.2

• Social performance: 4.0

• Governance: 4.6

This index series allows investors to better integrate ESG considerations into their investment decisions, assisting in ensuring that their portfolio holdings comply with best practice in each area.

RobecoSAM Dow Jones Sustainability Indices (DJSI)

AngloGold Ashanti was selected in 2018, for the third consecutive year, for inclusion in the RobecoSAM Dow Jones Sustainability Emerging Markets Index for continued improvement in our sustainability practices. In 2018, 75 companies in the metals and mining sector were invited to participate, with 58 being comprehensively assessed in terms of the economic, environmental and social factors. AngloGold Ashanti retained its membership of the DJSI emerging markets index and achieved an overall score of 66 (industry average score: 37), and was in the 86th percentile relative to its peers.

The scoring was as follows:

• Economic performance: 64 (average industry score: 42)

• Environmental performance: 70 (average industry score: 33)

• Social performance: 66 (average industry score: 35)

The RobecoSAM Dow Jones Sustainability Index measures companies' performance on sustainability practices. RobecoSAM publishes the globally recognised Dow Jones Sustainability Indices, together with S&P Dow Jones Indices.

Responsible Mining Index

The Responsible Mining Foundation, a charitable non-profit organisation based in Amsterdam, has created the RMI to assess companies in terms of "what society can reasonably expect of large-scale mining companies". The index examines the extent to which companies address a range of economic, environmental, social and governance (EESG) issues across their mining activities.

The 2018 index covered 30 mining companies from 16 countries, including publicly-listed, state-owned and private companies. Six performance measures were used to assess policies and practices on the EESG aspects for which AngloGold Ashanti's ranking was as follows:

• 1 for working conditions

• 3 for lifecycle management

• 4 for community wellbeing

• 4 for environmental responsibility

• 10 for business conduct

• 16 for economic development

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

Safety

Safety remains our first value and our most significant material issue, and we remain committed to achieving our objective of zero injury and harm. We recognise that as a company, we will continue to be judged by our ability to protect employees from avoidable injury and harm. Safety management is embedded and integrated into the business, and our risk management processes support the drive to ensure that our workplaces are free from harm. In addition, line management is enabled to promote safe operations, through our safety strategy.

During 2018, understanding and management of operational safety risk profiles in challenging operating conditions continued to be a major focus.

Following on the implementation and continuous reinforcement of the safety strategy at our operations, our safety performance has improved over the years. The decline in the rail-bound transport risk in South Africa has largely been due to installation of technical controls for underground transport at Mponeng, including collision avoidance devices, front-driven locomotives and electronic remote signalling.

Seismic risk continued to present a significant challenge in relation to ground control. Additionally, heightened risk due to business rationalisation and changes in organisational structures required a greater focus on change management. However, these were carefully controlled and managed, as evidenced in our improved safety performance.

In our other regions, there were no significant organisational changes or operational interventions to affect the overall risk profile. The progressive expansion of underground mining in these regions is not expected to materially change the risk profile, as mechanised mining methods are used.

Communities

One of AngloGold Ashanti's values is that the communities and societies in which we operate should be better off for our having been there. As our operations either develop and expand, requiring land, or embark on closure, the principle of shared value gains prominence, making this value ever more significant. Increasingly, host communities and nations expect the mining industry to contribute to their development and to share yet more of the value generated from mineral extraction. Community expectations for a fair deal and meaningful existence include realising current value from the mineral endowments, land, as well as being able to thrive after the conclusion of mining operations. We have also observed a convergence of formal mining licensing requirements at national level, with societal interpretations of the social licence to operate.

AngloGold Ashanti remains committed to working with governments and communities in these matters and being accountable to our shareholders to mine responsibly and adhere to good ESG practices.

While community demands and the complexity of social challenges faced may be felt more acutely at our operations in emerging economies, where the challenges of poverty, unemployment and inequality are most visible, the concept of shared value is relevant across all our operations.

Our social performance is a critical determinant of our continued ability to conduct our business activities, underpinning as it does our ability to maintain our social licence to operate.

Our 2030 aspirational community goal, which is aligned with the SDGs, is: Self-sustaining communities – free from poverty and inequality. To deliver on this aspiration, we endeavour to ensure that communities experience real and sustainable benefits from our operating activities. Such an approach, which is likely to boost our competitive positioning, is aligned with the increasing emphasis on responsible investment.

For more detailed information on our contribution to self-sustaining communities, see <SDR>. This report also contains information on our performance and work relating to community health, community and asset security, respecting human rights and artisanal and small-scale mining.

Socio-economic development and community upliftment

The socio-economic development of host communities is vital if they are to be self-sustaining during and beyond mining operations. Our group sustainable development strategy focuses on strengthening the mine value chain by promoting local participation (ownership) and local value add.


Ghana – Obuasi

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

To embed this new approach across the Company, in August 2018, the executive signed off a group Local Procurement Policy. This policy seeks to establish a company-wide sustainable local procurement programme to safely and ethically stimulate economic and social development within the countries and communities where we operate.

The policy recognises that building capability within the local value chain, along with establishing partnerships to support diversification of local suppliers, is central to their sustainability in the long term. This policy was formally launched throughout the group in 2018. The launch was followed by a campaign in the Americas, Australasia and Continental Africa to mobilise and guide operations on its implementation.

In addition to the contribution made through local procurement, a range of enterprise development and social infrastructure-related initiatives continued across the Company. For the year, global community investment totalled $22.25 million. For further detail, see the Regional Reviews in this report, the **<OP>** and the **<SDR>**.

Community investment by region



■	Continental Africa	39
■	Americas	41
■	Australasia	3
■	Southb Africa	17

Principles underpinning the group Local Procurement Policy

- As a strategic imperative, we will make every reasonable effort to procure all goods and services locally. Non-local purchases will require requisite approval

- Beyond local ownership, we will drive strategic partnerships which create local employment, skills transfer, and economic value-add

- We should actively develop local suppliers to create capacity and capability

- We will seek to create competitive and diverse options for supply that can be sustainable beyond life of mine

- Implementation will require extensive internal and external engagement

Environment

While many of the environmental issues faced vary by region – a function of local conditions, the nature of the operation and differing regulatory frameworks – certain aspects such as water, land and energy, feature across the organisation. Although these are affected by both our business practices and local regulatory frameworks, the related environmental dynamics may vary. For instance, some operations experience water scarcity while at others the challenge relates to an excess of water. As we operate in water scarce areas, we remain conscious that this

Total procurement spend

$2.06bn

Proportion of spend on local suppliers

78%



Total centrally* managed procurement spend

$1.42 billion



Total regionally* managed procurement spend

$0.64 billion



Total procurement spend
($ billion)

2014	2.60
2015	2.10
2016	1.98
2017	2.29
2018	2.06



Community investment
($ million)

2014	14.80
2015	15.22
2016	20.16
2017	24.05
2018	22.25

* Centrally managed procurement relates to that which is managed or locally sourced while regionally managed procurement is that which is managed and sourced from beyond the borders of the country concerned

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

resource is to be shared with other users such as local communities. We have become increasingly proactive in this, as our approach to environmental management and stewardship has matured over the years. This has gone hand in hand with enhanced understanding that good environmental management is a prerequisite for good business performance, and that the development and maintenance of controls to prevent and mitigate negative environmental impacts must be incorporated into business planning, resource allocation and work processes.

Our 2030 aspirational environmental goal, which is aligned with the SDGs, is to 'Eliminate harm and use natural resources optimally'.

Additionally, operational leaders are assuming more accountability for reporting on and addressing environmental impacts. An indicator of our overall environmental performance is the number of reportable

environmental incidents. Just two were reported in 2018, down from five in 2014. In addition, all our operating mines are now ISO 14001: 2015 certified.

Key aspects of our environmental stewardship and management relate to the issues discussed below:

Water management
Water management has remained a key focus for AngloGold Ashanti. Variances in water consumption at our operations are influenced by differences in climate, the nature of available water sources, as well as mine and processing plant designs. Over the years, AngloGold Ashanti has consistently focused on reducing the absolute amount of water consumed, as well as the intensity of water use as measured by kilolitres of water used per tonne treated. Water import sources include utility companies, rivers and lakes, ground water, and water draining into pits and deep underground workings. Over

the past year, we reduced our total water usage by12% from last year, with specific year-on-year changes attributable to the reduction in number of operations in South Africa following the sale of some of the mines and putting others under orderly closure. Year-on-year water imports in South Africa reduced by 28% and intensity reduced by 20%. This resulted in an improved company performance across both parameters. Work continues to further improve these parameters at all operations.

AngloGold Ashanti has contributed actively to the development of the International Council of Mining and Metals (ICMM) water stewardship position statement and subsequent implementation of the guidance document. As a participant in its design, AngloGold Ashanti also presented an overview of the position statement at a thought leadership meeting of the Future Water Institute, University of Cape Town, in August 2018.

Energy and climate change
Climate change is a global challenge posing risk to society and the environment. AngloGold Ashanti is focused on climate change mitigation by reducing emissions and improving our efficiency of fossil energy use.

Most of the energy we consume is generated from fossil fuels. It is either being purchased from coal-fired utilities or generated by our operations through the combustion of fossil fuels. A minor percentage of our energy is sourced from hydropower, with more than 95% of the related greenhouse gas (GHG) emissions resulting from energy consumed. In 2008, AngloGold Ashanti announced a long-term target of reducing its GHG emission intensity by 30% from 2007 levels over 15 years. The confirmed time-frame is 15 years (2022) using the metric of tonnes of CO_2 equivalent per tonne of ore treated. While there have been more improvements over the past 10 years, the sale of some of the underground



Water use
(Megalitres)

2014	63,721
2015	59,601
2016	50,716
2017	52,219
2018	45,892



Water use efficiency
(Kilolitres per tonne treated)

2014	0.60
2015	0.64
2016	0.59
2017	0.61
2018	0.57



Energy consumption
(Petajoules)

2014	32
2015	29
2016	29
2017	30
2018	25



Energy intensity
(Gigajoule per tonne treated)

2014	0.30
2015	0.31
2016	0.33
2017	0.35
2018	0.32

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

assets in South Africa early in 2018 provided another step change in our emission intensity profile, dropping to 46% below the 2007 base year. Energy efficiency gains in South Africa contributed much of the reductions achieved during 2018. Overall, the Company's greenhouse gas emissions intensity declined by 35% for the year. Details of this are covered in the <SDR>.

Protecting biodiversity
In minimising and addressing our impact on the environment, we seek to protect biodiversity in the areas in which we operate. This underpins our respect for the environment. One of our most significant biodiversity initiatives is that underway in the Australia region. This overseen by the Great Victoria Desert Biodiversity Trust which protects vegetation and threatened fauna in the Great Victoria Desert. For more on this see the <Regional review – Australasia>.

In addition, in Colombia, we have obtained the necessary environmental approvals relating to biodiversity to certain of our projects. For the Gramalote project, the Flora Compensation Plan to offset project-related biodiversity losses that we submitted early in the year has since received a resolution from the Regional Environmental Authority and the Environment Ministry's Forestry Directorate, allowing the use of and cutting of priority plant species in areas not already permitted. In the second half of the year, the Quebradona Project received its Biotic

Research Permit from the Corantioquia Region Environment Authority. This critical permit is required to collect fauna and flora samples from within the project's area of influence, and to complete environmental baseline studies.

Managing our tailings facilities
Understanding the integrity of our tailings facilities and actively managing any potential risks remain priorities. We are mindful that while the likelihood of a tailings failure is low, the consequences should this occur could potentially be catastrophic.

All our tailings and heap leach facilities are actively managed in line with international practice and are audited annually. Monitored facilities include all those under development, all active structures, those being reclaimed and dormant ones. Audit and risk ratings consider current and future stability, tailings capability under various operating and climatic conditions, potential impacts such as groundwater contamination and preparedness for adverse events.

Audit considerations and our risk ratings consider current and future stability, tailings capability under various operating and climatic conditions, potential impacts such as groundwater contamination, and preparedness for adverse events. Any remedial action taken is also actively monitored.

In South Africa, a prefeasibility study

conducted for the Kareerand tailings storage facility expansion project identified key design, geotechnical and potential groundwater contamination. Work done included an environmental and social impact assessment.

Mitigation measures for this included a combination of a groundwater interception borefield, phytoremediation and provision for water treatment after closure in 2042.

AngloGold Ashanti has a clear framework that sets principles, standards and guidelines for the construction, management and oversight of its TSFs. It is our obligation to ensure that our TSFs are stable, non-polluting and contained. We are guided in this regard by international practice, and conduct regular detailed inspections by internal specialists and independent third-party experts, as well as ongoing monitoring and ongoing preventive maintenance.

Responsible consumption and cyanide code certification
AngloGold Ashanti participates in and is committed to the International Cyanide Management Code, of which it is a founding signatory. The code focuses on the safe manufacture, transportation and use of cyanide in gold production.

During the year, Córrego do Sítio II (AGA Mineração) and Tropicana attained their maiden certifications. Additionally, MWS which is part

of surface operations in South Africa, is also preparing for certification. This is the only active operation where cyanide code certification remains outstanding. The final certification audit is due in 2019.



GHG emissions
(Kilotonnes)

2014	4,613
2015	4,162
2016	4,062
2017	3,953
2018	2,571



GHG emissions intensity
(Kilogram of GHG per tonne treated)

2014	43
2015	45
2016	48
2017	46
2018	32

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

Integrated closure management

Integral to our environmental stewardship and management is mine closure. Closure planning has both environmental and social implications and it interfaces with all dimensions of sustainable development -the economic, social, environmental and governance aspects. At AngloGold Ashanti we have closure management processes in place which are executed from exploration stage until mine closure. Considerations in this process would include addressing the possible environmental impacts, such as the effects of pollution after closure, reclamation of land for productive use during operations and post-closure, and effective management of mining infrastructure. In addition to risk mitigation, increasing attention is being paid to possible opportunities that need to be explored and capitalised on during the entire mining lifecycle – from design, through operations and beyond closure. This includes active and concurrent rehabilitation, repurposing of waste, supply chain development and alternative land and infrastructure use.

Rehabilitation is sometimes accelerated to manage closure liabilities, reduce costs and free up land for alternative economic use as and when considered necessary. Freeing up

land was done in Ghana, at Obuasi, where AngloGold Ashanti surrendered 60% of the Obuasi mine concession to the government of Ghana to, among others, encourage a range of socio-economic development activities in the region. Currently, accelerated rehabilitation is being undertaken at Sadiola and Siguiri.

At Tropicana, a novel approach to rehabilitation includes biodiversity and community participation.

At Yatela, where integrated closure is proceeding, rehabilitation is focused on care and maintenance of previously rehabilitated areas and continuation of the heap leach pads rinsing pilot project. The closure process here is due for completion in 2021. See <Planning for the future> for more information. Further, the sale process is underway which will take into account completion of the rehabilitation and closure of the Yatela site.

Concurrent rehabilitation and effective land management continued to be central pillars of our integrated closure management programmes during the year.

Related actions in 2018 were:

• In greenfields projects, the main closure elements and costs are detailed in the

feasibility report and are the foundation of a new mine's closure plan. In brownfields projects, incremental closure activities and associated costs arising from the project are documented, using the existing closure plan as a baseline and as a source of relevant rates. This approach is being applied to the Obuasi redevelopment and to the Quebradona project

• Strengthening the local supply chain's capability within the mining value chain is an important social and economic aspect of closure. Operations, particularly in Continental Africa, have begun implementation of the local procurement policy, setting targets and identifying opportunities at operational level

• Accelerated environmental management of the South Africa region's footprint which has shrunk following the asset sales and orderly closure of operations in recent years. Certain rehabilitation projects have been brought forward as we address our environmental liabilities

For more detailed information on environmental management and integrated closure, see <SDR>.


Brazil – Cuiabá, AGA Mineração

MANAGING OUR SUSTAINABILITY AND ESG IMPACTS CONTINUED

Remediation obligations and provisions

The Company's long-term environmental remediation obligations include decommissioning and restoration liabilities relating to past operations. These obligations are based on an operation's Environmental Management Plan and the relevant regulatory requirements. An assessment of closure liabilities is undertaken annually and these liabilities are presented in the table alongside.

Provisions for remediation costs are made when either there is a present obligation, when it is probable that expenditure on remediation work will be required or when the cost can be estimated within a reasonable range of possible outcomes. These costs are based on information currently available, the technology expected to be available at the time of the clean-up, the expected time-frame for remediation, laws and regulations presently or virtually certain to be enacted, and previous experience of remediation. Provision for restoration and decommissioning costs is made at the present value of the expenditures expected to settle the obligation using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Rehabilitation liabilities per operation ($ million)

Operation	2018			2017
	Restoration	Decom-missioning	Total	Total
Continental Africa	234.8	143.5	**378.3**	430.9
Ghana				
Iduapriem	30.1	12.7	**42.8**	44.3
Obuasi [3]	126.9	36.3	**163.2**	211.4
Guinea				
Siguiri	29.0	24.1	**53.1**	59.4
Mali [4]				
Morila	–	7.6	**7.6**	9.0
Sadiola	14.1	12.5	**26.6**	26.6
Yatela	4.2	8.1	**12.3**	13.2
DRC				
Kibali [4]	–	10.6	**10.6**	10.5
Tanzania				
Geita	30.5	31.6	**62.1**	56.5
Americas	101.6	35.9	**137.5**	146.6
Argentina				
Cerro Vanguardia	51.4	17.7	**69.1**	66.2
Brazil				
AGA Mineração	35.7	12.9	**48.6**	57.3
Serra Grande	7.3	5.3	**12.6**	16.4
United States of America				
Other	0.4	–	**0.4**	0.5
Colombia				
La Colosa	6.4	–	**6.4**	5.8
Gramalote [4]	0.4	–	**0.4**	0.4
Australasia	54.8	33.7	**88.5**	88.3
Australia				
Sunrise Dam	25.4	15.2	**40.6**	42.1
Tropicana	29.4	18.5	**47.9**	46.2
South Africa	12.4	63.3	**75.7**	118.5
Great Noligwa [1]	4.6	26.1	**30.7**	31.6

Operation	2018			2017
	Restoration	Decom-missioning	Total	Total
Kopanang	–	–	**–**	9.3
Moab Khotsong	–	–	**–**	18.8
TauTona [2]	2.7	14.2	**16.9**	21.2
Mponeng	1.6	3.1	**4.7**	8.6
Legacy projects				
- Vaal River	–	2.8	**2.8**	3.0
- West Wits	–	0.2	**0.2**	0.4
- Other	0.2	–	**0.2**	0.2
First Uranium SA	3.3	16.9	**20.2**	24.6
Nufcor	–	–	**–**	0.8
	403.6	276.4	**680.0**	784.3
Less equity-accounted investments included above [4]	(18.6)	(38.9)	**(57.5)**	(59.6)
Less liabilities held for sale included above [5]	–	–	**–**	(29.1)
Total	385.0	237.5	**622.5**	695.6

[1] Includes Vaal River shared infrastructure which does not form part of the liabilities held for sale in 2017

[2] Includes Savuka

[3] Includes Mpasatia (Bibiani pit)

[4] The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia

[5] Includes the liabilities held for sale of Moab Khotsong, Kopanang and Nufcor

SECTION 3

LEADERSHIP AND ACCOUNTABILITY

We review our performance and philosophy regarding corporate governance, remuneration and assurance of the information presented in this Integrated Report.

IN THIS SECTION

Ethical leadership

Responsible corporate citizen

Promoting diversity

Fair and responsible pay

AUDIT AND RISK COMMITTEE:
CHAIRMAN'S LETTER

The Audit and Risk Committee is charged with ensuring the integrity of information and transparency of corporate reporting to stakeholders in line with relevant reporting standards.

The Audit and Risk Committee executed its duties in terms of paragraph 3.84(g) of the JSE Listings Requirements as reported in the Audit and Risk Committee Chairman's Letter in the **<AFS>** (pages 1 to 6).

It is the Audit and Risk Committee's principal fiduciary duty to oversee the integrity of the group's internal control environment and to ensure that the Company's financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and the Company and the results of their operations.

The Audit and Risk Committee's duties to the Company as required by section 94(2) of the Companies Act, JSE Listings Requirements, as recommended by King IV, and the board-approved terms of reference are set out in the Audit and Risk Committee's annual work plan. These duties were discharged as follows:

- Reviewed the trading and market updates and the half year and full year results
- Confirmed the integrity and quality of and signed-off the group's Integrated Report, Annual Financial Statements and the Form 20-F
- Assessed accounting judgements and estimates
- Reviewed tax provisions and contingencies
- Considered the Mineral Resource and Ore Reserve Report
- Assessed going concern assumptions and solvency/liquidity requirements
- Monitored the XBRL and i-XBRL filing processes

- Assessed scope and effectiveness of systems to identify, manage and monitor financial and non-financial risks
- Reviewed the procedures for detecting, monitoring and managing the risk of fraud
- Reviewed scope, resources, results and effectiveness of internal audit department
- Approved the internal audit plan, monitored its execution and approved subsequent changes to the plan
- Ensured that a combined assurance model is applied to provide a co-ordinated approach to all assurance activities (see statement of internal control)
- Assessed significant whistle-blowing reports
- Monitored the governance of information technology (IT) and effectiveness of the group's information systems, including cybersecurity. For IT governance processes, see page 3 of the **<AFS>**

Financial reporting

Governance

System of internal control and risk management

External auditors

- Reviewed developments in reporting standards, corporate governance and best practice
- Reviewed the adequacy and effectiveness of the group's compliance function
- Conducted a self-assessment to evaluate the committee's effectiveness
- Reviewed the expertise, experience and performance of the finance function and Chief Financial Officer
- Assessed the effectiveness of the internal audit function through an independent external quality assurance review
- Reviewed the terms of reference of the Audit and Risk Committee with no significant amendments required

- Nominated the appointment of independent external auditors for approval by shareholders
- Assessed their effectiveness
- Reviewed and approved terms of engagement
- Approved the external audit remuneration
- Approved auditors' integrated audit plan
- Pre-approved all non-audit services
- Reviewed their independence based on written confirmation of independence and length of tenure and concluded there were no impediments to auditors' independence
- Considered results of most recent reviews by the Independent Regulatory Board of Auditors (South Africa) and Public Company Accounting Oversight Board (United States) and confirmed that there were no significant matters reported
- Approved the appointment of external auditors to provide independent limited assurance on certain sustainability indicators as included in the <SDR>

AUDIT AND RISK COMMITTEE:
CHAIRMAN'S LETTER continued

Looking forward

The Audit and Risk Committee understands that its work is increasingly broad and complex and that, as a committee, we are required to keep abreast of developments impacting AngloGold Ashanti.

During 2019, the Audit and Risk Committee will continue to monitor:

- the impact of the new leases' accounting standard applicable from 1 January 2019 on the existing accounting policies and contracts in place
- progress made in terms of the XBRL and i-XBRL tagging process for SEC and the Companies and Intellectual Property Commission for filing purposes

In the spirit of continuous refinement and improvement of the group's combined assurance model and changing operational risk profile, the Audit and Risk Committee will continue to monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process during 2019. The committee will also consider the group's approach to Mandatory Audit Firm rotation which will be effective for the 2024 financial period.

Statement of internal control

The opinion of the board on the effectiveness of our internal control environment is informed by the conclusion reached by the Audit and Risk Committee.

The Audit and Risk Committee assessed the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls. The assessment, when considered with information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, led to the conclusion that nothing has come to the attention of the board that caused it to believe that the Company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

Group Internal Audit Statement

Group Internal Audit provides internal independent assurance to the AngloGold Ashanti Audit and Risk Committee delivering an assessment of the effectiveness of AngloGold Ashanti's ethical culture, its governance of risk management, governance of information technology, compliance with laws, rules, codes and standards, and of the design, implementation and effectiveness of internal controls over financial reporting. Group Internal Audit conforms with the Institute of Internal Auditors' International Standards for the Professional Practice of Internal Auditing, and follows a risk based combined assurance programme in providing assurance on the internal control environment of the group.

In this, it is further supported by a quarterly control self-assessment performed on internal controls over financial reporting. Group Internal Audit also reviews the managerial processes in place to support the preparation and finalisation of the Integrated Report. Group Internal Audit is of the opinion that the governance, risk management and internal control environment is effective and that the internal controls and processes designed and implemented to manage the Integrated Report reporting process are effective and form a sound basis for the preparation of a reliable Integrated Report. This assessment forms the basis for the Audit and Risk Committee's recommendation in this regard to the board.

Thienus Coetzee
Senior Vice President: Group Internal Audit
Johannesburg

CORPORATE GOVERNANCE

↓ **1** *www.anglogoldashanti.com/wp-content/ uploads/2018/04/King-IV-Final.pdf*

Good corporate governance is an integral part of the group's sustainability. Adherence to the standards and recommendations set out in the King IV Report and other relevant laws and regulations is vital to achieving our strategic priorities.

Ethical leadership and corporate citizenship

The board is responsible for the oversight of corporate governance at AngloGold Ashanti. The board acknowledges that sound governance principles and practices underpin the creation of value and the sustainability of the business, and are thus crucial to the achievement of the business objectives. AngloGold Ashanti also recognises that strategy, performance, sustainability and risk are inseparable.

Our values-driven culture and the Code of Business Principles and Ethics (Our Code) underpin AngloGold Ashanti's governance structures and processes, committing the Company to high standards of business integrity and ethics in all its activities.

The AngloGold Ashanti board is committed to promoting good governance and providing ethical leadership and thus supports the outcomes contained in the King Report on Corporate Governance for South Africa 2016 (King IV), namely ethical culture, good

performance, effective control and legitimacy. AngloGold Ashanti reviewed its application of the King IV principles and is satisfied that the Company is materially compliant with application of King IV. A statement on AngloGold Ashanti's application of the principles of King IV is available on www.anglogoldashanti.com **1**.

Our Code, launched in 2010, is the defining document on AngloGold Ashanti's values and ethics, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which the Company operates. It provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, the use of company assets, privacy and confidentiality, disclosures and insider trading.

The board ensures that at all times the Company is, and is seen to be, a responsible corporate citizen by not only considering the financial performance of the Company, but by striving also to enhance and invest in the economic life of the communities in which AngloGold Ashanti operates, society in general and the environment. The board's Social, Ethics and Sustainability Committee ensures the application of these principles and the Executive Committee is responsible for ensuring they are adhered to.

Board composition

The Company is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine independent non-executive directors and two executive directors. The board comprises directors with a variety of skills, professional experience and backgrounds which complement each other in the execution of the board's duties. The composition of the board promotes the balance of power and of authority and precludes any one director from dominating decision-making.

Board characteristics

AngloGold Ashanti board

Independent non-executive directors (9)

Sipho Pityana (Chairman)
Alan Ferguson
Albert Garner
David Hodgson
Maria Richter
Michael Kirkwood
Nozipho January-Bardill
Rhidwaan Gasant
Rod Ruston

Executive directors (2)

Kelvin Dushnisky (CEO)
Christine Ramon (CFO)

Tenure		
9 years and longer	9.1%
6 to 8 years	36.4%
3 to 5 years	36.4%
Less than 3 years	18.1%

Diversity		
Female	27.3%
Male	72.7%
HDSA	36.4%
Other South Africans	9.1%
Non-South African	54.5%

CORPORATE GOVERNANCE CONTINUED

New directors are appointed by the board pursuant to the recommendations of the Nominations Committee, which conducts a rigorous assessment of the credentials of each candidate. Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of prospective board members and the requirements of the Directors' Fit and Proper Standards of the Company, as well as regional demographics are considered in appointing board members. The appointment of all directors is subject to the approval of the shareholders at the next annual general meeting following their appointment.

In terms of the Company's Memorandum of Incorporation (MOI), one-third of the directors are required to retire at each annual general meeting and, if they are eligible and available for re-election, will be put forward for re-election by shareholders. The board has determined that the directors to retire at the forthcoming annual general meeting are Maria Richter, who is eligible and has offered herself for re-election, and Michael Kirkwood and David Hodgson, who have elected not to stand for re-election, in accordance with board policies and guidelines. See the <NOM>.

Board diversity

AngloGold Ashanti supports the principles and aims of diversity at board level, and recognises and embraces the benefits of having a diverse board. Board policy on the promotion of gender diversity at board level aims to ensure that at least 40% of board members are women by 2020. In 2018, women made up 27.3% of the board, down from 36% in 2017, a result of the resignation of Sindiswa Zilwa and the subsequent appointment of Alan Ferguson.

When considering race diversity, for AngloGold Ashanti to leverage the benefits of having a globally diverse board aligned with the Company's geographic footprint, race is not limited to 'black' as defined by the South African Department of Mineral Resources but also includes foreign black nationals. The voluntary target for race diversity at board level is 50% black representation. In 2018, black representation from a global and historically disadvantaged (HDSA) perspective was at 36%, down from 55% on a global basis and 45% on a HDSA basis in 2017. This reduction is attributed to the resignations of Sindiswa Zilwa and the Chief Executive Officer, Srinivasan Venkatakrishnan.

Both gender and race diversity will be considered in determining the optimum composition of the board and succession planning, and when possible will be balanced appropriately given the skills, experience, independence and knowledge required for the board to be effective as a whole.

Directors' interests

Directors are required to declare their interests annually and to disclose any conflicts of interest, and if they arise, to determine whether there are any that conflict with their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest form is maintained by the company secretary and any new interest is declared at each meeting.

Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, directors, management and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed or prohibited periods.

All directors and the company secretary require prior approval from the chairman to deal in the Company's shares. The company secretary retains a record of all such share dealings.

Independence of directors

Determination of director independence is guided by King IV, the Companies Act, the JSE Listings Requirements, the NYSE independence test and the Company's internal policy on independence, as well as best practice. For the year under review, all non-executive directors were found to be independent in terms of mind, character and judgement.

Executive directors

The group's Chief Executive Officer (CEO), Kelvin Dushnisky, is responsible for execution of the Company's strategy and reports to the board. He chairs the nine-member Executive Committee that is responsible for the day-to-day management of the group's affairs. The committee's work is supported by country and regional management teams as well as by group corporate functions.

The group Chief Financial Officer (CFO) position is held by Christine Ramon. As required by the JSE Listings Requirements, the Audit and Risk Committee annually considers and expresses its satisfaction at the level of expertise and experience of the CFO.

The Audit and Risk Committee concluded that Christine Ramon, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the CFO's review, which is included in the <AFS>.

Both the CEO and CFO are executive directors on the board.


Brazil – Serra Grande

CORPORATE GOVERNANCE CONTINUED

The board and board committees

The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed when required, or at least annually.

AngloGold Ashanti's board and committees

The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.

Audit and Risk Committee	Social, Ethics and Sustainability Committee	Remuneration and Human Resources Committee	Nominations Committee	Investment Committee
Oversees the integrity of financial reporting, the existence of proper internal controls, the integrity of the <IR>, <AFS> and <R&R>, and of risk management processes, and assesses the Company's continuing ability to operate as a going concern. The committee assists the board with the oversight of IT governance, risk management and the implementation of a group ethics and regulatory compliance programme. It ensures the Company has qualified external auditors and internal auditors. More detailed information on the committee's achievements is available in the <Audit and Risk Committee chairman's letter>.	The key responsibility is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct and to ensure that the Company develops and behaves as a responsible corporate citizen. The committee ensures that the sustainability strategy positions the Company as a leader in mining and that sustainability objectives are effectively integrated into the business. This committee oversees the integrity of and approves the <SDR>. More information on the work done during the year by the committee is available in the <SDR>.	Assists the board in ensuring that AngloGold Ashanti's remuneration policies are in its long-term interests. The committee ensures that in terms of the decisions made, non-executive directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that shareholder value is delivered. It assists the board in the development of the Company's human resources environment. More information on the achievements of the committee is available in the <Remuneration Report>.	Develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the chairman, CEO and the company secretary, and at the same time fully considers succession planning and leadership in the group. The committee reviews board composition, including the balance of skills, experience and independence, and develops and implements the annual evaluation processes, whether internal or external.	Assesses individual capital projects and investment and divestment opportunities to ensure that investments, divestments and financing proposals are in accordance with AngloGold Ashanti's primary objective of creating shareholder value on a sustainable long-term basis.

The latest approved board charter and the committees' terms of references, containing detailed information regarding their respective responsibilities and mandates, are available at: www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx



CORPORATE GOVERNANCE CONTINUED

Board and committee meeting attendance

Directors' attendance at board and committee meetings during 2018 was as follows:

	Board	Audit and Risk	Investment	Remuneration and Human Resources	Social, Ethics and Sustainability	Nomination	CEO Search [6]	NED Search [6]
Number of meetings in 2018	10	5	4	4	5	2	4	4
SM Pityana	10	n/a	n/a	4	5	2	4	4
R Gasant	10	5	4	n/a	n/a	n/a	n/a	n/a
DL Hodgson	10	n/a	4	n/a	5	n/a	n/a	1
NP January-Bardill	10	n/a	n/a	4	5	n/a	n/a	n/a
MJ Kirkwood	10	5	n/a	4	n/a	2	n/a	3
AH Garner [1]	10	3	4	n/a	n/a	1	n/a	n/a
RJ Ruston	10	5	4	n/a	n/a	n/a	4	3
MDC Richter	10	5	n/a	4	n/a	2	4	n/a
SV Zilwa [2]	5	3	1	2	n/a	n/a	n/a	n/a
AM Ferguson [3]	2	1	n/a	1	n/a	n/a	n/a	n/a
S Venkatakrishnan [4]	7	n/a	n/a	n/a	4	n/a	n/a	n/a
KPM Dushnisky [5]	2	n/a	n/a	n/a	n/a	n/a	n/a	n/a
KC Ramon	10	n/a	4	n/a	n/a	n/a	n/a	n/a

[1] AH Garner ceased being a member of the Audit and Risk Committee as of 15 May 2018 and was appointed to the Nominations Committee will effect from 16 February 2018.

[2] SV Zilwa resigned with effect from 15 May 2018.

[3] AM Ferguson was appointed with effect from 1 October 2018.

[4] S Venkatakrishnan resigned as CEO with effect from 30 August 2018.

[5] KPM Dushnisky was appointed as CEO with effect from 1 September 2018.

[6] Two special purpose committees were established by the board during 2018, the CEO Search Committee and the NED Search Committee.

CORPORATE GOVERNANCE CONTINUED

↓ **1** *www.anglogoldashanti.com/company/leadership/*

Board and committee evaluations

Board performance is evaluated annually and includes an assessment of the board as a whole, individual directors and each committee by members of the committee. An external board evaluation is conducted every third year and for the other two years, an internal evaluation is facilitated by the company secretary.

Evaluation of the effectiveness and performance of the board and its committees was internally assessed in 2018. The overall results indicated the board was performing well, and that the governance structures are better than satisfactory and closely aligned with best practice.

Company secretary

The company secretary, Maria Sanz Perez, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the company secretary in 2018 and was satisfied that Maria Sanz Perez is qualified to serve as company secretary. The board also confirmed the company secretary's independence and that she maintains an arms-length relationship

with the board and is not a director of the Company. Maria Sanz Perez's qualifications and experience are available on the website, www.anglogoldashanti.com **1**.

Legal, ethical and regulatory compliance

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

External and internal standards and regulations

AngloGold Ashanti adheres strictly to legislative and regulatory requirements, including several external and voluntary standards which are listed below.

The Company is a member of and a signatory to the:

- International Council on Mining and Metals
- Principles of the United Nations Global Compact
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights

- Voluntary Principles on Security and Human Rights
- World Gold Council's Conflict-Free Gold Standard

The Company is committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights
- International Labour Organisation

In addition, we have group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its shares or depositary receipts being registered with the Securities and Exchange Commission (SEC) in the United States, AngloGold Ashanti is also subject to the various laws regarding securities that are applicable in that country. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges that the Company is listed on. These are the JSE, Ghana and the Australia stock exchanges.


Ghana – Obuasi

CORPORATE GOVERNANCE CONTINUED

↓ **1** *www.anglogoldashanti.com/sustainability*

South African Employment Equity Act 55 of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the Company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour in December 2018, covering the period 1 August 2017 to 31 July 2018. A copy of the report is available on the AngloGold Ashanti website, **1** www.anglogoldashanti.com/sustainability, in the section entitled "Employment Equity Reports".

Governance – supply chain management and procurement policies

Supply chain management is about more than just procuring the right product, at the right time, at the right quality and in the right quantities. Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efficiency, relationships and reputation and, ultimately, can affect our long-term sustainability. As a global company operating on most of the world's continents, responsible management of the supply chain is an increasingly important ethical and human rights consideration for our business. External ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice while complying with international human rights and labour standards and ensuring the economic participation of local stakeholders.

Tax strategy and tax management policy

Our tax strategy, which is aligned with AngloGold Ashanti's strategy and objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy, respecting the differing interests of all our stakeholders.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards their sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

AngloGold Ashanti is a member of the EITI, a global standard to promote open and accountable management of natural resources. The group is committed to reporting amounts paid to governments in respect of operations in countries that have implemented the standard.

The principles governing the group's tax strategy and policy have been reviewed and approved by the board of directors of AngloGold Ashanti who, together with the Audit and Risk Committee, monitor adherence to the policy.

Our tax policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied. This governance framework employs a combination of suitably skilled resources, internal processes, together with internal and external controls. Our approach to tax and our tax strategy are embedded in the organisation, through various regular regional governance meetings.

Our overall objective is to act responsibly in ensuring efficiency in our tax affairs in all countries in which AngloGold Ashanti operates, always in full compliance with the law while taking into account, however, that such laws may be subject to regular amendment and differing interpretations and practices prevailing from time to time.


South Africa

THE BOARD



A key role of the board of directors is to ensure ethical and effective leadership for the long-term sustainability of the business, and for the mutual benefit of all stakeholders.

Board tenure



Less than three years	18
Three to five years	37
Six to eight years	36
More than nine years	9

HDSAs



HDSA	33
Other South Africans	22
Non-South Africans	45

Gender breakdown of the board



73% Men **27%** Women

Independent non-executive directors

1 Sipho Pityana (Chairman)	**2** Alan Ferguson	**3** Albert Garner
BA (Hons), MSc, Dtech (Honoris) **Appointed:** 13 February 2007 and Chairman on 17 February 2014	BS, Accountancy and Business Economics, ACA **Appointed:** 1 October 2018	BSE, Aerospace and Mechanical Sciences **Appointed:** 1 January 2015
4 Rhidwaan Gasant	**5** Dave Hodgson	**6** Nozipho January-Bardill
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme **Appointed:** 12 August 2010	BSc (Civil Engineering), BSc (Mining) (Hons), BComm, AMP **Appointed:** 25 April 2014	BA, MA Applied Linguistics, Dipl Human Resources Development **Appointed:** 1 October 2011
7 Michael Kirkwood	**8** Maria Richter	**9** Rodney Ruston
AB, Stanford, Economics & Industrial Engineering **Appointed:** 1 June 2012	BA, Juris Doctorate **Appointed:** 1 January 2015	MBA Business, BE (Mining) **Appointed:** 1 January 2012

Independent non-executive directors	Executive directors	
10 Jochen Tilk*	**11** Kelvin Dushnisky (Chief Executive Officer)	**12** Christine Ramon (Chief Financial Officer)
B Mining Engineering, Masters Mining Engineering **Appointed:** 1 January 2019	B.Sc. (Hons.), MSc and Juris Doctorate **Appointed:** 1 September 2018	BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard) **Appointed:** 1 October 2014

* Jochen Tilk joined the board on 1 January 2019 and therefore is not included in the above statistics

Detailed CVs of directors are available on the corporate website, www.anglogoldashanti.com

THE BOARD CONTINUED

Audit and Risk Committee

Rhidwaan Gasant (chairman)

Alan Ferguson

Michael Kirkwood

Maria Richter

Rodney Ruston

Social and Ethics and Sustainability Committee

Nozipho January-Bardill (chairman)

Sipho Pityana

Dave Hodgson

Jochen Tilk

Board

Chairman: Sipho Pityana

Supported by nine independent non-executive directors and two executive directors

Meetings in 2018: ten

The board of directors has ultimate responsibility for AngloGold Ashanti's adherence to leading practice in ethical corporate governance. The board guides the strategy and applies its collective knowledge, experience, diversity and independence to ensure thoughtful, objective and diligent decision-making.

Remuneration and Human Resources Committee

Michael Kirkwood (chairman)

Sipho Pityana

Alan Ferguson

Nozipho January-Bardill

Maria Richter

Investment Committee

Rodney Ruston (chairman)

Albert Garner

Rhidwaan Gasant

Dave Hodgson

Christine Ramon

Jochen Tilk

Nominations Committee*

Sipho Pityana (chairman)

Albert Garner

Michael Kirkwood

Maria Richter

* In 2018, the Nominations Committee was supported in its work by two additional committees which were constituted to seek a new Chief Executive Officer and potential candidates for appointment as non-executive directors.

EXECUTIVE MANAGEMENT



AngloGold Ashanti's executive management team* (Executive Committee) comprises nine members two of whom are executive directors.

This committee oversees the day-to-day management of the group's activities and is supported by country and regional management teams as well as by group corporate functions.

As at 31 December 2018.

HDSAs



HDSA	33
Other South Africans	22
Non-South Africans	45

Gender breakdown of the executive management

67% Men   33% Women



1   Kelvin Dushnisky

Chief Executive Officer

B.Sc. (Hons.), M.Sc. and Juris Doctorate

2   Christine Ramon

Chief Financial Officer

BCompt, BCompt (Hons), CA(SA), Senior Executive Programme (Harvard)

3   Charles Carter

Executive Vice President: Strategy and Business Development

BA (Hons), DPhil

4   Graham Ehm

Executive Vice President: Group Planning and Technical

BSc (Hons), MAusIMM, MAICD

5   Ludwig Eybers

Chief Operating Officer: International

BSc (Min. Eng), Post graduate qualifications with Darden Business School, USA

6   David Noko

Executive Vice President: Sustainable Development

MBA, Senior Executive Programme, Post Graduate Diploma in Company Directorships, Engineering Higher National Diploma

7   Maria Sanz Perez

Executive Vice President: Group Legal, Commercial and Governance and Company Secretary

BCom LLB, Higher Diploma in Tax, AMP (Harvard), Admitted Attorney

8   Chris Sheppard

Chief Operating Officer: South Africa

BSc (Min. Eng.)

9   Tirelo Sibisi

Executive Vice President: Group Human Resources

BSSc, Advanced HR Executive Development Programme, MBA, Post Graduate Diploma in Business Management

Detailed CVs of current executive management are available on the corporate website, www.anglogoldashanti.com

REMUNERATION REPORT
SECTION ONE: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRMAN'S LETTER

Dear Shareholders

During 2018, the Remuneration and Human Resources Committee witnessed a leadership team that continued to consolidate its reputation for dependability through consistency, the delivery of strong results and the advancement of key strategic business objectives amid a seamlessly executed CEO transition. Through its focus on efficiencies, safety and prudent balance sheet management, the Company – which operates in an unpredictable industry – is now better positioned to react appropriately to prevailing market conditions, whatever they may be. This will stand AngloGold Ashanti in good stead moving forward.

Given complex operating environments in a number of the jurisdictions in which we operate, and exposure to volatile commodity and currency markets, the management team has done well to balance its commitments to stakeholders; it has continued the process of building a values-driven gold mining business.

AngloGold Ashanti again delivered across its key metrics during the period. All-in sustaining cost at $976/oz was a 7% improvement on the previous year. Free cash flow before investment in growth capital rose 74%, reflected good capital discipline.

Good progress was made on growth projects across our operating regions, with capital expenditure of $721 million, slightly below the guided range. Production at 3.4 million ounces, was in the upper half of the guided range, and adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA), a respectable $1,480m, was similar to the previous year, supported by our timely decision to sell some high cost assets. This was achieved in a year when the dollar gold price lifted modestly, up less than 1% during the year, and operating costs were lower.

The remuneration committee engaged successfully with management throughout the year, balancing the goals of retaining and attracting talent across the business, with the need to keep a close eye on costs, address the legacy pay gap across the organisation and put in place processes that establish clear benchmarks to ensure delivery of key strategic objectives.

We are grateful to our shareholders for their continued constructive engagement over the years and for contributing to the creation of our remuneration policy, which was designed with considerable market feedback before being approved in 2017. The overall remuneration policy, is in all aspects aligned with AngloGold Ashanti's transparency and sustainability

ethos, and adheres to South African corporate governance recommendations, including the King IV reporting recommendations.

The new remuneration scheme, implemented in 2018, is simplified and creates a better and longer-term alignment of interest between management and shareholders and ensures compliance with regulatory requirements. The shift to the Deferred Share Plan (DSP) has replaced all previous short- and long-term incentive schemes. Importantly, this plan places a greater focus on the fundamental performance drivers of capital efficiency and cash generation, while reducing reliance on measures beyond management's control, such as the gold price.

We continue to develop our leadership succession pool and have put in place a strategy to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration. Our commitment to 'Fair and Responsible Pay' is an ongoing process and we have adopted a framework and set of principles to achieve this – for more on this also see <People are our business>.

In line with a global drive across many industries, AngloGold Ashanti is working to address gender inequality. Female

CONTENTS


Brazil – Cuiabà

REMUNERATION REPORT CONTINUED

SECTION ONE: REMUNERATION AND HUMAN RESOURCES COMMITTEE: CHAIRMAN'S LETTER CONTINUED

representation on our board of directors is 27% and female representation in the executive management team stands at 33%. We are committed to gender equality and to ensuring men and women in equivalent roles are paid equally. There is still work to be done to further improve the gender balance at management level, and the leadership team and board are working closely together to achieve this important goal.

I would like to extend a warm welcome to Kelvin Dushnisky, our new CEO, who has a distinguished track record as a global gold mining executive. A smooth transition from his predecessor, Srinivasan Venkatakrishnan, was made easier when Kelvin was able to confidently support – and indeed commit to improving upon – our existing strategy. This is an approach focused on exceptional performance in the broad area of sustainability, the disciplined allocation of capital, tight management of costs to ensure a flexible balance sheet, continuous improvement of the portfolio and the development of an attractive pipeline of project options. The executive management team, led by Kelvin, remains committed to these strategic objectives that will allow AngloGold Ashanti to drive improvement in cash flow and returns, over the long term.

In practice, Kelvin has made abundantly clear that a strict set of return and leverage measures will be applied to all investments. He is also determined to enable his team to

have a high degree of focus in managing the portfolio, through a reconfigured organisational structure explained elsewhere in this report. This structure will allow our Chief Operating Officers greater ability to directly manage the operations in their charge. We believe the change will help drive continued improvements in our fundamental performance.

That focus will also be improved by a structured sale of assets, with the proposed divestment of our operations in Argentina and Mali.

As I retire from this position, I'd like to bid a fond farewell to the members of the committee who have all played an invaluable role in our deliberations on remuneration. I would also like to extend a warm welcome to Maria Richter, whom we are pleased to announce as my successor leading this important committee.

In closing, I would like to thank the members of the committee for their support and efforts during the past year, and Venkat for his unerring support both in the early part of 2018 and in all the years prior.

Michael Kirkwood
Chairman: Remuneration and Human Resources Committee
19 March 2019


Australia – Sunrise Dam

REMUNERATION REPORT
SECTION TWO: OVERVIEW OF REMUNERATION POLICY

AnGloGold Ashanti's remuneration approach aims to create a sustainable executive remuneration structure with increased alignment to shareholder views and interests, underpinned by the Company's strategic objectives and values.

At AngloGold Ashanti, the remuneration policy aims to align with the Company's strategic objectives while working to deliver on both internal and external stakeholder interests, in a manner that recognises uncontrollable market dynamics. This is accomplished by means of a governance and application framework that primarily aims to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.

The Deferred Share Plan (DSP) which replaced all previous short-term and long-term incentive plans, was implemented in January 2018, following extensive engagement with shareholders in 2017. Management believes that this new scheme has achieved the objectives that it had set out upon the design of the scheme, namely: simplification, transparency, increased alignment to shareholder interests, while remaining compliant with regulatory requirements. The DSP has placed greater focus on cash generation and capital efficiency by reducing measures that are outside of management's control such as the gold price.

Shareholder engagement

Voting at the 2018, 2017 and 2016 annual general meetings has been as follows in respect of the remuneration policy and implementation report respectively:

Votes	for	against	withheld
Remuneration policy			
16 May 2018	98.35	1.65	0.21
16 May 2017	98.23	1.77	0.60
4 May 2016	87.17	12.83	0.30

Votes	for	against	withheld
Remuneration implementation report			
16 May 2018	98.96	1.04	0.21
16 May 2017	98.31	1.69	0.30
4 May 2016	91.25	8.76	0.12

As required by King IV AngloGold Ashanti's remuneration policy and implementation report as detailed in this Remuneration Report will be tabled for separate non-binding advisory votes by shareholders at the upcoming annual general meeting (AGM). In the event that either the remuneration policy or the implementation report, or both, are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, the committee will ensure that the following measures are taken in good faith and with best reasonable efforts:

- An engagement process with shareholders to ascertain the reasons for the dissenting votes, and

- Appropriately addressing legitimate and reasonable objections and concerns raised which may include amending the remuneration policy or clarifying or adjusting remuneration governance and/or processes.

Key principles of our remuneration policy

In order to continue to support AngloGold Ashanti's remuneration approach, the remuneration policy is based on the following key principles:



Alignment with strategic objectives and shareholder interests

Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers

Remunerate to motivate and reward the right behavior and performance of employees and executives

Ensure that the remuneration structure is aligned with AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices

Promote an ethical culture and responsible corporate citizenship

Apply the appropriate global remuneration benchmarks

Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation

Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation

The use of performance measures that support positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operate

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Remuneration design

When determining appropriate remuneration, the Remco considers:

- The potential maximum total remuneration that each member of the executive management team could earn relative to their and the Company's performance

- External influences, primarily being:

  - shareholder views and recommendations associated with executive remuneration

  - economic trends

  - competitive pressure

  - the labour market and the pay-gap between the executive management team and the rest of the employee population in the Company

- Market benchmarks, choosing appropriate benchmarks in a market with similar attributes, including complexity, size and geographic spread

Remuneration practices are designed to be fair, responsible, transparent and compliant with legislative requirements within all the jurisdictions in which the Company operates.

Given the approval of the new DSP which resulted in extensive changes to variable pay in 2017, the Remco believed that it would be more productive to engage with shareholders again in 2019, when AngloGold Ashanti have more visibility on the impact of the new scheme. This will enable AngloGold Ashanti to have more factual data to inform shareholder discussions.

Fair and responsible pay

Senior management remuneration continues to be a sensitive topic. Scarce skills and talent retention remain a challenge, and this is compounded with the need to remain globally competitive in countries where labour rates are generally cheaper. Balancing these two elements has become challenging, particularly given the global requirement to disclose senior management earnings, and the Remco's requirement to ensure that executive earnings are not out of line with their peers.

In 2017 the process of developing a framework that describes how fair, responsible and transparent pay is defined for all employees commenced. This is a continually evolving journey, and as a group AngloGold Ashanti's remuneration policy reflects the principles of fair and responsible pay as follows:

Remuneration policy element	Fair and responsible pay principle
AngloGold Ashanti's remuneration is aligned to the strategic objectives and shareholder outcomes.	AngloGold Ashanti's variable pay is directly correlated to the achievement of measures linked to the Company scorecard. These metrics are linked to the creation of value over a mix of short, mid and long-term periods. Metrics are approved by Remco and recommended to the board for approval. AngloGold Ashanti is transparent with the approved metrics, and these are reported in the annual report.
Remunerate to motivate and reward the right behaviour and performance of employees and executives.	Individual performance is measured on an annual basis. Both individual and company performance measures financial and non-financial drivers including safety and people metrics. The DSP includes 38% of metrics that measure non-financial targets. The metrics are reviewed by the Remco on an annual basis to ensure that they are reflective of stretch performance.
Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers.	
Ensure that the remuneration structure is aligned to the organisations values and that the correct governance frameworks are applied across remuneration decisions and practices.	All remuneration falls under the ambit of Remco; all senior management remuneration is subject to approval by Remco. The DSP contains a forfeit and malus clause. Executive management are subject to a minimum shareholding requirement.

Continued overleaf

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Remuneration policy element	Fair and responsible pay principle
Promote an ethical culture and responsible corporate citizenship.	It is imperative that all employees receive a minimum level of remuneration that enables participation in the economy. To this point, AngloGold Ashanti can confirm that all employees are paid at least 25% above the respective regional minimum wage, and in most instances much higher than this. Furthermore, benchmarking exercises are conducted on an annual basis in each region to ensure that all employees are paid a market related salary for the role which they occupy, with due consideration to levels of performance. All decisions on remuneration are scrutinised to ensure that they are: • Impartial and non-discriminatory • Rational and objective • Aligned to local legislation
Ensure that the remuneration of executive management is fair and responsible in the context of overall employee remuneration in the organisation.	The difference in pay between job levels is justified in the context of the level of responsibility of the job, complexity of the job, and the consequence and impact of on the organisation. The Gini co-efficient is used to ensure that the income dispersion between high and low income earners is not outside market norms.

Remuneration policy element	Fair and responsible pay principle
Apply the appropriate global remuneration benchmarks.	The Mercer Survey is used to benchmark salaries for executive management. For senior management and below, benchmarking is conducted using locally available reputable surveys including, Remchannel (South Africa), Hay evaluation methodology and others.
Provide competitive reward to attract, motivate and retain highly skilled executives and staff vital to the success of the organisation.	The executive comparison is based on a selected group of global competitors (page 170) which is approved by the Remco on an annual basis. In addition, the Remco reviews the benchmark list of comparator companies on an annual basis to ensure that it remains appropriate. In reviewing the participants, Remco considers: • Global spread and complexity • Nature of business • Size of the peer group, which should also be large enough to create a sufficient benchmark from which to draw information Each component of remuneration (base salary, variable pay and benefits) is analysed and compared with the market information and the overall package is reviewed accordingly. The market median is generally targeted for most roles, while the market 75th percentile is targeted for scarce skills.

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AngloGold Ashanti tracks the Gini co-efficient from a South African perspective to ensure that the income dispersion between high and low-income earners is not outside market norms. The analysis is conducted by PricewaterhouseCoopers Inc. (PwC) as an independent third party and based on the November 2018 analysis, PwC concluded that AngloGold Ashanti is aligned to the South African industry average.

Gender equality

The AngloGold Ashanti board of directors is comprised of 27% female representation, which represents a 9% decline from 2017 due to the resignation of Ms S. Zilwa as a Non- Executive Director in May 2018. The executive management team has 33% female representation.

AngloGold Ashanti is committed to gender equality, and the intention is to pay men and women equally for doing equivalent roles.

At a stratum III and above level, the average gender pay gap is 17.34%. The image below illustrates the gender distribution for stratum III and above level staff across four equally sized quartiles. All individuals at this level are ranked from lowest to highest paid. This list is then divided into four sections (quartiles), with an equal number of employees in each section. The quartiles (from lowest to highest) are called the lowest quartile, quartile two, quartile three, and highest quartile.

A pay gap percentage is calculated for each quartile. The pay gap percentage is the difference between the average earnings of men and women, expressed relative to men's earnings.



Pay gap across four quartiles
(%)

Q1
Female 23
Male 77
2017: 2.18% pay gap
2018: (1.12%) pay gap

Q2
Female 20
Male 80
2017: 2.20% pay gap
2018: 2.93% pay gap

Q3
Female 15
Male 85
2017: 1.67% pay gap
2018: 3.81% pay gap

Q4
Female 12
Male 88
2017: (14.87%) pay gap
2018: (11.41%) pay gap

It is evident from the graphs above that the overall number of females represented in the organisation, at a stratum III and above level is low. This can generally be attributed to the mining sector being predominantly male. This is being actively addressed in the Human Resources practices and metrics have been included in the incentive scheme which is designed to improve the gender ratio.

The Pay Gap ratio indicates that in the lower quartile men earn on average 1.12% less than females, 2.93% higher in quartile two, and 3.81% higher in quartile three. It is important to note that while there is a higher number of men in the highest quartile population, the average pay received by males in this population is 11.41% lower than their female counterparts. This confirms AngloGold Ashanti's commitment to gender equality.

The pie chart below indicates a -12% difference between the number of men and women who received a bonus for their performance in 2018.

In addition to the organisations efforts to pay equal remuneration for men and women who perform equivalent roles, the organisation subscribes to various bodies and interest groups that focus on gender diversity. This has provided the opportunity to network and acquire best practice from other organisations particularly in the mining sector.

Proportion of colleagues at Stratum III and above who were awarded a bonus in 2018
(%)



Female
Did not receive a bonus 14
Received a bonus 86

Male
Did not receive a bonus 26
Received a bonus 74



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2019 remuneration policy and structure

The table below sets out the remuneration policy that applies to the executive management team for 2019, which was endorsed by shareholders at the 2018 annual general meeting. The table details each component's link to the Company strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full Remuneration policy can be found in the <NOM>.

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Base salary			
A competitive salary provided to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected	• Base salaries are reviewed annually and are effective from 1 January each year. • Executive base salaries are determined by considering performance; market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons. AngloGold Ashanti positions guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/ or key technical skills, will pay higher than the median. • The CEO makes recommendations on the Executive committee but does not make recommendations on his own base salary. This is reviewed by the Remco and approved by the board	Executive base salary increases and increases for all non-bargaining unit employees are closely aligned, where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI).	Individual performance on a scale of 1 to 5, measured against specific key performance indicators (KPIs). A CPI increase pool is approved annually by Remco. In high-inflation countries, individual increases may be differentiated according to each individual's performance rating. In low-inflation countries, a flat CPI is generally applied to all executives and employees.
Pension			
Provides a post retirement benefit aligned to the schemes in the respective country in which the team member operates	• Funds vary depending on jurisdiction and legislation • Defined benefit funds are not available for new employees, in line with company policy	24.75% of base salary for the CEO and lower contributions for others, dependent on their scheme	Not applicable
Medical insurance			
Provides medical aid assistance aligned to the schemes in the respective country in which the team member operates	• Provided to all executives through either a percentage of fee contribution, reimbursement or company provided healthcare providers	In line with approved policy	Not applicable

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Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Benefits			
Provided to ensure broad competitiveness in the respective markets	Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements), and occasional spousal travel as per the executive travel guidelines	In line with approved policy	Not applicable
Deferred Share Incentive Scheme (DSP) – endorsed by shareholders at the 2017 annual general meeting, and implemented with effect from 1 January 2018			
With effect from 1 January 2018, the Company has used a single incentive for short term and long-term performance. The Deferred Share Plan (DSP) is designed to reward the group's executives to meet strategic short-, medium- and long-term objectives that will enable value delivery to shareholders, by achieving defined company objectives.	Permanent employees who do not participate in a production bonus are eligible to participate in the DSP. Participation is at the discretion of Remco. A portion of the award is paid in cash as a bonus, and the balance is delivered as either deferred cash (for Stratum levels III and below) or deferred shares (for Stratum level IV and above), vesting equally over a period of two to five years. The total incentive is determined based on a combination of company and individual performance measures, defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are weighted to financial outcomes, production, cost and sustainability. Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year.	**CEO:** Maximum award – 450% of base salary (150% is cash bonus; 300% delivered as deferred shares over a period of five years), subject to Company and individual modifiers. On Target award - 300% of base salary (100% is cash bonus; 200% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Threshold award – 150% of base salary (50% is cash bonus; 100% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Below threshold achievement results in no payment. **CFO:** Maximum award – 382.5% of base salary (120% is cash bonus; 262.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers.	One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Performance measures are weighted between company and individual KPIs: **CEO:** Performance measures – 70% weighting towards company objectives 30% weighting towards individual KPIs (as reviewed by the board) **CFO and Exco:** Performance measures – 60% weighting towards company objectives 40% weighting towards individual KPIs (as reviewed by the CEO) Company and individual performance measures are assessed over the financial year, with the exception of certain company measure that are measured over a trailing three-year basis, as indicated below.

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Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
A single set of performance objectives are used, reviewed and approved annually by the Remuneration Committee, based on impact on the Company's performance.	At the end of each financial year, the Company and CEO's performances are assessed by Remco and the board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion namely: **Cash portion:** Base pay x individual performance weighting x on target cash percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x company performance weighting x on-target cash percentage x company performance modifier **Deferred Cash / Shares:** Employees up to Stratum level III will receive a deferred cash element whilst employees on Stratum IV and above will receive deferred shares, calculated as follows: Base pay x individual performance weighting x on target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x company performance weighting x on-target deferred percentage x company performance modifier The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs over a period of time either a two, three, or five-year period, depending on the level of the participant.	On Target award - 270% of base salary (85% is cash bonus; 185% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Threshold award –127.5% of base salary (40% is cash bonus; 87.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Below threshold achievement results in no payment. **EXCO:** Maximum award – 352.5% of base salary (105% is cash bonus; 247.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. On target award - 249% of base salary (75% is cash bonus; 174% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Threshold award – 117.5% of base salary (35% is cash bonus; 82.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Below threshold achievement results in no payment.	Company metrics, each with their own weighting, are: • Relative TSR* • Absolute TSR* • All-in sustaining costs • Normalised cash return on equity* • Production • Ore Reserve pre-depletion* • Mineral Resource additions pre-depletion* • Safety, Health, Environment and Community* • People Remco reserves the right to apply a safety multiplier to the total score which can detract from the final score Relative TSR is measured against a carefully selected peer group of 10 comparators recommended by Remco and approved by the board. The comparator group is retained for measurement for the full three-year review period Full details of the DSP metrics are provided in the remuneration policy

These measures are on a trailing three-year backward looking basis or on a combination of annual and three-year measures

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Malus and clawback

The Remco may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:

- A material misstatement of the Company results which may have caused the over allocation of Cash Bonus, Deferred Cash and Deferred Share allocations

- Misconduct, this will include the lapse of all Deferred Cash and Deferred Shares, both vested and unvested in line with the rules of the DSP

- Where there is an error in the calculation of any performance condition used in the calculation of the performance conditions which may have resulted in an overpayment

Prior period short- and long-term incentives

As highlighted before, with effect from January 2018, AngloGold Ashanti implemented the DSP which replaced all previous short and long-term incentive plans. For purposes of the implementation report, which reflects the incentives payable in prior years, the following section describes the short and long-term incentives applicable prior to 2018. Awards under these plans have been made and/or will vest in 2018.

Operation and objective	Maximum opportunity	Performance measures
Short-term incentive plan (STIP)		
STIP metrics are defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are heavily weighted to production, cost and safety. Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year. The STIP is delivered as a cash element and a deferred equity element which is fully realised after 24 months. At the end of each financial year, the Company and CEO's performances are assessed by Remco and the board against the defined metrics to determine the award to be granted. Stratum III employees and above who are not on production bonuses, qualify for participation. The deferral is intended to be delivered in equity, but Remco retains the discretion to deliver in cash should there be a requirement, for example, where the shares available for issue are below the required amount to satisfy employee allocation needs. Participation in the STIP is at the discretion of Remco.	**CEO:** Maximum award – 200% of base salary (cash 80% + deferred equity/cash award 120%) Target award – 100% (cash 40% + deferred equity/ cash award 60%) Threshold award – 50% (cash 20% + deferred equity/ cash award 30%) Below threshold achievement results in a 0% payment **CFO:** Maximum award - 175% (cash 70% + deferred equity/cash award 105%) Target award – 87.5% (cash 35% + deferred equity/cash award 52.5%) Threshold award – 43.75% (cash 17.5% + deferred equity/cash award 26.25%) Below threshold achievement results in a 0% payment **EXCO:** Maximum award – 150% (cash 60% + deferred equity/ cash award 90%) Target award – 75% (cash 30% + deferred equity/cash award 45%) Threshold award – 37.5% (cash 15% + deferred equity/cash award 22.5%) Below threshold achievement results in a 0% payment.	**CEO:** Performance measures: 70% company objectives 30% individual KPIs (as reviewed by the board) Both company and individual performance are assessed over the financial year **CFO and EXCO:** Performance Measures: 60% Company objectives 40% individual KPIs (as reviewed by the CEO) Both company and individual performances are assessed over the financial year. The company metrics measures are: - Production - All-in sustaining costs - Adjusted Free cash flow - Safety, health and environment - Ore Reserve pre-depletion - Project delivery/capital expenditure

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Operation and objective	Maximum opportunity	Performance measures
Co-Investment Plan		
The CIP is offered annually to create shareholdings held by executives to meet their minimum shareholding requirements (introduced in 2013). These were implemented to achieve alignment of shareholder and executive interests The executive invests up to 50% of their net cash bonus in company shares, after 12- and 24-month periods, the Company offers an equity match of shares purchased on market, provided the executive remains in employment and retains the original investment	150% of the equity originally invested over a deferred 24-month period.	Quantum based on STIP achievement
Long-Term Incentive Plan (LTIP)		
The LTIP metrics are reviewed and defined annually in accordance with the strategy. (It is important to note that any amendment would be applied on a go-forward basis to newly allocated awards with no retrospective metric changes to existing awards) Weightings are provided to the metrics which must be achieved over a three- year period. The TSR is measured against a carefully selected peer group of 10 comparators that was recommended by Remco and approved by the board. The comparator group is retained for measurement for the full three-year review period. The score against all relevant measures contributes towards the percentage of total awards that will vest at the end of the three-year period. Only senior management from Stratum IV and above are eligible to participate in the LTIP. A share under the LTIP is a fully paid ordinary share in the capital of the Company, subject to performance vesting restrictions. The dilution may not exceed 5% of the Company's ordinary share capital. Participation in the LTIP is at the discretion of Remco.	**CEO:** Range of award – 160 – 250% of base salary **CFO:** Range of award – 140 – 200% of base salary **EXCO:** Range of award – 140 – 200% of base salary	The TSR is calculated by the growth in capital from purchasing a share in the Company, assuming that the dividends are reinvested each time they are paid. The TSR is then used to rank the performance of the Company against its competitors (Barrick, Gold Fields, Harmony, Kinross, Goldcorp, Newmont, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater). The remaining 50% performance measurement are: • Operational performance (measured through, all in cost, project Delivery and asset optimisation) • Future optionality (measured by technology innovation and Mineral Resource and Ore Reserve) • Development and attraction and retention of people (measured by the succession cover ratio and talent retention) • A safety multiplier applied to the total score which can either enhance or detract from the final score by 20%. The safety multiplier cannot however increase the maximum pay-out above the defined caps
Dividends		
At vesting, equivalent cash payments subject to applicable PAYE, are provided to all participants of the STIP and LTIP.	In line with AngloGold Ashanti dividend payment policy	Paid post vesting

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Remuneration scenarios at different performance levels

The graphs below depict the pay mix of the executive team in line with the 2018 remuneration policy set out in Part 2. The graphs represent outcomes of the DSP detailed above at below threshold performance (which will result in zero variable pay), threshold, target and maximum performance.

CEO
(Rm)


Below threshold 17 5
Threshold 17 5 9 17
Target 17 5 19 37
Maximum 17 5 30 59
Base salary
Benefits
DSP cash
DSP deferral

For on target performance the CEO can expect to receive 28% of total earnings in guaranteed pay, 25% in DSP cash, and 47% of total earnings in deferred shares, payable in five equal tranches.

CFO
(Rm)


Below threshold 9 2
Threshold 9 2 4 8
Target 9 2 8 18
Maximum 9 2 14 30
Base salary
Benefits
DSP cash
DSP deferral

For on target performance the CFO can expect to receive 29% of total earnings in guaranteed pay, 22% in DSP cash, and 49% of total earnings in deferred shares, payable in five equal tranches.

Executive Committee
(Rm)


Below threshold 8 1
Threshold 8 1 3 7
Target 8 1 6 15
Maximum 8 1 10 24
Base salary
Benefits
DSP cash
DSP deferral

For on target performance Executive Committee members can expect to receive 35% of total earnings in guaranteed pay, 17% in DSP cash, and 48% of total earnings in deferred shares, payable in five equal tranches.


MACMAHON
6344

Australia – Tropicana

Pay mix for all employees is informed by market surveys. As such, the pay mix for all employees will vary depending on level, jurisdiction and the legislation in which we operate.

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Alignment of strategy, pay and performance in the DSP scheme

DSP metrics:
- Production
- All-in sustaining costs
- Normalised cash return on equity
- Relative and absolute total shareholder return
- Asset optimisation
- Safety

DSP metrics:
- Mineral Resource additions pre-depletion
- Ore Reserve pre-depletion
- Production
- All-in sustaining costs
- Relative and absolute total shareholder return


OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Supporting our strategy for sustainable cash flow improvements and returns
Ensure financial flexibility
Maintain long-term optionality
Focus on people, safety and sustainability

DSP metrics:
- Production
- All-in sustaining costs
- Relative and absolute total shareholder return
- Asset optimisation

DSP metrics:
- Ore Reserve pre-depletion
- Mineral Resource additions pre-depletion
- Relative and absolute total shareholder return
- All-in sustaining costs

DSP metrics:
- People
- Safety
- Environment, health and community
- Relative and absolute total shareholder return

In line with AngloGold Ashanti's strategic objectives, the DSP metrics were designed to deliver on these key focus areas:

- **Maintain a strong foundation:** People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term. This includes a drive to improve safety performance, reduce fatalities, and retain key skills
- **Improving financial flexibility:** Ensuring that our balance sheet remains able to meet our funding needs
- **Optimise our cost base:** Ensure that all spend is optimally structured and necessary to fulfill the core business objectives
- **Improve portfolio quality:** A focus on a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business
- **Maintain long-term optionality, albeit at a reasonable cost:** Creating a competitive pipeline of long-term opportunities

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Recruitment policy

When recruiting executives, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer. For new appointments, the Remco may compensate for remuneration forfeited from the previous employer. The intention is to not grant more than the executive would have received in a 12-month period. However, Remco does have the discretion to compensate higher values if, through a fair value valuation, it can be demonstrated that the amount forfeited exceeds that granted. Remco will compensate the amount forfeited through variable pay which can be a combination of equity and cash.

Termination policy

Members of the executive management team have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category. In the event of a termination, the Company has the discretion to allow the executive to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice.

Guaranteed pay includes base salary and other benefits as detailed in the table, but excludes variable pay.

	Reasons for termination			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Base salary	Paid over the notice period or as a lump sum	Base pay will be paid until employment ceases	Base pay is paid for a defined period based on cause and local policy as executives have different employment entities.	Paid over the notice period or as a lump sum
Pension	Pension contributions for the notice period will be paid; the lump sum would not include pension contributions unless contractually agreed	Pension will be paid until employment ceases	Pension will be paid until employment ceases	Pension contributions for the notice period will be paid; the lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable medical provision for the notice period will be paid; the lump sum would not include contributions unless it is contractually agreed.	Medical provision/ payment will be provided until employment ceases	Medical provision/payment will be provided until employment ceases	Where applicable, medical provision for the notice period will be paid; the lump sum would not include contributions unless contractually agreed.


Brazil – Córrego do Sítio AGA Mineração



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	Reasons for termination			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Benefits	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis	Benefits will fall away when employment ceases	Benefits will fall away when employment ceases	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis
DSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for period worked	Discretion to pro-rate for period worked
Deferred cash awards	Unvested awards lapse	Unvested awards lapse	The vesting date will be accelerated, and the participant shall be entitled to receive a proportion of the unvested deferred cash	The vesting date will be accelerated, and the participant shall be entitled to receive a proportion of the unvested deferred cash
Deferred share awards	Unvested awards lapse	Unvested awards lapse	Retrenchment and retirement (early, normal and late): Participant may continue to hold unvested shares post termination of employment. Upon vesting, participant has up to six months to exercise vested shares. Upon termination of employment, vested shares may be exercised within six months following termination date. **Death:** The vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested and unvested deferred shares within 12 months from date of death.	Participant may continue to hold shares post termination of employment. Vested shares may be exercised within six months following termination date



Brazil – Lamego

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Minimum shareholding requirements

Remco is of the opinion that share ownership by executive management demonstrates their commitment to the success of the Company and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive team.

All executive management are required to have a minimum shareholding in the Company as per the table below:

	Within 3 years of appointment/ from introduction of Minimum Shareholding Requirement (MSR)	Within 6 years of appointment/ from introduction of Minimum Shareholding Requirement (MSR)	Holding requirement
CEO	100% of net annual base salary	200% of net annual base salary	Indefinite
Executive Management	75% of net annual base salary	150% of net base salary	Indefinite

The following count towards an individual MSR:

- JSE / NYSE shares purchased on the market, either directly or indirectly, for personal reasons

- Vested shares from the Company's previous share incentive schemes (BSP and LTIP and any other historic schemes), as well as vested shares from the Company's current Deferred Share Plan


Colombia – Gramalote

Service contracts

All members of the executive management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the Company's DSP.

South African executives are paid a portion of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.

Change in control and notice periods

Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:

- the acquisition of all or part of AngloGold Ashanti; or

- a number of shareholders holding less than 35% of the Company's issued share capital consorting to gain a majority of the board and make management decisions; and

- executive management contracts are either terminated or their role and employment conditions are curtailed

In the event of a change in control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change in control contract

terms. The vesting date of a portion of unvested Deferred Share Plan awards will be accelerated to the date of the event. The balance of the shares will vest on the original vesting dates.

Remuneration consultants

Where appropriate, Remco obtains advice from independent remuneration consultants. The consultants are employed directly by Remco and engage directly with them to ensure independence.

Remco appointed PwC to provide specialist, independent remuneration advice on all forms of executive and non-executive pay. It is the committee's practice to undertake a detailed review of potential advisors every three years. PwC's appointment was extended by the Committee in 2017 for a further three years following a review of the quality of advice received, and a review of advisors in the external market.

Key focus areas for 2018 with which PwC assisted were:

- Gini co-efficient, wage differential calculations and associated benchmarking

- Market trends, updates and best practice guidelines

- Committee training where required

In line with best common practice, the Remco which is comprised solely of independent non-executive directors, engages independent consultants in relation to remuneration

REMUNERATION REPORT CONTINUED
SECTION TWO: OVERVIEW OF REMUNERATION POLICY CONTINUED

related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the Remuneration Committee. PwC is invited to attend all the meetings of the committee and have regular access to the chairman and members of the committee. PwC informs and assists the committee's deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in South Africa and major international markets. They comment on technical matters, and generally opine on the committee's work. Each year, the committee evaluates the performance of PwC as the independent advisor and sets their fees to reflect time commitment, value added and market norms. For the year ended on 31 December 2018, the fees payable to PwC amounted to c. R 431,800 (2017: c. R1,337,000). Note that in 2017 PwC's fees included payment for work conducted on the variable pay scheme.

Additionally, the committee avails itself of the services and output of Mercer, who provide global survey data and analysis. Mercer's charges amounted to c. R471,712 (2017: c. R460,000).

Non-executive directors' remuneration policy

The Company's non-executive directors (NEDs) are paid based on their role and there is no differentiation by nationality. The policy is applied using the following principles:

- A board fee is paid for the six annual board meetings and board committee members receive annual committee fees for participation

- Fees are reviewed annually and increases implemented in July. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread

- NEDs receive a travel allowance for travel outside of their home country for site visits and board meetings

- NEDs are not eligible to receive any short- or long-term incentives

For the fifth successive year, no increase to non-executive director fees will be requested at the 2019 annual general meeting.



Australia – Tropicana

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018

This section of the Remuneration Report explains the implementation of the remuneration policy by providing details of the remuneration paid to executives and non-executive directors for the financial year ended 31 December 2018.

Executive pay

2018 has seen the gold price and share price relatively stable, although remaining relatively low. Cost control remains a key imperative and the external market reflected similar challenges.

On behalf of AngloGold Ashanti, Mercer conducts an annual bespoke survey of executive remuneration. For 2018, Remco reviewed the comparator group against AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The review consisted of a detailed analysis of companies who it was felt were appropriate for inclusion in the benchmark.

The companies included in the comparator group were ranked in terms of a number of criteria selected in areas which were, aligned with AngloGold Ashanti. The table below summarises the final comparator group.

2018 Comparator benchmark group

Anglo American Platinum Limited
Barrick Gold Corporation
Goldcorp Incorporated
Gold Fields Limited
Harmony
Implats
Kinross Gold Corporation
Lonmin
Newmont Mining Corporation
Randgold Resources Limited
Sasol
Sibanye-Stillwater
South32 Limited
Yamana Gold Incorporated

In 2018, the January annual increases resulted in each member of the executive management team receiving an increase in line with the CPI in their respective jurisdictions. This is in line with increases for all AngloGold Ashanti employees.

In 2018, Mr Srinivasan Venkatakrishnan resigned as Chief Executive Officer effective 30 August 2018, and Mr Kelvin Dushnisky was appointed as his replacement on 1 September 2018. The remuneration impact on Mr Venkatakrishnan and Mr Dushnisky is as follows:

- Mr Venkatakrishnan received the standard payments as per policies currently in place for resignations at AngloGold Ashanti

- All benefits received by Mr Venkatakrishnan terminated as at 30 August 2018. These included BUPA medical insurance cover and International Pension Scheme membership

- All vacation leave due to Mr Venkatakrishnan was paid

- Mr Venkatakrishnan exercised all vested shares prior to his official last day of work. Any unvested shares lapsed, as per the rules of the scheme.

- Mr Kelvin Dushnisky was appointed on the following terms:

  - Basic salary of US$ 1,300,000 per annum

  - Medical aid insurance through BUPA

  - International Pension Scheme membership

- A pro rata sign-on cash bonus in lieu of his previous company's 2018 performance year that would have been payable in 2019 valued at US$ 800,000. Should Mr Dushnisky leave the employment of AGA within 24 months from date of joining as a result of resignation or dismissal for cause, he will be liable to refund the Company on a pro-rated basis.

- Prior company share buy-out valued at US$ 4,200,000. This will vest in cash and shares per below vesting periods:

Vesting date	Value of cash sign-on bonus in US$
1 January 2019	400,000
1 January 2020	1,000,000
Total	**1,400,000**

Vesting date	Value of Shares (US$)	Value of Shares (ZAR) [1]	Number of AngloGold Ashanti shares [2]
1 January 2019	1,400,000	20,188,000	175,877
1 January 2020	700,000	10,094,000	87,939
1 January 2021	700,000	10,094,000	87,939
Total	**2,800,000**	**40,376,000**	**351,755**

[1] Exchange rate: 1 US$: 14.42 ZAR
[2] JSE 5-day VWAP prior to 1 September 2018: 114.7845

The table overleaf represents the executive director and prescribed officer remuneration for 2018 and 2017. It comprises an overview of all the pay elements received by the executive management team for the 12-month periods ended 31 December 2018 and 31 December 2017 respectively.

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Directors and other key management personnel

Executive directors and prescribed officers remuneration

The table below summarises remuneration of executive directors and prescribed officers. It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2018.

	Salary ZAR '000	Performance related payments [4] ZAR '000	Pension scheme benefits ZAR '000	Other benefits and encashed leave [3] ZAR '000	Total salary and benefits (IFRS) ZAR '000	Pre-tax gains on share awards exercised ZAR '000	2018 Total ZAR '000	2018 Total [6] US$ '000	2017 Total [6] US$ '000	2016 Total [6] US$ '000
Executive directors										
KPM Dushnisky [1][2]	5,740	6,529	1,421	16,022	29,712	–	29,712	2,243	–	–
KC Ramon	8,692	8,187	725	1,162	18,766	–	18,766	1,417	1,157	947
S Venkatakrishnan [5]	8,995	–	2,275	4,218	15,488	55,278	70,766	5,342	2,134	1,832
Total executive directors	23,427	14,716	4,421	21,402	63,966	55,278	119,244	9,002	3,291	2,779
Prescribed officers										
CE Carter	9,557	8,050	1,381	985	19,973	9,628	29,601	2,235	1,887	1,535
GJ Ehm	8,693	7,019	248	694	16,654	13,874	30,528	2,304	1,449	1,693
DC Noko	7,014	5,751	658	406	13,829	22,132	35,961	2,715	938	961
ME Sanz Perez	6,953	5,730	869	150	13,702	–	13,702	1,034	885	1,640
CB Sheppard	7,415	6,080	696	389	14,580	–	14,580	1,101	862	721
TR Sibisi	6,347	5,416	793	114	12,670	–	12,670	957	711	541
L Eybers	7,946	6,549	248	1,369	16,112	–	16,112	1,216	1,051	–
Total prescribed officers	53,925	44,595	4,893	4,107	107,520	45,634	153,154	11,562	7,783	7,091

[1] All salary payments (including salary, performance related payments, pension and other benefits) for KPM Dushnisky are pro-rated in accordance with his start date (1 September 2018 - 31 December 2018).

[2] Other benefits for KPM Dushnisky represents a cash sign-on award of $1.2m accrued in 2018, payable as follows: $0.8m upon engagement and $0.4m on 1 January 2019. Full details of total cash and share sign-on awards are included below.

[3] Other benefits include health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[4] Represents the DSP cash portion; calculated on the financial year's results; and payable in the 2019 financial year.

[5] Includes remuneration and pre-tax gains on share awards exercised for S Venkatakrishnan up to resignation date 30 August 2018.

[6] Convenience conversion to US$ at the year-to-date average exchange rate of $1:R13.25 (2017: R13.30; 2016: R14.68).

While the Company has endeavoured to comply with single figure reporting principles as recommended by King IV, we consider that disclosing remuneration consistent with prior years provides greater transparency, insight and usefulness for users of the Integrated Report and Annual Financial Statements, especially since the Company is in transition to a new incentive scheme.

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Directors and other key management personnel continued

BSP awards

	Balance at 1 January 2018	Granted during 2018	Exercised during 2018	Lapsed during 2018	Balance at 31 December 2018 [1]	Vested balance at 31 December 2018 [1]	Pre-tax gains on awards exercised during 2018 US$ '000 [2] [3]	Closing indicative fair value of Balance at 31 December 2018 US$ '000 [4]
Executive directors								
KC Ramon	89,825	55,634	—	—	145,459	68,386	—	1,675
S Venkatakrishnan	331,742	101,217	295,683	137,276	—	—	2,470	—
Total executive directors	**421,567**	**156,851**	**295,683**	**137,276**	**145,459**	**68,386**	**2,470**	**1,675**
Prescribed officers								
CE Carter	56,933	47,873	37,633	—	67,173	—	305	774
GJ Ehm	117,164	45,993	21,882	—	141,275	78,492	185	1,627
L Eybers	36,959	44,575	—	—	81,534	27,908	—	939
DC Noko	101,548	38,718	87,735	—	52,531	—	901	605
ME Sanz Perez	67,902	38,143	—	—	106,045	53,203	—	1,221
CB Sheppard	39,357	40,931	—	—	80,288	24,754	—	925
TR Sibisi	23,621	35,410	—	—	59,031	11,810	—	680
Total prescribed officers	**443,484**	**291,643**	**147,250**	**—**	**587,877**	**196,167**	**1,391**	**6,771**

[1] Vested awards not yet exercised are included in "Balance at 31 December 2018". The "Balance at 31 December 2018" includes unvested awards, as well as vested awards not yet exercised.

[2] Represents the actual pre-tax gains on date of exercise, converted to US$ at the convenience year-to-date average exchange rate of $1:R13.25.

[3] Pre-tax gains on awards exercised are included in the 2018 remuneration table.

[4] Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to US$ at the December closing exchange rate of $1:R14.35.

The last BSP awards were granted in 2018. No further BSP share awards will be granted as the Company is transitioning to the new DSP. The BSP 2018 cash portion of the scheme, paid in February 2018, was included in the 2017 remuneration table, while pre-tax gains on BSP 2018 share awards will be included in future remuneration tables when vested shares are exercised. BSP share awards vest at 100% over two years, with 50% vesting 12 months after the date of grant and the remaining 50% vesting 24 months after the date of grant.

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SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Directors and other key management personnel continued

LTIP awards

	Balance at 1 January 2018 [1]	Exercised during 2018	Lapsed during 2018	Balance at 31 December 2018 [2]	Vested balance at 31 December 2018 [1] [2]	Pre-tax gains on awards exercised during 2018 US$ '000 [3] [4]	Closing indicative fair value of Balance at 31 December 2018 US$ '000 [5]
Executive directors							
KC Ramon	358,334	—	67,590	290,744	60,149	—	3,348
S Venkatakrishnan	634,782	203,786	430,996	—	—	1,703	—
Total executive directors	**993,116**	**203,786**	**498,586**	**290,744**	**60,149**	**1,703**	**3,348**
Prescribed officers							
CE Carter	352,962	50,219	72,148	230,595	—	422	2,655
GJ Ehm	387,556	86,659	70,302	230,595	—	862	2,655
L Eybers	146,061	—	14,492	131,569	14,034	—	1,515
DC Noko	339,221	75,041	55,330	208,850	—	770	2,405
ME Sanz Perez	332,634	—	55,090	277,544	69,081	—	3,196
CB Sheppard	231,328	—	10,260	221,068	7,140	—	2,546
TR Sibisi	195,971	—	—	195,971	—	—	2,257
Total prescribed officers	**1,985,733**	**211,919**	**277,622**	**1,496,192**	**90,255**	**2,054**	**17,229**

[1] Represents the total long term incentive awards (including cash settled awards for 2016 and 2017). The "Balance at 31 December 2018" includes unvested awards, as well as vested awards not yet exercised.

[2] Vested awards are included in "Balance at 31 December 2018".

[3] Represents the actual pre-tax gains on date of exercise, converted to US$ at the convenience year-to-date average exchange rate of $1:R13.25.

[4] Pre-tax gains on awards exercised are included in the 2018 remuneration table.

[5] Represents the indicative fair value of closing share balance, at the JSE year end volume weighted average price (VWAP) price converted to US$ at the December closing exchange rate of $1:R14.35.

The last LTIP awards were granted in 2017 i.e. cash-settled LTIP 2017. No further LTIP awards will be issued as the Company is transitioning to the new DSP. Cash-settled LTIP 2016 awards vested in March 2019 at 47.3%, while cash-settled LTIP 2017 awards will vest in March 2020, based on the actual vesting percentage achieved at the time. Pre-tax gains on vested awards exercised are included in remuneration tables in the years exercises occur.



REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Directors and other key management personnel continued

CIP matched awards

	Balance at 1 January 2018 [1]	Granted during 2018	Vested and exercised during 2018 [1]	Lapsed during 2018	Balance at 31 December 2018 [1]	Closing indicative fair value of Balance at 31 December 2018 US$ '000 [2]
Executive directors						
KC Ramon	17,817	16,950	11,497	—	23,270	268
S Venkatakrishnan	23,265	—	11,632	11,633	—	—
Total executive directors	**41,082**	**16,950**	**23,129**	**11,633**	**23,270**	**268**
Prescribed officers						
CE Carter	1,897	—	948	—	949	11
GJ Ehm	9,000	12,000	4,500	—	16,500	190
L Eybers	7,218	13,179	3,609	—	16,788	193
DC Noko	12,929	10,606	8,165	—	15,370	177
ME Sanz Perez	9,109	11,484	4,554	—	16,039	185
CB Sheppard	8,016	10,350	4,008	—	14,358	165
TR Sibisi	6,127	6,240	3,063	—	9,304	107
Total prescribed officers	**54,296**	**63,859**	**28,847**	**—**	**89,308**	**1,028**

[1] Vested CIP matched awards are included in the remuneration table as part of "Other benefits and encashed leave". The "Balance at 31 December 2018" includes unvested awards only.

[2] Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to US$ at the December closing exchange rate of $1:R14.35.

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Directors and other key management personnel continued
DSP awards

Subsequent to year end and up to the date of this report, the following DSP awards were granted to executive directors and prescribed officers:

	Awards granted (unvested)	Indicative fair value of unvested awards based on grant date price US$ '000
Executive directors		
KPM Dushnisky	67,742	965
KC Ramon	89,782	1,279
Total executive directors	**157,524**	**2,244**
Prescribed officers		
CE Carter	98,451	1,402
GJ Ehm	82,037	1,169
L Eybers	77,380	1,102
DC Noko	67,548	962
ME Sanz Perez	67,712	965
CB Sheppard	71,409	1,017
TR Sibisi	63,424	904
Total prescribed officers	**527,961**	**7,521**

[1] Represents the indicative fair value of unvested awards based on the grant date share price of R204.42 converted to US$ at the December closing exchange rate of $1:R14.35.

The DSP, which replaces all previous short-term and long-term incentive plans, was implemented in 2018. The DSP 2019 cash portion of the scheme, paid in February 2019, was included in "Performance related payments" in the 2018 remuneration table. The table above reflects the DSP 2019 share awards granted in February 2019. These shares will vest in equal annual portions over five years from 2020 to 2024.

Special on-boarding incentives

The following table shows special once-off on-boarding incentives (cash and shares) awarded to KPM Dushnisky upon joining the Company:

	US$ '000
Total cash sign-on incentive	
Upon engagement - 1 September 2018 [1]	800
1 January 2019 [1]	400
1 January 2020 [2]	1,000
	2,200

	Number of shares	US$ '000	Closing indicative fair value of awards at 31 December 2018 US$ '000 [4]
Total share sign-on incentive			
1 January 2019 [3] [5]	175,877	1,400	2,025
1 January 2020 [3]	87,939	700	1,012
1 January 2021 [3]	87,939	700	1,012
	351,755	**2,800**	**4,049**

[1] Amounts included in the 2018 remuneration table as part of "Other benefits and encashed leave".

[2] Amount will be included in remuneration table for the financial year ending 31 December 2019.

[3] Value of the share sign-on awards to be included in future years' remuneration tables.

[4] Represents the indicative fair value of closing share balance, at the JSE year end VWAP price converted to US$ at the convenience December closing exchange rate of $1:R14.35.

[5] Shares were awarded on 20 February 2019 (40,877) and 21 February 2019 (135,000).

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Minimum shareholding achievements

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

Executive	Six-year target achievement date	MSR holding as at 31 December 2018 as percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive directors				
KPM Dushnisky [1]	Mar-24	74%	100%	200%
KC Ramon	Mar-21	425%	75%	150%
Prescribed officers				
CE Carter	Mar-19	235%	75%	150%
GJ Ehm	Mar-19	318%	75%	150%
L Eybers	Mar-23	137%	75%	150%
DC Noko	Mar-19	562%	75%	150%
ME Sanz Perez	Mar-19	662%	75%	150%
C Sheppard	Mar-21	126%	75%	150%
TR Sibisi	Mar-22	75%	75%	150%

[1] Executive Director appointed with effect from 1 September 2018 and the three-year MSR achievement is only due in March 2021. It is to be noted that the Executive Director purchased 50,000 American Depositary Receipts (ADRs) to the value of US$386,584.53 on 4 September 2018.

Deferred Share Plan (DSP) performance outcomes

The DSP measures resulted in an achievement of 108.9% out of 100%.

The table on the next page summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2018:


Australia – Tropicana

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

2018 DSP performance measure		Target weighting	Achievement	Threshold measures	Target measures	Stretch measures
Financial measures	Relative total shareholder return: three year relative ranking with the selected comparator group. The comparators are: Barrick, Gold Fields, Harmony, Newmont, Kinross, Goldcorp, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater	10.00%	0.00%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators
	Absolute total shareholder return	10.00%	6.33%	US$ COE	US$ COE + 2%	US$ COE + 6%
	Normalised cash return on equity (nCROE)	15.00%	22.50%	US$ COE	US$ COE + 2%	US$ COE + 6%
	Production	12.50%	16.69%	3,285oz (000)	3,350oz (000)	3,425oz (000)
	All-in sustaining costs	15.00%	22.50%	$1,088/oz	$1,071/oz	$1,054/oz
Future optionality	• Ore Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	6.25%	9.38%	Plus 2.4Moz	Plus 3.9Moz	Plus 4.9Moz
	• Mineral Resource (pre-depletion, asset sales, mergers and acquisitions)	6.25%	0.00%	Plus 8.0Moz	Plus 12.8Moz	Plus 16.0Moz
Safety, health, environment and community	AIFR: three-year rolling average	4.00%	6.00%	≥5% performance improvement (6.87)	≥10% performance improvement (6.51)	≥15% performance improvement (6.15)
	Major hazard management critical control percentage compliance	3.00%	4.50%	90% of major hazards identified, assessed and controlled.	92.5% of major hazards identified, assessed and controlled.	95% of major hazards identified, assessed and controlled.
	Safety management systems and practices protocol	3.00%	4.36%	75% - compliant to proactive maturity level	85% - proactive maturity level	90% - proactive to resilient maturity level
	Health - site compliance to the global safety standards on organisational health, wellness and fitness for work standard	1.50%	1.95%	90% compliance	95% compliance	100% compliance
	Completion of bowtie risk assessments per region, including identification of critical controls and actions managed to closure	1.50%	2.25%	1	2	3
	Number of reportable environmental incidents at operating mines	1.50%	0.75%	2	1	0
	Greenhouse gas emissions intensity at gold producing operations, measured in kg CO_2e/tonne	1.50%	2.25%	-0.3% off base	-0.6% off base	-1% off base
	Community: number of human rights violations	2.00%	3.00%	≤ 2 human rights violations	≤ 1 human rights violations	0 human rights violations
	Number of business disruptions as a result of community unrest	2.00%	0.00%	5	3	1
Core value: People	• Strategic coverage ratio – measured by the number of successors ready to take up a role within one year for identified key leadership positions	2.00%	3.00%	1:1.48	1:1.56	1:1.64
	• Key staff retention – measured through turnover excluding retrenchments, retirements and deaths within the leadership talent pool	2.00%	2.42%	85% pa	90% pa	95% pa
	• Gender diversity – measured through female representation at leadership level	1%	1%	13% female representation	15% female representation	17% female representation
	Total	**100%**	**108.9%**			

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018 CONTINUED

Vesting outcomes of the 2016 LTIP awards

The LTIP reflects ongoing poor TSR performance over the three-year period. The table below summarises AngloGold Ashanti's 2016 LTIP metrics, their weightings and performance against these metrics, which will vest in 2019:

2016 LTIP Performance Measure		Target weighting	Achievement	Threshold measures	Target measures	Stretch measures
Total shareholder return	Relative total shareholder return: three-year relative ranking with the selected comparator group. The comparators are: Barrick, Gold Fields, Harmony, Newmont, Kinross, Goldcorp, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater	50%	0.00%	Sliding scale 50% - 60%	Sliding scale 60% - 80%	Sliding scale 80% - 100%
Portfolio optimisation	All-in cost	25%	17.60%	As defined by the Management Action Plan		
	Project delivery			As per the project delivery matrix		
	Asset optimisation			As defined by the Management Action Plan		
Future optionality	Innovation technology (South African region)	15%	13.00%	Measured against budget		
	Colombia: Gramalote and La Colosa studies			Measured against budget		
	2016 Mineral Resource (adjusted)			Plus 6Moz	Plus 9Moz	Plus 11Moz
	2016 Ore Reserve (adjusted)			Plus 2.2Moz	Plus 3.4Moz	Plus 4.0Moz
Core value: People	• Strategic coverage ratio	10%	8.80%	1:0.60	1:0.70	1:0.85
	• Retention of top talent pool			12% pa	8% pa	5% pa
	Sub-total	**100%**	**39%**			
Core value: Safety	Multiplier: percentage compliance with AngloGold Ashanti's safety standards	+-20%	20.0%			
	Total	**100%**	**47.3%**			



LTIP percentage achieved
(%)

2014 37.4
2015 32.4
2016 26.1
2017 41.0
2018 47.3

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018

Total remuneration outcomes:
Kelvin Dushnisky, Chief Executive Officer

Start date:	1 September 2018
Notice period:	12 months
Change of control (as described in the Remuneration Policy section "Change of control and notice periods") on page 168:	12 months

CEO
(%)



■ Base salary ■ Benenfits ■ DSP Cash ■ DSP Deferral

Total actual pay for Mr Dushnisky in 2018, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential. It should be noted that Mr Dushnisky's earnings are reflected as annual figures although he effectively only earned the equivalent of four months as his start date was 1 September 2018.

Maximum DSP cash bonus opportunity: **150%**	Final cash bonus result: **113.7%**
Maximum DSP share awards opportunity: **300%**	Final share award result: **227.5%**
Total DSP opportunity: **450%**	Final DSP result for 2018: **341.2%**
(as % of base pay)	(as % of base pay)

* Note that Mr Dushnisky will receive a pro-rated award based on the four months that he has been employed at AngloGold Ashanti

Key achievements in the year:

Mr Dushnisky spent his first months after joining AngloGold Ashanti on 1 September 2018 deepening his knowledge of the organisation by meeting with the executive teams and other employees, interacting closely with the board of directors, visiting sites, engaging with senior government representatives in key operating jurisdictions, and meeting with our major institutional shareholders.

Mr Dushnisky's immediate achievements can be summarised as follows:

- After studying the portfolio, Mr. Dushnisky worked closely with his executive management team to refine the Company's strategic approach, in particular defining AngloGold Ashanti's capital allocation methodology to target net debt to adjusted EBITDA of no more than 1.0 times, through the cycle (down from the current 1.5 times), and setting the hurdle for new investments at a 15% internal rate of return determined at a gold price of $1,200/oz. These clear capital allocation 'guardrails' provide greater clarity for the Company's operators and investors alike

- Established the processes to streamline the portfolio by disposing of AngloGold Ashanti's stakes in the Sadiola mine, in Mali, and the Cerro Vanguardia mine, in Argentina, to allow greater management focus on the balance of the portfolio of operations and projects. Mr. Dushnisky has made clear that the sales will only proceed if full value can be realised

- Led the finalisation of the Company's 2019 Business Plan and budget, ensuring conservative assumptions were used that will allow the Company to remain self-financing, even at gold prices well below those achieved in 2018. The plan to meet all funding requirements from self-generated cash flows was achieved in a year of relatively high capital investment commitments, given normal sustaining capital needs and peak financing requirements for Obuasi's redevelopment

- Met with the Company's largest active shareholders and also key government stakeholders, including: Ghana's President and Mines Minister; his Excellency the King of Ashanti; South Africa's Minster of Mineral Resources; and Colombia's President and Ministers of Mining and Energy, Environment, Economy and Foreign Affairs

- Reconfigured the organisational structure, dividing the portfolio of operations into International and Africa units, with the latter incorporating the remaining South Africa portfolio. The new structure allows for improved management focus

- Provided for a technical review of the Obuasi Redevelopment Project by a highly respected independent third-party, to provide an additional layer of assurance in the project's schedule, capital and operating forecasts. The review validated AngloGold Ashanti's feasibility study

- Oversaw the final four months of the year, which included the most prolific production period of 2018 and the ultimate delivery of AngloGold Ashanti's sixth consecutive year meeting or improving on every element of its market guidance

- Initiated the process of providing investors with greater transparency with respect to the Company's global exploration programme in order to gain a clearer understanding of the genesis of future project opportunities

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018

CEO's performance bonus outcome 2018

2018 DSP performance year bonus outcome	Weighting	DSP cash payment outcome
Financial performance targets		
Relative total shareholder return	10.0%	0.00%
Absolute total shareholder return	10.0%	0.00%
nCROE	15.0%	22.50%
Production	12.5%	18.19%
All-in sustaining costs ($/oz)	15.0%	22.50%
2018 Ore Reserve pre-depletion (Moz)	6.25%	9.38%
2018 Mineral Resource additions pre-depletion (Moz)	6.25%	0.00%
Safety, Health, Environment and Community	20.0%	24.20%
People metrics	5.0%	6.42%
Total % for company performance:	100.0%	108.90%
		x
Organisational performance weighting:		70.00%
		=
A - Organisational performance weighted outcome:		**76.2%**
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets		
Individual performance weighting:		30.00%
		x
Maximum performance rating bonus correlation:		125.00%
		=
B - Maximum DSP opportunity based on individual performance:		**37.5%**

2018 DSP performance year bonus outcome	Weighting	DSP cash payment outcome
Total % of maximum cash bonus pay opportunity (A+B)		**113.73%**
		x
Maximum total cash bonus opportunity (as % of base pay)		100.00%
Maximum total deferred share award opportunity (as % of base pay)		200.00%
		=
Final cash bonus result (as % of base pay)		**113.7%**
Final deferred share award result (as % of base pay)		**227.5%**
Base pay as at December 2018 (all offshore payments converted to rands at exchange rate of 12.7854:$1)		x
		R17,221,100
Note: eligible for four months as Mr Dushnisky joined on 1 September 2018		=
Annual cash portion of DSP:		**R6,528,519**
Annual deferred share portion of DSP (to vest over five years):		**R13,057,038**
Total 2018 deferred share plan award:		**R19,585,557**

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018

Total remuneration outcomes:
Christine Ramon, Chief Financial Officer

Start date:	1 October 2014
Notice period:	6 months
Change of control (as described in the Remuneration Policy section "Change of control and notice periods") on page 168:	6 months

CFO
(%)



Maximum	9	2	14	30
Target	9	2	8	18
Actual earnings	9	2	8	18

■ Base salary ■ Benenfits ■ DSP Cash ■ DSP Deferral

Maximum DSP cash bonus opportunity: **120%**	Final cash bonus result: **89.5%**
Maximum DSP share awards opportunity: **262.5%**	Final share award result: **195.8%**
Total DSP opportunity: **382.5%**	Final DSP result for 2018: **285.3%**
(as % of base pay)	(as % of base pay)

Key achievements for the year:

- Ms Ramon has led the integration of the Finance and Group Tax functions into the various operations by taking an active involvement in the operations, the people, and the cost drivers

- Ms Ramon successfully completed the $1.4bn refinancing in October at a tighter margin and similar covenant terms as the last facility. An additional $115m local facilities were put in place for Geita mine to manage risk and cater for working capital requirements

- Fully managed the liquidity requirements of the group, keeping all key metrics intact

- Insurance renewals were completed in May 2018 with improved policy terms. Premium savings of $1.8m was achieved, equating to 13.6% year-on-year

- Improved the risk function, with enhanced integration of operational and financial risks as well as greater focus on strategic risks. The 2018 oil hedge executed realised a net gain of $5m for the year

- Actively provided oversight in managing working capital, reducing corporate costs and driving value in the procurement function for the South Africa region

- Ms Ramon continues to play an active role in professional and industry bodies that have a role in formulating financial and accounting policy

2018 DSP performance year bonus outcome	Weighting	DSP cash payment outcome
Financial performance targets		
Relative total shareholder return	10.0%	0.00%
Absolute total shareholder return	10.0%	0.00%
nCROE	15.0%	22.50%
Production	12.5%	18.19%
All-in sustaining costs ($/oz)	15.0%	22.50%
2018 Ore Reserve pre-depletion (Moz)	6.25%	9.38%
2018 Mineral Resource additions pre-depletion (Moz)	6.25%	0.00%
Safety, health, environment and community	20.0%	24.20%
People metrics	5.0%	6.42%
Total % for company performance:	100.0%	108.90%
		x

REMUNERATION REPORT CONTINUED
SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018

CFO DSP outcome continued

2018 DSP performance year bonus outcome	Weighting	DSP cash payment outcome
Organisational performance weighting:		60.00%
		=
A - Organisational performance weighted outcome:		65.3%
Individual performance results		
Actual individual targets and strategic objectives are not disclosed in order to maintain commercial confidentiality in competitive markets.		
Individual performance weighting:		40.00%
		x
Maximum performance rating bonus correlation:		125.00%
		=
B - Maximum DSP opportunity based on individual performance:		50.0%
Total % of maximum cash bonus pay opportunity (A+B)		115.34%
		x
Maximum total cash bonus opportunity (as % of base pay)		80.00%
Maximum total deferred share award opportunity (as % of base pay)		175.00%
		=
Final cash bonus result (as % of base pay)		92.3%
Final deferred share award result (as % of base pay)		201.8%
		x
Base pay as at December 2018 (all offshore payments converted to ZAR at exchange rate of ZAR 13.247: US$1		8,873,104
		=
Annual cash portion of DSP:		R8,187,391
Annual deferred share portion of DSP (to vest over five years):		R17,909,917
Total 2018 deferred share plan award:		R26,097,307

2016 LTIP performance measures	Weighting	Outcome
Total shareholder return	50%	0.00%
Operational performance	25%	17.60%
Future optionality	15%	13.00%
Core value: People	10%	8.80%
Total	100%	39.40%
Core value: Safety multiplier	±20%	20.00%
A - LTIP performance measures:		47.28%
		x
B - Number of shares allocated in 2016		120 000
2015 number of shares allocated based on 200% of annual basic salary		x
C - Share price as at 25 February 2019		R199.35
		x
Value of 2018 vesting		R11,310,322

Note: The value calculated above is an estimate. The actual value of the LTIP will be determined by the share price at the date when the award is exercised.

REMUNERATION REPORT CONTINUED

SECTION THREE: REMUNERATION IMPLEMENTATION REPORT – JANUARY TO DECEMBER 2018

Non-executive directors' fees and allowances

The board elected not to take an increase in 2018, given prevailing market conditions. This was the fifth year that non-executive directors had not received an increase.

The table below summarises directors' fees for the period as well as the comparative totals for 2017 and 2016:

Non-executive directors' fees and allowances

| Non-executive directors | 2018 | | | | 2017 | 2016 |
| | Director fees | Committee fees | Travel allowance | [1] Total | Figures in thousands [1] | |
					Total	Total
SM Pityana (Chairman)	342,000	87,750	11,250	441,000	372	378
AH Garner	134,000	38,500	27,500	200,000	201	200
AM Ferguson [2]	30,000	10,000	12,500	52,500	–	–
MJ Kirkwood	134,000	79,000	33,750	246,750	231	249
NP January-Bardill	134,000	56,000	7,500	197,500	180	189
R Gasant	134,000	83,000	12,500	229,500	182	193
RJ Ruston	134,000	80,500	46,250	260,750	212	231
MDC Richter	134,000	67,500	33,750	235,250	203	200
DL Hodgson	134,000	47,000	8,750	189,750	167	176
SV Zilwa [3]	67,000	28,500	–	95,500	212	256
Total	**1,377,000**	**577,750**	**193,750**	**2,148,500**	**1,960**	**2,072**

[1] Directors' compensation is disclosed in US dollars.

[2] Director appointed on 1 October 2018.

[3] Director resigned effective 15 May 2018.


Australia – Tropicana



FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are

forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory

environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events

or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.



Australia – Tropicana



ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662

Ghana
Gold House, Patrice Lumumba Road
(PO Box 2665)
Accra, Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
Executive Vice President – Group Legal,
Commercial and Governance and Company
Secretary:
ME Sanz Perez

Investor Relations contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLOGOLD
ASHANTI
Telephone: +1-888-BNY-ADRS



www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance